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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Village Roadshow Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

FILE NO. 82- 04513

FISCAL YEAR 6-30-06

*• Complete for initial submissions only ** Please note name and address changes*

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DAT: 10/26/06

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

ARLS
6-30-06

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

FINANCIAL REPORT
30 JUNE 2006

Your Directors submit their report for the year ended 30 June 2006.

CORPORATE INFORMATION
Village Roadshow Limited ("the Company") is a company limited by shares that is incorporated and domiciled in Australia. The registered office of the Company is located at Warner Roadshow Movie World Studios, Pacific Motorway, Oxenford Queensland 4210, with the principal administrative office at 206 Bourke Street, Melbourne Victoria 3000.

DIRECTORS AND SECRETARIES
The names of the Directors and Secretaries of the Company in office during the financial year and until the date of this report are:

Directors:
John R. Kirby (Chairman)
Robert G. Kirby
Graham W. Burke
Peter E. Foo
Peter M. Harvie
William J. Conn
D. Barry Reardon
Peter D. Jonson

Secretaries:
Philip S. Leggo
Shaun L. Driscoll

Mr. John Kirby assumed the chairmanship of the Company from Mr. Robert Kirby on 28 June 2006. The qualifications and experience of the Directors and Secretaries and the special responsibilities of the Directors are set out on pages 8 to 10.

As at the date of this report, the relevant interests of the Directors in the shares, options and "in-substance options" of the Company and related bodies corporate were as follows:

Name of Director	Village Roadshow Corporation Pty Limited		Village Roadshow Limited			Austereo Group Limited
	Ordinary Shares	Preference Shares	Ordinary Shares	Preference Shares	Ordinary Options	Ordinary Shares
John R. Kirby	6,878,956	41,972	95,249,698	-	-	253,395,438
Robert G. Kirby	6,878,956	41,972	95,249,698	-	-	253,395,438
Graham W. Burke	6,878,956	41,972	95,249,698	-	6,000,000	253,395,438
Peter E. Foo	-	-	1,000,000	1,000,000	-	5,000
Peter M. Harvie	-	-	257,400	242,900	-	1,030,001
William J. Conn	-	-	191,563	-	-	-
Peter D. Jonson	-	-	10,000	33,236	-	-
D. Barry Reardon	-	-	10,000	8,552	-	-

PRINCIPAL ACTIVITIES
The principal activities of the Company and its controlled entities ("economic entity") during the financial year were:

* Cinema Exhibition
* FM Radio Operations
* Film Production
* Theme Park Operations
* Film, DVD and Video Distribution

OPERATING AND FINANCIAL REVIEW
OVERVIEW
Village Roadshow Limited ("VRL") recorded an after tax loss of $35.1 million for the year ended 30 June 2006, consistent with guidance previously provided by the Company. The result compares to a profit re-stated under Australian Equivalents to International Financial Reporting Standards ("AIFRS") of $49.3 million for the year ended 30 June 2005.

Excluding material items and discontinued businesses, VRL recorded attributable net profit of $20.1 million compared to $35.1 million for the prior year. Reported EBITDA excluding material items and discontinued operations remained strong at $174.2 million in the current year, compared to the previous year's $197.4 million.

During the 2006 financial year a number of material items and losses from discontinued businesses were recorded as a result of substantial progress in relation to the Company's restructuring program. After tax, material items totalled a loss of $37.4 million. Significant achievements in this program included the sale of Argentina, the remaining UK sites, New Zealand and Fiji cinema circuits, settlement of a substantial legal claim and the financial restructure of the Film Production division.

Material items for the year totalled a loss before tax of $49.7 million. Approximately $39.0 million of this relates to the Film Production division restructure and settlement of legal claims. In addition there was an immediate write-off of $4.9 million upon the acquisition of a shareholding in Sydney Attractions Group, and other corporate expenses associated with the Film Production restructuring.

Discontinued Operations in the period generated a net loss of $17.8 million including trading losses for Austria and the UK, trading profits for NZ / Fiji and a combined net loss on sale of Argentina and UK partially offset by a profit on sale of New Zealand and Fiji.

Further restructuring was completed subsequent to year end, when VRL finalised the previously announced acquisition of Warner Bros.' 50% interest in the Theme Parks division, resulting in VRL owning 100% of the main Theme Parks operations. In addition, VRL has agreed with the landlords in Austria to hand back the company's two cinemas in that country by the end of September 2006.

OPERATING AND FINANCIAL REVIEW *continued*

OVERVIEW *continued*

Whilst the VRL group has incurred some one-off expenses during the year, the focus has been on positioning its businesses to best pursue growth opportunities, reducing the risk profile of the VRL group and simplifying the structure.

The financial restructure of the Film Production business involving Crescent Entertainment and extension of the financing facility will enable this business to increase the number of films it produces and has substantially reduced VRL's cash investment in this business. Towards the end of 2006 the division will be releasing *Happy Feet* which many in the industry believe could be this year's number one film at the box office.

The sale of Cinema Exhibition territories – Argentina, the remainder of UK, New Zealand / Fiji and the agreement to exit Austria – will enable the VRL group to focus on core territories where there is strong cash flow and management control, as well as substantially reducing the VRL group's lease commitments.

Moving to 100% ownership of the Theme Parks brings significant strategic and operational benefits to VRL as it simplifies the structure and allows access to 100% of free cash flow, whilst retaining access to the Warner Bros. brand and expertise. The VRL group also made an investment in Sydney Attractions Group during the year which is complementary to the existing Theme Parks business.

Austereo produced earnings growth this year, despite the impact of new licences during the year in Sydney and Melbourne. Austereo has achieved strong audience growth, which is a testament to its programming and marketing strategies in a competitive market, and reduced overheads.

The Film Distribution division produced a very solid result for the year, down marginally from the previous year's record result. Blockbuster performances from *Harry Potter and the Goblet of Fire* and *Charlie and the Chocolate Factory* drove substantially higher box office revenues for Roadshow titles.

The world of entertainment changes rapidly, and the major restructuring over the last year has positioned the VRL group for a strong future. The Board of Directors has great confidence in that future.

CAPITAL MANAGEMENT AND DIVIDEND POLICY

During the period, VRL completed on-market buy backs totalling approximately 10% of ordinary shares for a total of $45.4 million. There are currently 152.6 million ordinary shares and 109.6 million preference shares on issue.

The Board of Directors has resolved not to pay a dividend, based on the results for the 2006 financial year. This policy will continue to be reviewed based on the performance of the Company.

OPERATIONAL PERFORMANCE

Cinema Exhibition

Cinema Exhibition reported a profit on continuing operations of $1.3 million, down $17.8 million on last year's result of $19.1 million. VRL's share of underlying EBITDA for the period was $34.6 million compared with $50.6 million in the previous corresponding period.

Cinema Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] (A$'000)

	Year Ended June 2006			Year Ended June 2005		
Geographical Segment	Gross Box Office	Underlying EBITDA		Gross Box Office	Underlying EBITDA	
		100%	VRL Share		100%	VRL Share
Australia	297,849	60,869	24,710	294,713	67,992	28,607
Asia	44,085	11,320	5,660	41,502	11,251	5,625
Europe	143,298	5,243	4,264	133,187	20,698	16,408
Total	485,232	77,432	34,634	469,402	99,941	50,640

1. *Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.*

One-off expenses totalled $10.9 million and included an amount to pay out the lease on the Bourke Street cinema which was closed in February 2006, a write down of VRL's investment in the Palace circuit, pre-opening costs for three new sites in Greece, site closure costs in Greece, costs of restructuring and redundancies in Italy and a write-off of screen advertising debts in Italy.

Excluding one-off expenses, the normal trading result for the 2006 financial year was $12.2 million. Australia's normal trading result was in line with the previous year. Admissions were only down 1.3% overall due mainly to a weaker first half. Excellent growth in admissions from the prior period was achieved in the second half of the year with support from strongly performing titles such as *The Da Vinci Code, Ice Age 2, Walk the Line, X Men 3* and *Cars.* Overall the Australian circuit achieved revenue and profit growth from an increase in average ticket prices and improved attendances from the Palace circuit.

The decline in profitability in Greece during the year relates primarily to one-off expenses relating to the opening of new sites included in the result as well as a reduction in income from the original Maroussi and Salonica sites. The new sites are expected to perform well in the 2007 financial year.

One-off expenses relate to pre-opening costs associated with three new sites opened during the year – replacement sites in Maroussi and Salonica in Greece's only flagship shopping malls, which opened in December 2005, and Volos which opened in January 2006. In addition to the new cinema sites, the Company also expanded its local operations into bowling, cafes, movie stores and juice bars.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

OPERATING AND FINANCIAL REVIEW *continued*

OPERATIONAL PERFORMANCE *continued*

Italy achieved improved trading as a result of a strong focus on new marketing campaigns. Czech Republic achieved 7% admissions growth and rent reductions, combining to produce positive earnings and cashflow. Singapore had another excellent year with box office growth up 6.2% on last year as a result of ticket price increases.

There were significant site developments during the year. In addition to sites in Greece as mentioned above, Italy opened a new site in Catania, Sicily, Australia opened a new site in Parramatta, the Jam Factory Gold Class cinemas were expanded, a replacement site was opened in Campbelltown, the Bourke Street and Astor cinemas were closed down and two new cinemas were acquired.

Subsequent to year-end, VRL has agreed with the landlords in Austria to hand back the company's two cinemas in that country by the end of September 2006. VRL now has an economic interest in 103 sites and 897 screens globally.

List of Sites & Screens – Cinema Exhibition Division – Continuing Operations [1]

	As at June 2005		Net Opened/ (Closed/Sold) During 2005/06		As at June 2006		To be Developed During 2006/07	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	71	584	1	12	72	596	--	--
Czech Republic	2	22	--	--	2	22	--	--
Greece	4	44	2	19	6	63	1	9
Italy	14	146	1	12	15	158	1	8
Singapore	8	58	--	--	8	58	1	15
Total	99	854	4	43	103	897	3	32

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure. Not included in the above chart are 18 screens in 2 sites in Austria, which has been treated as a discontinued territory (refer also to comments above re: subsequent event).

Capital expenditure for the year totalled $87.9 million and in addition to the new sites that opened during the year, as mentioned above, included expenditure in relation to Singapore's flagship 15 screen Harbourfront site, which is scheduled to open in October 2006 and will include a **Vmax**™ auditorium, Europa and three Gold Class cinemas. Development in 2007 will also include a new site in Faliro, Greece and Nola, Italy.

Film Production

The Film Production division recorded a loss before tax of $32.3 million compared to a loss before tax of $11.5 million in the prior year. Operating profit before material items was $6.7 million compared to a normalised profit of $13.4 million in the prior year. Included in the current year's result is an unrealised profit of $8.0 million on interest rate hedging gains relating to the USD 1.4 billion financing facility. These unrealised AIFRS mark-to-market profits or losses are likely to continue to be significant in the future, and can fluctuate materially both during and between balance dates as a result of relatively minor changes in key variables, such as interest rate yield curves.

As these unrealised gains and losses will fluctuate, and by the end of the hedging period will net to zero on a cumulative basis, focus should be on the Film Production division's results excluding these gains and losses. Excluding this unrealised hedging gain, the trading result for the business was a loss of $1.3 million for 2006.

Key drivers of the lower result are reduced producer and overhead fees and higher interest expense, mostly from the issue of the promissory note in October 2005 and financing fees.

Five films were released during the year for which producer and overhead fees were received – *Charlie and the Chocolate Factory, Dukes of Hazzard, Rumour Has It, Firewall* and *The Lakehouse*, taking the number of films released by the division to 46. Timing differences relating to the recognition of these revenues were a key driver of the lower overall result this year.

Interest expense and financing fees in 2006 were significantly higher than in the prior period as a result of the division's restructure. In October 2005, options to acquire a 50% shareholding in the Hollywood film production and exploitation business, Village Roadshow Pictures Group ("VRPG"), were granted to Crescent Film Holdings ("Crescent") and its affiliates. In addition, VRPG issued a US$115 million Promissory Note to Crescent and received the return of a US$70 million security deposit which was replaced with a Letter of Credit. Interest on the Promissory Note and Letter of Credit Fees, which were not in place in the prior year, were key contributors to the lower result for the year ended 30 June 2006. In addition, interest income was lower due to the return of the security deposit.

The new partnership with Crescent as well as the upsize and extension of VRPG's facility, as announced in January 2006, should both contribute to higher throughput of films for VRPG, cementing its position as the world's leading independent film production group.

Future films scheduled for release include *The Reaping, Unaccompanied Minors* and *Music & Lyrics By.* At Christmas VRPG will be releasing *Happy Feet* worldwide. This Australian CGI animated feature is directed by George Miller and contains many star voices including Robin Williams, Hugh Jackman, Elijah Wood, Nicole Kidman, Brittany Murphy and Hugo Weaving. Many experts in the industry believe this film could be this year's number one film at the box office.

Theme Parks

Operating profit before tax for the Theme Parks division was $7.8 million, compared to the result for the prior period of $16.1 million. However included in this result are one-off expenses relating to the pre-opening costs for Australian Outback Spectacular of $2.5 million, as well as an equity accounted tax expense of $5.2 million which related to distributions from retained earnings previously brought to account in profit. Excluding these items, the division achieved a trading result of $15.5 million.

OPERATING AND FINANCIAL REVIEW *continued*

OPERATIONAL PERFORMANCE *continued*

Australian Outback Spectacular ("AOS"), which opened in April 2006, has been extremely successful, operating at over 95% capacity since opening. The pre-opening costs associated with this attraction are included in the division's overall result. Excluding the $2.5 million one-off costs, AOS has been an immediate contributor to the Theme Parks' EBITDA and net profit.

Paradise Country also recorded increased profitability as a result of attendance growth, benefiting from a stronger international marketing push.

Warner Bros. Movie World benefited from two major new attractions – *Shrek 4D* which opened in September 2005 and *Superman Escape* which opened in December 2005. As a result, attendances in the second half of 2006 were up 9.5% on the previous corresponding half, driving improved profitability.

Wet'n'Wild also achieved attendance and profit growth, particularly in the second half as a result of the newly expanded *Buccaneer Bay* and the addition of seven new water slides. The park has increased in size and capacity by over 33%.

Sea World attendances were down as a result of their attractions losing some of the capacity to stimulate repeat visitations by the domestic market. Sea World has enjoyed three years of excellent attendances and profit following the opening of *Polar Bear Shores* and *Shark Bay*, and capex has been allocated to new park attractions (next scheduled opening in December 2006).

Subsequent to year-end, VRL completed the acquisition of Warner Bros.' 50% interest in the jointly owned Australian Theme Parks business. As a result, VRL now owns 100% of Sea World, Warner Bros. Movie World, Wet'n'Wild Water World, Australian Outback Spectacular, Paradise Country, Sea World Aviation and Warner Roadshow Studios. VRL now also owns 50% of Sea World Nara Resort. The transaction will be immediately cash flow accretive however may not be earnings per share positive due to the non-cash depreciation charges as a result of the acquisition. In addition, the transaction allows VRL to pursue growth opportunities, marketing synergies and consolidation savings and is expected to provide growth in VRL's earnings in the coming years.

Film Distribution

The Film Distribution division produced a solid result of $16.7 million down marginally from the previous year's record result of $17.6 million.

The Theatrical division performed particularly strongly during the year with a 39% increase in profitability. Blockbuster performances from *Harry Potter and the Goblet of Fire* and *Charlie and the Chocolate Factory* drove substantially higher box office revenues for Roadshow titles. *Wedding Crashers, Memoirs of a Geisha* and *Dukes of Hazzard* also performed well and Roadshow maintained its market leading position with 22.9% of box office revenues.

Roadshow Entertainment delivered a greater share of the DVD market in 2006 taking it's market leadership to an 18% share. Overall the value of the DVD category grew marginally with Roadshow achieving major success in both the retail and rental sector with movie titles including *Wedding Crashers, Charlie and the Chocolate Factory* and *Dukes of Hazzard.* Roadshow also achieved strong results from its portfolio of TV content with the BBC's *Little Britain* and ABC's *Kath and Kim* achieving multi million dollar performances. Distribution agreements have been extended with Warner Home Video and Paramount Home Entertainment which will also see the DreamWorks DVD products being distributed via Roadshow.

A new warehousing and distribution operation located at Prestons in Sydney's west is now in operation utilising sophisticated logistics handling processes and Roadshow anticipates processing in excess of 30 million units in the coming year. With a strong schedule of new release programming including *Happy Feet, Snakes on a Plane* and a new *Little Britain* series and tour and with the first Video-On-Demand revenues expected this year, the outlook is strong for the home entertainment sector.

The emerging markets of "video on demand" and "electronic sell through" represent great opportunities for further earnings from the Roadshow movie catalogue including our large library of films. A number of companies are expected to launch their Internet based movie services in the year ahead and Roadshow content will be a key driver in the development of this new sector.

Radio

Austereo Group Limited returned to growth in the 2006 Financial Year, with EBIT increasing by 3.4% over the previous year. Earnings per share also increased by 10.2%. Reported EBITDA in 2006 increased to $77.7 million, compared to $76.5 million in 2005, reflecting effective operating cost management.

In the financial year's final radio survey*, Austereo led the FM radio competition in Sydney, Melbourne, Adelaide (equal first) and Perth, while the group was second in Brisbane. This is a major turnaround from the prior year, when Austereo led in two markets. The trend across the year was one of consistent audience growth as the programming and marketing strategies delivered strong outcomes. The audience and EBIT gains were achieved in spite of three new licences launching immediately prior to, or during the reporting period in Sydney, Melbourne and Brisbane. They are the final metropolitan commercial analogue radio licences to be launched.

The group's focus upon National Revenue helped drive the sales achievements for the year, with sales revenue from continuing operations holding almost level with the previous corresponding period ("pcp"). Austereo recorded increases in rates, highlighted by the Triple M Network in Sydney, Melbourne and Brisbane. Austereo's top 20 clients also remained loyal and increased their volume spend. The retention rate of clients accounting for 40% of Austereo's sales was an exceptional 96% year on year.

Along with the great audience results in Austereo's markets, FOX FM Melbourne completed the year winning Australia's largest radio audience of 1,086,000 and 2 DAY FM Sydney took second place with 867,000 listeners. The Austereo teams have worked hard to extend their leadership in a crowded environment and Austereo now enters the new financial year strengthened by its best programming line-up ever. Sales initiatives have included dedicated research operations, integration and creative teams, and improved client marketing.

* *Nielsen Radio Research, Capital Cities, Survey 4, 20 June 2006*

OPERATING AND FINANCIAL REVIEW *continued*

OPERATIONAL PERFORMANCE *continued*

In the course of the year, Austereo sold its share in a joint venture with mcm entertainment, in line with its policy of concentration on the core business. A profit of $658,000 was recorded on the sale. The joint ventures of two stations each in Canberra and Newcastle enjoyed a successful year, with record results, up 10.5% pcp. The Malaysian venture continued its progress, with a 60% share of the nation's audiences and a 79% share of total radio advertising spending. In Athens, trading was softer, but the station rose from number two to number one amongst international formats.

The results reflected strong focus on business management. Despite the need to maintain robust investment in programming and marketing, control of operating costs and greater efficiencies successfully reduced costs in on-going operations by 4.8%. The year saw Austereo not only focusing upon business management, but also finding improved ways of achieving objectives. In the period, Austereo also increased investment in digital media platforms, ensuring that audiences and advertisers will benefit by the market leadership in emerging technologies. Significantly, major advertising campaigns combining Austereo's radio networks and digital media platforms increased during the year, demonstrating the potential of this field. Crank TV and Austereo's outstanding podcasting results are evidence of the creative work in new platforms.

Austereo's challenge for the first half of the 2007 financial year is to maintain strong audience and sales shares, given the temporary plateau in radio adspend. Capital city sales growth for the first half to December 2006 is anticipated to be around 2%. Along with other media operators, Austereo is also monitoring impending potential changes to media laws with interest. At a more practical level, the group is progressively converting technical facilities, in anticipation of the introduction of digital radio. Radio holds a unique place amongst media, being exceptionally well placed to complement the new digital platforms emerging. As leader in commercial radio, this provides a strong and exciting outlook for Austereo. The new financial year has commenced with an excellent audience survey result**, with Austereo maintaining leadership and winning four of the five mainland city FM markets.

** *Nielsen Radio Research, Capital Cities, Survey 5, 8 August 2006*

DIVIDENDS

The Directors do not recommend payment of a dividend. In November 2005, a special dividend of 7.175 cents per ordinary share and 10.175 cents per preference share was paid.

EARNINGS PER SHARE

Basic earnings per share were (21.96) cents (2005 26.48 cents) and before Material Items and Discontinued Operations, basic earnings per share were 12.57 cents (2005 18.83 cents). There were no potential ordinary shares that were dilutive in the years ended 30 June 2006 or 30 June 2005. Total earnings per share before Material Items and Discontinued Operations were 7.47 cents (2005 11.84 cents), based on a weighted average total of 269,143,549 (2005 296,127,368) ordinary and preference shares.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Total shareholders' equity of the economic entity decreased by $82.1 million to $590.3 million during the year. This was attributable to decreases in share capital of $45.4 million (mainly related to the buy backs of ordinary shares), retained profits of $51.1 million, convertible notes of $14.9 million (due to re-classification as liabilities) and outside equity interests of $8.2 million, partly offset by an increase in reserves of $37.5 million.

Retained profits decreased by $51.1 million mainly as a result of the net loss of $35.1 million and special dividends paid of $23.1 million. The increase in reserves was mainly due to the $31.2 million balance in the cash flow hedge reserve as at 30 June 2006, which resulted from the impact of the Financial Instruments accounting standards (AASB 132 & 139), which were effective from 1 July 2005.

EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial year.

Acquisition of Warner Bros.' Australian Theme Parks interests:

As advised to Australian Stock Exchange Ltd. on 29 May 2006, the Village Roadshow Limited group ("VRL group") has acquired all of Warner Bros. interests in the previously jointly owned Australian Theme Parks for a payment of $254 million.

The transaction, which was effective on 3 July 2006, has resulted in the VRL group acquiring the companies which hold those interests and Warner Bros.' share of associated bank debt ($64.5 million). The acquisition has been funded by a drawdown on the VRL group bank facilities and from existing cash reserves. As a result of this transaction, the VRL group now owns 100% of:

- Warner Bros. Movie World
- Sea World
- Wet 'n' Wild Water World
- Australian Outback Spectacular
- Paradise Country
- Sea World Aviation
- Warner Roadshow Studios

The VRL group has also moved to a 50% ultimate ownership interest in the Sea World Nara Hotel (since this transaction, the VRL group has entered into a conditional heads of agreement with Nara Australia Limited to buy the remaining 50% of shares in Sea World Nara for $20 million plus the assumption of debt of approximately $5.5 million). The VRL group will continue to partner with Warner Bros. in theme parks in Australia now via a long term licensing agreement. The transaction also provides for the VRL group to explore, with Warner Bros., theme park opportunities in Asia.

The allocation of the total purchase price to the additional assets and liabilities acquired is still being determined.

EVENTS SUBSEQUENT TO REPORTING DATE *continued*

Finalisation of exit from two remaining cinemas in Austria:

As advised to Australian Stock Exchange Ltd. on 30 May 2006, the VRL group was in advanced discussions to exit its two remaining cinemas in Austria. Subsequent to 30 June 2006, agreements have been signed with the landlords of those two cinemas, and these exits will be effective from 25 September 2006.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

In accordance with the economic entity's strategy of continually improving each individual division's operating performance through the continued development of innovative and competitive products and services, it is anticipated that the economic entity's diversified businesses will operate profitably in the future.

SHARE OPTIONS

Details of unissued shares under option, and shares issued as a result of the exercise of options, are set out in Note 19 of the Financial Report. Details of share, option and "in-substance option" transactions in relation to Directors of the economic entity are set out in Note 26 of the Financial Report.

INDEMNIFYING AND INSURANCE OF OFFICERS AND AUDITORS

Since the commencement of the financial year, the Company has not, in respect of any person who is or has been an officer or auditor of the Company or related body corporate, indemnified or made any relevant agreement for indemnifying against a liability (including costs and expenses incurred in successfully defending legal proceedings) incurred as an officer or auditor, nor has the Company paid or agreed to pay a premium for insurance against any such liabilities incurred as an officer or auditor other than an un-allocated group insurance premium of $270,425 (2005 $385,320) which has been paid to insure each of the Directors and Secretaries of the Company against any liabilities for costs and expenses incurred in defending any legal proceedings arising out of their conduct as officers of the Company or related body corporate, other than conduct involving wilful breach of duty.

REMUNERATION REPORT

The Remuneration Report is set out on pages 11 to 24.

DIRECTORS' MEETINGS

The following statement sets out the attendance of Directors at formal Directors' meetings and committee of Directors' meetings held during the period the Director held office:

Name of Director	Number of Meetings Held While in Office				Number of Meetings Attended			
	Formal	Audit	Remuneration	Nomination	Formal	Audit	Remuneration	Nomination
Graham W. Burke	7	-	3	-	7	-	2	-
William J. Conn	7	4	3	1	6	4	3	1
Peter E. Foo	7	-	-	-	7	-	-	-
Peter M. Harvie	7	-	-	-	6	-	-	-
Peter D. Jonson	7	4	-	-	7	4	-	-
John R. Kirby	7	-	-	-	7	-	-	-
Robert G. Kirby	7	-	-	1	6	-	-	1
D. Barry Reardon	7	4	3	1	5	4	3	1

Informal procedural meetings attended by a minimum quorum of three Directors to facilitate document execution and incidental matters are not included in determining the number of Directors' meetings held.

TAX CONSOLIDATION

A description of the economic entity's position in relation to Australian Tax Consolidation legislation is set out in Note 4 of the Financial Report.

AUDITOR INDEPENDENCE

The Auditor's Independence Declaration to the Directors of Village Roadshow Limited is set out on page 7.

NON-AUDIT SERVICES PROVIDED BY AUDITOR

Details of the non-audit services provided by the Auditor are set out in Note 27 of the Financial Report. The non-audit services summarised in Note 27 were provided by the entity's auditor, Ernst & Young. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

ROUNDING

The amounts contained in this report and in the financial statements have been rounded (where applicable) to the nearest thousand dollars under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors at Melbourne this 13th day of September 2006.

G.W. Burke
Director

Ernst & Young

Auditor's Independence Declaration to the Directors of Village Roadshow Limited

In relation to our audit of the financial report of Village Roadshow Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

D R McGregor
Partner
13 September 2006

Board of Directors

John R Kirby
Chairman, Executive Director, Age 59

Member of the Board since 12 August 1988

Holds a Bachelor of Economics and is a Certified Practising Accountant with over 30 years experience in the entertainment industry. Chairman Village Roadshow Limited 1990 to 1994, 1999 to 2002 and from July 2006. Deputy Chairman of Village Roadshow Limited 1994 to 1998, and from 2002 to June 2006. Director Austereo Group Limited and Village Roadshow Corporation Pty Ltd.

Member Executive Committee
Chairman Nomination Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 19 January 2001

Robert G Kirby
Deputy Chairman, Executive Director, Age 55

First joined the Board on 12 August 1988, reappointed 5 July 2001

Holds a Bachelor of Commerce with over 30 years experience in the entertainment and media industry. Through the launch of Roadshow Home Video, Mr. Kirby was the driving force behind the Australian video revolution of the 1980's and 1990's. He is a pioneer of new cinema concepts in both Australia and internationally and has been at the forefront of Village Roadshow's successful diversification into theme parks, radio and production. Chairman of Village Roadshow Limited 1994 to 1998, and from 2002 to June 2006. Deputy Chairman Village Roadshow Limited 1990 to 1994, 1999 to 2002 and from July 2006. Director Austereo Group Limited and Chairman of Village Roadshow Corporation Pty Ltd. Currently Deputy Chair of Peter MacCallum Cancer Foundation and of the Zoological Parks and Gardens Board, Member of Patrons Council, Epilepsy Foundation and Patron of Victorian Arts Centre.

Member Executive Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 19 June 2001

Graham W Burke
Managing Director, Executive Director, Age 64

Member of the Board and Managing Director since 9 September 1988

Managing Director Village Roadshow Limited, a position he has held since 1988 with unrivalled experience in the entertainment and media industries. Mr Burke has been one of the strategic and creative forces behind Village Roadshow's development and founded Roadshow Distributors with Roc Kirby. He was also a founding director of radio station 2Day FM, and spent four years as the original Commissioner of the Australian Film Commission. Director Austereo Group Limited and Village Roadshow Corporation Pty Ltd.

Chairman Executive Committee
Member Remuneration Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 19 January 2001

Peter E Foo
Finance Director, Executive Director, Age 51

Member of the Board since 12 February 1998

Holds a Bachelor of Economics with 28 years experience in the management and finance of all facets of the group. Joined Village Roadshow in 1978 and has served as Finance Director since 1998. Director Austereo Group Limited and all Village Roadshow's major subsidiaries.

Member Executive Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 25 February 2004

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Officers' Profiles continued

Peter M Harvie
Executive Director, Age 67

Member of the Board since 20 June 2000

Executive Chairman, Austereo Group Limited with over 45 years experience in the advertising, marketing and media industries. First entered radio in 1993 as Managing Director of the Triple M network before becoming Managing Director of the enlarged group following its merger with Austereo in 1994. Founder and Managing Director of the Clemenger Harvie advertising agency from 1974 to 1993. Director Mazda Foundation Limited and Art Exhibitions Australia Limited.

Member Executive Committee

Other Listed Public Company Directorships in previous 3 years:
Austereo Group Limited, since 16 January 2001

William J Conn
Independent Non-Executive Director, Age 60

Member of the Board since 12 March 1992

Holds a Bachelor of Commerce (Hons) from the University of Melbourne and a MBA from Columbia University. Mr Conn has over 35 years experience in investment banking with Potter Warburg Limited and McIntosh Securities Limited. He is Chairman of Grand Hotel Group, Palm Springs Limited and the Foundation for Young Australians. He is Director of the National Academy of Music and is a consultant to Merrill Lynch International (Australia) Limited.

Chairman Audit Committee
Chairman Remuneration Committee
Member Nomination Committee

Other Listed Public Company Directorships in previous 3 years:
Grand Hotel Group Limited, since 17 April 1996
Palm Springs Limited, since 26 March 2001
Becton Property Group Limited, since 1 July 2005
Berren Asset Management Limited (as Responsible Entity for the International Wine Investment Fund), since 3 November 2004

Peter D Jonson
Independent Non-Executive Director, Age 60

Member of the Board since 24 January 2001

Holds a Bachelor of Commerce and Master of Arts Ph D from the London School of Economics. Following a 16 year career with the Reserve Bank of Australia including 7 years as Head of Research, entered the private sector with roles at leading Australian financial institutions. Positions included Head of Research, James Capel Australia; Managing Director, Norwich Union Financial Services; and Chairman, ANZ Funds Management. Currently Chair of Bionomics Ltd, Australian Institute for Commercialisation Ltd, Australian Aerospace and Defence Innovations Ltd and the Federal Government's Cooperative Research Centre Committee. Serves on the Boards of other companies including Sequoia Capital Management Ltd, Metal Storm Limited and Pro Medicus Ltd.

Member Audit Committee

Other Listed Public Company Directorships in previous 3 years:
Bionomics Ltd, since 11 November 2004
Pro Medicus Limited, since October 2000
Metal Storm Limited, since 7 February 2006

D Barry Reardon
Independent Non-Executive Director, Age 75

Member of the Board since 24 March 1999

Holds a Bachelor of Arts, Holy Cross College and MBA, Trinity College. Over 40 years in the motion picture business. Formerly Executive Vice President and Assistant to the President, Paramount Pictures. Between 1975 and 1978, Mr Reardon held the positions of Executive Vice President, General Cinema Theatres and between 1978 and 1999 was President, Warner Bros. Distribution. Serves on the board of various United States companies and organisations and is a Director of Village Roadshow Pictures International Pty Ltd.

Member Audit Committee
Member Remuneration Committee
Member Nomination Committee

Other Listed Public Company Directorships in previous 3 years:
Loewe Cineplex Inc., since September 2003
Tribune Media Inc., since 1999
Sundance Cinema Corporation Inc, since January 2006

Company Secretaries

Philip S Leggo
Group Company Secretary, Age 52

A Chartered Accountant holding a Bachelor of Business Studies from Royal Melbourne Institute of Technology and is a Fellow of the Australian Institute of Company Directors. Mr Leggo has over 20 years experience in the media and entertainment industries, is a member of the Company's Executive Committee and a Secretary and Director of all of Village Roadshow's major subsidiaries.

Shaun L Driscoll
Co Company Secretary & Group Manager Corporate Services, Age 51

Holds a Bachelor of Arts and Bachelor of Laws from University of Natal and is a Fellow of the Institute of Chartered Secretaries. Mr Driscoll has diverse industry experience including over 15 years with Village Roadshow, is a Secretary of all of Village Roadshow's subsidiaries and associated entities and a Director of Village Roadshow's wholly owned subsidiaries.

This report outlines the compensation arrangements in place for Directors and senior managers of the Company and of other senior managers of the Village Roadshow Limited consolidated entity for the year ended 30 June 2006 in accordance with Section 300A of the *Corporations Act 2001*. The compensation of the 'Key Management Personnel' of the consolidated entity as required by AASB 124 and their share-based payments are set out in Notes 25 and 26 of the Financial Report.

1. Board Policy

The performance of the Company depends upon the skills and quality of its Directors, and its Secretaries and senior executives ("senior managers"). To prosper the Company must attract, motivate and retain highly skilled Directors and senior managers. The compensation structure is designed to strike an appropriate balance between fixed and variable remuneration, rewarding capability and experience and providing recognition for contribution to the Company's overall goals and objectives.

To this end the Company embodies the following principles in its compensation framework:

- Provide competitive rewards to attract and retain high calibre Directors and senior managers who are dedicated to the interests of the Company;
- Link executive compensation to the achievement of the Company's financial and operational performance;
- All Executive Directors and senior managers have a portion of their compensation 'at risk' by having the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth or other pre-determined personal performance indicators and benchmarks; and
- Establish appropriate, demanding, personalised performance hurdles in relation to variable executive remuneration and bonuses.

The framework of the Company's compensation policy provides for a mix of fixed pay and variable ('at risk') pay:

- Short term, fixed compensation;
- Other benefits and post-employment compensation such as superannuation; and
- Variable Compensation:
  - Short Term performance Incentive Bonus ('STI'); and
  - Long Term equity-linked performance Incentive ('LTI').

2. Remuneration Committee

The Remuneration Committee's Charter provides for the review of compensation of the Company's Directors and senior managers, including any equity participation by Executive Directors and senior managers. The Committee makes recommendations and takes external advice from time to time on the compensation of the Executive Directors and senior managers with the overall objective of motivating and appropriately rewarding performance.

The Charter, role, responsibilities, operation and membership of the Remuneration Committee of the Board are set out in the "Corporate Governance" section of the Company's Annual Report.

The compensation arrangements of the separately ASX listed controlled entity, Austereo Group Limited ("Austereo"), are determined by that entity's Remuneration Committee.

3. Non-executive Director Remuneration

a) Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain appropriately qualified and experienced Non-executive Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders. The Company operates a complex business in fiercely competitive markets and the duties and obligations of Non-executive Directors are becoming increasingly onerous.

b) Structure

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by shareholders in general meeting. An amount not exceeding the annual amount so determined is then divided between the Non-executive Directors as agreed.

The latest determination was at the Annual General Meeting held on 24 November 1998 when shareholders approved an aggregate remuneration level for Non-executive Directors of $800,000 per annum. This aggregate fee level includes any compensation paid to Non-executive Independent Directors who may serve on Boards of the consolidated entity, including those Non-executive Independent Directors of Austereo, which are paid directly by those entities. Aggregate payments to Non-executive Directors have never exceeded the total pool approved by shareholders.

Each Non-executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each Board Committee on which a Non-executive Director sits. The payment of additional fees for serving on a Committee recognises the additional time commitment required by Directors who serve on one or more Committees.

Non-executive Directors' fees do not incorporate any bonus or incentive element.

During the period Non-executive Independent Directors were paid at the rate of $70,000 per annum plus $15,000 per annum for each Board Committee on which they served, payable quarterly in arrears.

3. Non-executive Director Remuneration continued

The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which, as applicable, are included as part of their total Director's fee remuneration.

In addition, it is considered good governance for Directors to have a stake in the Company on whose board he or she sits and the Company encourages Executive and Non-executive Directors to hold shares in the Company. Subject to any necessary approvals as may be required by law or by ASX Listing Rules, Directors may be invited from time to time to participate in share and 'in substance option' plans offered by the Company.

The various share, option and 'in substance option' entitlements of all Directors are advised to the Australian Stock Exchange in accordance with the Listing Rules and Corporations Act requirements and are set out on page one of the Directors' Report.

The remuneration of Non-executive Independent Directors for the periods ending 30 June 2006 and 30 June 2005 is detailed on page 23 of this Remuneration Report.

4. Executive Director and Senior Manager Compensation

The names and positions of the Executive Directors, and of the five highest paid senior managers of the Company and of the consolidated entity for the period ending 30 June 2006 ("relevant senior managers") are detailed on pages 23 and 24 of this Remuneration Report. Note that the five senior managers of the consolidated entity with the highest compensation includes the Company executives Messrs G. Basser and T. Pane.

a) Objective

The Company aims to reward Executive Directors and senior managers with a level and mix of remuneration commensurate with the seniority of their position and responsibilities within the Company, so as to:

- reward for Company or divisional performance against targets set by reference to appropriate benchmarks;
- align the interests of the Executive Directors and senior managers with those of the Company and of its shareholders;
- link their rewards to the strategic goals and performance of the Company or relevant division; and
- ensure total compensation is competitive by market standards.

b) Structure

In determining the level and make-up of Executive Director and senior manager compensation, the Remuneration Committee seeks independent advice of external consultants as required to advise on market levels of compensation for comparable roles from time to time.

The compensation of Executive Directors and senior managers consists of one or more of the following key elements:

- Short term, fixed compensation;
- Other compensation such as post employment compensation such as superannuation; and
- Variable Compensation:
  - Short Term Incentive Bonus ('STI'); and
  - Long Term Incentive ('LTI').

The proportion of fixed pay and variable compensation (potential short term and long term incentives) is monitored by the Remuneration Committee, taking into account the Company's then present circumstances and its future short-term and longer-term goals.

The details of the fixed and variable components (and the relevant percentages) of each individual Executive Director and relevant senior manager of the Company and of the consolidated entity are set out on pages 23 and 24 of this Remuneration Report.

The remuneration and terms and conditions of employment for the Executive Directors and senior managers are often but not always specified in individual contracts of employment. The details of each contract of the relevant Executive Directors and relevant senior managers are outlined on pages 20 to 22 of this Remuneration Report.

c) Fixed Compensation

i) Objective

The level of fixed pay is set so as to provide a base level of compensation which is appropriate to the seniority of the position and to be competitive in the market.

Fixed pay (defined as the base compensation payable to an individual and which is not dependent on the outcome of specific criteria) is reviewed annually by the Remuneration Committee. As noted earlier, the Committee has access to independent external advice.

ii) Structure

The Executive Directors and senior managers receive their fixed (primary) compensation in a variety of forms including cash, superannuation and taxable value of fringe benefits such as motor vehicles and other non-cash benefits. The fixed compensation component of each Executive Director and relevant senior manager for the periods ended 30 June 2006 and 30 June 2005 is detailed on pages 23 and 24 of this Remuneration Report.

4. Executive Director and Senior Manager Compensation continued

d) Variable Compensation — Short Term Incentive ('STI') Bonus

i) Objective

The objective of the STI bonus program is to link the achievement of the Company or divisional annual operational targets with the compensation received by the Executive Directors and senior managers charged with meeting those targets. The total potential STI bonus available is set at a level so as to provide sufficient incentive to the Executive Director or senior manager to achieve the operational targets and such that the cost to the Company is reasonable in the circumstances.

ii) Structure

All Executive Directors and senior managers are eligible to participate in the Company's annual STI bonus scheme after at least six months of service. Actual STI bonus payments made to each Executive Director and senior manager depend on the extent to which specific budgeted operating targets or other criteria set at the beginning of each financial year are met.

The Company has predetermined performance benchmarks which must be met in order to trigger payments under the STI bonus scheme. These performance conditions were chosen so as to align the STI payments to the operational performance of the Company or the division.

The operational targets consist of a number of Key Performance Indicators ("KPI's") as part of the annual budget setting processes for financial measures of performance supporting the Company's annual targets. For Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, these measures include criteria relating to profitability, cash flow, and share price growth. Mr. P.M. Harvie declined to accept his 2005 and 2006 STI bonuses from Austereo. All bonuses, including any recommended STI bonus payments for Executive Directors and senior managers, are approved by the Remuneration Committee.

As future STI bonuses are dependent on a number of external variables, including the future share price of the Company's securities and the financial performance of the consolidated entity, it is not possible to estimate the minimum or maximum bonuses that might be payable in subsequent financial years.

In addtion, transaction based specific bonuses may be payable to one or more Executive Directors and senior managers where specific medium term strategic challenges are encountered. In particular, the senior management involved in the successful completion in October 2005 of the financial restructuring by the Company of its film production interests with the Crescent Entertainment parties and the effective creation of Village Roadshow Pictures Group ('VRPG') resulted in cash bonuses being paid to Messrs G.W. Burke, G. Basser, B. Berman. S. Krone and other VRPG senior executives.

The STI bonus payments made to each of the Executive Directors and relevant senior managers in the periods ending 30 June 2006 and 30 June 2005 are detailed on pages 23 and 24 of this Remuneration Report.

e) Variable Remuneration — Long Term Incentive ('LTI')

i) Objective

The objective of the Company's various LTI plans is to reward Executive Directors and senior managers in a manner which assists in aligning this element of their remuneration with the creation of shareholder wealth.

Over the past five years there have been six different LTI plans within the consolidated entity:

- The issue of options over ordinary shares to the Managing Director;
- The Company's Executive Share Plan and Loan Facility ('ESP');
- The Company's Senior Executive Share Plan and Loan Facility ('SESP')
- Austereo Group Limited's Executive Share Plan and Loan Facility ('AESP');
- The Village Roadshow Pictures Group's Long Term Incentive shadow equity plan ('VRPG LTI'); and
- The Company's legacy Executive and Employee Option Plan ('EOP')

Participation in the LTI plans listed above for the Company's Directors and executives are set out in Note 26 of the Financial Report.

The LTI plans are not designed specifically to remunerate Executive Directors or senior managers, unlike their fixed compensation or their STI bonus arrangements, and, other than the VRPG LTI, have no specific performance conditions for the vesting of such benefits other than tenure and share price performance. Instead the LTI's are primarily intended to encourage a sense of ownership with those Executive Directors and senior managers to whom the LTI's are granted and to assists in aligning their long term interests with those of shareholders, and may be regarded as a partial retention mechanism by the Company. The characteristics and performance conditions of the VRPG LTI are outlined below on pages 17 and 18 of this Remuneration Report.

Other than the VRPG LTI, the benefits, if any, under the LTI plans are linked to the performance of the Company via its share price. The Company considers that the five year period over which the ESP and SESP shares (or four year period for the AESP as applicable) are 'earned' and the long term horizon of the loans from the consolidated entity for the ESP, SESP, AESP and EOP for the duration of Executive Directors' and senior managers' employment are appropriate given the shorter term performance hurdles to which each employee is subject. Similarly, the three, four and five year vesting periods of the ordinary options granted to Mr. G.W. Burke and the significant uplift of the exercise price thresholds of each tranche of options are designed to encourage performance from the Company's Managing Director and to closely align Mr. Burke's interests with those of shareholders.

4. Executive Director and Senior Manager Remuneration continued

Other than as noted below, no options have been granted, exercised or lapsed during the reporting period. Details of unissued shares under option, shares issued as a result of the exercise of options and 'in substance options' held during the period in relation to Key Management Personnel of the Company are set out in Note 26 of the Financial Report.

The Company has used the fair value measurement provisions of AASB 2 *Share-based Payment* for all options or equity instruments granted to Directors and relevant senior executives after 7 November 2002 which have not vested as at 1 January 2005. Under AASB 2 *Share-based Payment* these are all deemed to be 'in substance options' even where the equity instrument itself is not a share option.

The fair value of such 'in substance option' grants are disclosed as part of Director and senior manager compensation and are amortised on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to 'in substance options' that never vest (i.e. forfeitures).

From 1 January 2005, options or 'in substance options' granted as part of Director and senior manager compensation have been valued using the Black Scholes or binomial option-pricing model or the Monte Carlo simulation technique, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

A detailed summary of these various LTI plans is set out below.

ii) Structure

A) Option Plan for Managing Director

The LTI grant to Mr. G.W. Burke was delivered in the form of six million options over ordinary shares in the Company, approved by special resolution of the Company's shareholders on 15 May 2001.

Two million options are exerciseable at an exercise price of $3.00 not earlier than 15 May 2004; two million options are exerciseable at an exercise price of $4.00 not earlier than 15 May 2005 and two million options are exerciseable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exerciseable no later than 30 November 2007 or two years following the cessation of Mr. Burke's employment with the Company, whichever is the earlier.

The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants made on 15 May 2001:

- Expected volatility: 30%;
- Historical volatility: 30%;
- Risk-free interest rate: 5.53% (options vesting 15 May 2004) and 5.66% for the remainder;
- Expected life of options: 5 years (options vesting 15 May 2004) and 6 years for the remainder.

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting fair values per option are:

Number of Options	Grant Date	Vesting Date	Fair Value
2,000,000	15 May 2001	15 May 2004	$0.172
2,000,000	15 May 2001	15 May 2005	$0.152
2,000,000	15 May 2001	15 May 2006	$0.107

Currently, these fair values are not recognised as expenses in the financial statements, in accordance with AASB 2, as the options were issued prior to 7 November 2002. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $38,558 for the 2006 financial year (2005: $111,234). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest). The notional adjusted equity value of Mr. Burke's options and the percentage of his total remuneration is detailed on page 23 of this Remuneration Report.

B) Executive Share Plan and Loan Facility ('ESP')

The Company's ESP was approved by shareholders on 19 November 1996 and allows for the issue of up to 5% of the Company's issued A Class Preference shares to executives and employees of the consolidated entity and significant associated entities. Directors of the Company are not eligible to participate in the ESP. All grants to Mr. P.M. Harvie under the ESP were in his capacity as an executive of the consolidated entity and were prior to him becoming a Director of the Company.

Offers are at the discretion of the Directors and preference shares are issued at the 5-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the executive who pays for the allotment by obtaining a loan from the consolidated entity which holds the ESP shares as security.

The shares are 'earned' at the rate of 20% per year over five years from date of issue. The loan bears interest at ten cents per share per annum and the first ten cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

4. Executive Director and Senior Manager Remuneration continued

If the executive resigns or is dismissed, the restricted and 'uneamed' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining ESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is the basis on which they have been classified as 'in substance options'.

On 17 March 2005 150,000 preference shares were allotted to Mr P.S. Leggo according to his employment contract. Under AASB 2 *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each option for Mr Leggo was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 17 March 2005:

- Value per loan per share: $1.92;
- Expected volatility: 22% - based on historical volatility;
- Risk-free interest rate: 5.62% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Leggo are:

Number of Options	Grant Date	Vesting Date	Fair Value
30,000	17 March 2005	17 March 2006	$0.33
30,000	17 March 2005	17 March 2007	$0.33
30,000	17 March 2005	17 March 2008	$0.33
30,000	17 March 2005	17 March 2009	$0.33
30,000	17 March 2005	17 March 2010	$0.33

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $19,676 for the 2006 financial year (2005: $6,689). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Leggo's 'in substance options' and the percentage of his total remuneration is detailed on page 24 of this Remuneration Report.

On 28 April 2006 533,333 preference shares were allotted to Mr G. Basser at $1.40 in accordance with previous commitments between the executive and the Company in May 2002. The intention of the parties was to put Mr Basser in the same position as though the allotment had gone ahead in May 2002. Under AASB 2 *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

This allotment replaced 533,333 preference shares held under the ESP by Mr Basser since 2002 which were bought back and cancelled for their issue price by the Company. The carried forward accrued interest of approximately $0.25 per share was transferred to the new ESP loans for Mr Basser resulting in a starting loan balance in April 2006 of $1.65 per share.

The 2002 notional allotment had a performance hurdle of 10% per annum compound share price growth with vesting set at the standard ESP vesting rate of 20% per annum. By April 2006 80% of these notional ESP shares would have vested, as the performance for the first four tranches would have been achieved based on the then market price ($2.05) having exceeding the target share price, with the remaining 20% expected to vest in April 2007 based on a market price of approximately $2.24 per share.

The fair value of each 'in substance options' for Mr Basser was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 28 April 2006:

- Value per loan per share: $1.65;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.68% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Basser are:

Number of Options	Grant Date	Vesting Date	Fair Value
426,666	28 April 2006	28 April 2006	$0.55
106,667	28 April 2006	28 April 2007	$0.55

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $244,792 for the 2006 financial year (2005: $nil). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Basser's 'in substance options' and the percentage of his total remuneration is detailed on page 24 of this Remuneration Report.

4. Executive Director and Senior Manager Remuneration continued

C) Senior Executive Share Plan and Loan Facility ('SESP')

As foreshadowed in the 2005 Remuneration Report, the Company's SESP was approved by shareholders on 25 November 2005 and allows for the issue of 1,000,000 ordinary shares and 1,000,000 preference shares in the capital of the Company to the Company's Finance Director, Mr. P.E. Foo under a Share Subscription and Loan Deed.

The SESP shares are issued at the 5-day weighted average price on the market prior to allotment, which was on 14 December 2005, rounded up to the next whole cent. The shares are held directly by Mr Foo who pays for the allotment by obtaining a loan from the economic entity which holds the SESP shares as security.

As with the ESP, the SESP shares are 'earned' at the rate of 20% per year over five years from date of issue. The loans bear interest at ten cents per preference share and seven cents per ordinary share per annum with the first ten cents per preference share and seven cents per ordinary share of every dividend used to repay the interest accrued. 50% of any remaining dividends per share are used to repay the capital amount of the loans, which loans must be repaid within 8 years (by December 2013).

If Mr Foo resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining SESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is the basis on which they have been classified as 'in substance options'. Under AASB 2 *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

The fair value of each 'in substance option' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for preference share grants made on 14 December 2005:

- Value per loan per share: $2.29;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Foo are:

Number of Options	Grant Date	Vesting Date	Fair Value
200,000	14 December 2005	14 December 2006	$0.50
200,000	14 December 2005	14 December 2007	$0.50
200,000	14 December 2005	14 December 2008	$0.50
200,000	14 December 2005	14 December 2009	$0.50
200,000	14 December 2005	14 December 2010	$0.50

The fair value of each 'in substance options' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for ordinary share grants made on 14 December 2005:

- Value per loan per share: $2.67;
- Expected volatility: 30% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Foo are:

Number of Options	Grant Date	Vesting Date	Fair Value
200,000	14 December 2005	14 December 2006	$0.90
200,000	14 December 2005	14 December 2007	$0.90
200,000	14 December 2005	14 December 2008	$0.90
200,000	14 December 2005	14 December 2009	$0.90
200,000	14 December 2005	14 December 2010	$0.90

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $123,863 for the 2006 financial year (2005: $nil) for the preference share 'in substance options' and of $222,953 for the 2006 financial year (2005: $nil) for the ordinary share 'in substance options'. Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest).

The notional adjusted equity value of Mr. Foo's 'in substance options' and the percentage of his total remuneration is detailed on page 23 of this Remuneration Report.

4. Executive Director and Senior Manager Remuneration continued

D) Austereo Group Limited's Executive Share Plan and Loan Facility ('AESP')

The AESP, and the specific grant of shares to Mr. P.M. Harvie and Mr. M.E. Anderson, was approved by shareholders of Austereo on 19 January 2001 and allows for the issue of up to 5% of Austereo's issued ordinary shares to executives and employees of the Austereo consolidated entity. Executive Directors of Austereo are eligible to participate in the AESP.

Offers are at the discretion of the Austereo Directors and ordinary shares are issued at the five-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the Austereo executive who pays for the allotment by obtaining a loan from the Austereo consolidated entity which holds the AESP shares as security.

The shares are 'earned' at the rate of 25% per year over four years from date of grant. The loan bears interest at six cents per share per annum and the first six cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Austereo's Directors. In circumstances where the market value of the remaining AESP shares at the end of the six month period is less than the amount owing on the loan, then Austereo will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is basis on which they have been classified as 'in substance options'.

Under AASB 2 *Share-based Payment* any allotments under the AESP are also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

E) Village Roadshow Pictures Group Long Term Incentive shadow equity plan ('VRPG LTI')

Village Roadshow Pictures Group ('VRPG'), the Company's motion picture production division, issued certain rights (called 'Performance Units') in relation to VRPG to certain senior executives of VRPG with effect from 1 November 2005, being the date of the financial restructuring by the Company of its film production interests with the Crescent Entertainment parties and the effective establishment of VRPG. Further details of this transaction were set out in Note 28 of the 2005 financial statements of the Company, including the underlying transaction value for 100% of the "Hollywood" film production component of the division of US$230m.

The Performance Units vest at the rate of 20% per annum commencing from 31 December 2006. If a Trigger Event occurs, the holder of vested Performance Units will be paid an amount in cash or, in the case of an IPO only, granted an option, subject to meeting a performance condition at the time of the Trigger Event, to purchase a specified percentage of equity in VRPG at a specified price.

A Trigger Event is defined as when substantially all of the equity in VRPG is sold or when a Liquidity Event occurs. A Liquidity Event is when the shareholders of VRPG receive a substantial amount of cash or when there is a sale of significant assets of VRPG, including should an initial public offering of VRPG occur. The Performance Condition that must be met is that the capital value of VRPG must have increased by 8% compound per annum from 1 November 2005 to when one of the Trigger Events occurs.

If an employee of VRPG leaves before one of the events has occurred, VRPG has an option to buy back the vested Performance Units using a specified formula to determine the capital value.

There are two types of Performance Units – Category A provides for five executives (including Messrs G. Basser and S. Krone) in total to own Performance Rights equivalent to 5.05% of the equity of VRPG based on the capital value of VRPG at 1 November 2005 of US$230m, and Category B is a right for Mr B. Berman to own Performance Rights equivalent to 2.5% of the equity of VRPG for no consideration.

The fair value of each Category A Performance Unit right is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: US$230m;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% - zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7548 as at 1 November 2005.

The resulting fair values per option for those Category A Performance Unit rights are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 5.05% of VRPG	1 November 2005	31 December 2006	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2007	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2008	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2009	$358,005
20% of 5.05% of VRPG	1 November 2005	31 December 2010	$358,004

4. Executive Director and Senior Manager Remuneration continued

The fair value of each Category B Performance Unit option is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: nil;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% - zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7548 as at 1 November 2005.

The resulting fair values per option for those Category B Performance Unit rights are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 2.5% of VRPG	1 November 2005	31 December 2006	$241,083
20% of 2.5% of VRPG	1 November 2005	31 December 2007	$241,083
20% of 2.5% of VRPG	1 November 2005	31 December 2008	$241,083
20% of 2.5% of VRPG	1 November 2005	31 December 2009	$241,084
20% of 2.5% of VRPG	1 November 2005	31 December 2010	$241,084

These Performance Unit grants have been amortised over the vesting periods resulting in an increase in employee benefits expense, based of the mid-point of the ranges of values using average US$/A$ exchange rate during the fiscal year of 0.7463. This amounts to a total of $541,615 for Category A for the 2006 financial year (2005: $nil) and $364,727 for Category B for the 2006 financial year (2005: $nil). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

The notional adjusted equity value of Messrs Basser, Berman and Krone's options and the percentage of their total remuneration is detailed on page 24 of this Remuneration Report.

F) Executive and Employee Option Plan ('EOP')

The Company's EOP was approved by shareholders in November 1993 and allows for the issue of options over the Company's issued ordinary and A Class preference shares to executives and employees of the consolidated entity. Directors of the Company were not eligible to participate in the EOP. All grants to Mr. P.M. Harvie under the EOP were in his capacity as an executive of the consolidated entity and were prior to him becoming a Director of the Company. The options were exerciseable at the end of years one, two, three, four and five after the date of grant and were often exercised by obtaining a loan from the consolidated entity which held the resulting shares as security.

Dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan. The EOP is a legacy equity-linked performance plan as further allotments under the EOP were discontinued when the ESP was introduced in 1996, but existing shares and loans held by participants remain.

G) Holdings of Executive Directors and Senior Managers

Other than the allotments to those participants named above, there have been no allotments to Executive Directors or senior managers under any share based payment plan during the financial period.

Details of the loans for such 'in substance options' held by Key Management Personnel of the Company, including their personally-related entities, under the share based payment plans during the financial period are set out in Note 26 of the Financial Report.

Allotments to any Director or senior executive, including their personally-related entities, under the share based payment plans during the financial period and the relevant loans during the financial period are set out in Note 26 of the Financial Report.

During the financial year, the number of shares in the Company and in Austereo in which the Directors and senior executives of the Company have a relevant interest, including their personally-related entities, are set out in Note 25 of the Financial Report.

f) Other benefits

The Company has other compensation arrangements with some executives and senior managers such as travel and entertainment reimbursement for business purposes only, relocation and expatriate related costs, health insurance expenses and either Company maintained vehicles or car allowances.

In addition the payment of superannuation or retirement benefit amounts within prescribed statutory limits are made, including various ancillary insurance covers, depending on the jurisdiction in which the Executive Director or relevant senior manager is based and the local market practices applicable. The details of the value of these benefits are set out on pages 23 and 24 of this Remuneration Report.

As foreshadowed in the 2005 Remuneration Report, the Company concluded an agreement with Mr R.G. Kirby in December 2005 to provide him with a $2 million fully secured revolving loan facility for a 5 year term, repayable earlier in the event that Mr Kirby's employment with the Company ceases. The interest rate applicable to the loan is the higher of the Fringe Benefits Tax rate set by the Australian Taxation Office (currently 7.3%) and the Company's cost of borrowing plus a margin of 0.50%. No compensation value has been attributed to this loan as it is on arms length terms and conditions.

5. Company Performance


Ordinary Share Price - Relative Performance
Preference Share Price - Relative Performance
S&P ASX200 - Relative Performance
300%
250%
200%
150%
100%
50%
0%
Relative Performance
2002
2003
2004
2005
2006
Year

ASX200 month end closing price history - Commonwealth Securities Limited

The above chart shows the relative performance in percentage terms of the Company's ordinary and preference share prices against the performance of the ASX200 index since July 2002. In 2002 the Company suspended dividends on ordinary shares and in 2003 on preference shares, which remains the position as at the date of this report, although a special dividend was paid in November 2005.


EPS (CPS)
TSR (A$)
Executive Director Total Aggregate Remuneration excluding equity
Top 5 Company Executives - Total Aggregate Remuneration excluding equity
Total EPS excluding specific items and discontinuing operations
Total Shareholder Return
Rem (A$'000)
20 2,000
15 1,500
10 1,000
5 500
0 0
15,000
12,000
9,000
6,000
3,000
0
2002
2003
2004
2005
2006
Year

Total Shareholder Return - Village Roadshow Limited

The above chart reflects the Total Shareholder Return ("TSR") of the Company for the current reporting period and in each of the four preceding years. It is based on the investment of $1,000 on ordinary shares on 1 July 2001 and demonstrates the impact on shareholders of investing in ordinary shares over that five year time frame. The chart also shows the growth in Earnings Per Share ("EPS"), shown in cents per share, over the same five year period – this is the total EPS as at 30 June over each of the five years, excluding Material Items and Discontinued Operations, measured against the weighted average ordinary and preference shares on issue at each 30 June year-end. The EPS for 2002, 2003 and 2004 are historical results that have not been restated to reflect any changes resulting from measurement under A-IFRS methodology.

Overlaid over the TSR and EPS data is the total aggregate annual remuneration, including bonuses from all sources, of the four continuing Executive Directors, excluding Mr. P.M. Harvie who is remunerated by Austereo, and excluding the notional equity value of Mr. Burke's ordinary options issued in May 2001 and Mr Foo's SESP shares issued in December 2005 as described above. Similarly, the total aggregate annual remuneration, including bonuses from all sources, of the five continuing Company relevant senior managers is superimposed over the TSR and EPS performance of the Company.

It is inappropriate to directly link the individual remuneration of the relevant senior managers of the consolidated entity to the performance of the Company as a whole due to their individual divisional performance criteria.

5. Company Performance continued

The movement in total Executive Director remuneration since 2003 has broadly followed the increase in TSR and EPS. The trend line also recognises the voluntary 20% cut in base salary taken by Messrs J.R. Kirby, R.G. Kirby, G.W. Burke and P.E. Foo in September 2002, which was partly reversed in April 2005. Growth in underlying shareholder value, measured by TSR, over the previous 5 years has for the most part outstripped any rise in total Executive Directors' aggregate remuneration.


CFROI (%)
Share Price (A$)
Rem (A$'000)
Executive Directors - Aggregate Annual Bonus Remuneration
Top 5 Company Executives - Aggregate Annual Bonus Remuneration
Cash Flow Return On Investment
Share Price - Ordinary
20%
15%
10%
5%
0%
3
2
1
0
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006
Year

Ordinary share price month end closing price history - Commonwealth Securities Limited

The above chart reflects the total aggregate annual STI bonus remuneration of the four continuing Executive Directors for the current reporting period and in each of the four preceding years, excluding Mr. P.M. Harvie who is remunerated by Austereo. Similarly, the total aggregate annual STI bonus remuneration of the five continuing relevant senior managers of the Company is also shown.

Due to the individual divisional performance bonus criteria applicable to the relevant senior managers of the consolidated entity, it is inappropriate to reflect their STI bonus payments measured against the overall performance of the Company as a whole.

The bonus amounts shown for the 3 Executive Directors, Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, are those accrued for the year to which the payment relates. However the STI bonuses of Mr P.E. Foo and of senior managers shown above and set out in the tables on pages 23 and 24 of this Remuneration Report, are discretionary and are payable at the end of each calendar year, hence they relate to the performance of the Company in the prior period. The chart has not been amended to reflect this timing difference.

The calculation of annual bonuses for the 3 named Executive Directors is divided into two components; one is driven by Cash Flow Return on Investment ("CFROI") and the other is determined by share price performance. The two components together derive the movement in the Executive Directors' overall bonuses. For the purposes of calculating bonuses for these 3 Executive Directors, the CFROI used relates to normalised EBITDA as a percentage of capital employed, and capital employed is represented by total shareholders capital plus net debt. Bonuses are calculated based on the growth in the ratio from year to year. As the relevant criteria for the payment of an annual bonus to the 3 Executive Directors were not met in the year ended 30 June 2006, no bonuses were due or payable.

Similarly, the total aggregate annual STI bonus remuneration of the five continuing relevant senior managers of the Company has been broadly steady over the last several years. Where one-off 'transactional bonuses' have been paid arising from the successful completion of specific medium term strategic initiatives, these have been excluded for comparative purposes. These include a transactional bonus for Mr. Basser for the successful completion of the refinancing of the Company's film production division in the June 2003 reporting period and transactional bonuses to Mr Basser and to Mr Burke for the successful financial re-engineering of the Village Roadshow Pictures Group with Crescent Entertainment Inc in October 2005.

6. Employment Contracts

Compensation and other terms of employment for the Company's Managing Director, the Executive Chairman of Austereo Group Limited, the Company's five relevant senior managers and three relevant senior managers of the consolidated entity with the highest remuneration, are formalised in service agreements.

The main terms of all major contracts and bonus payments are reviewed by the Remuneration Committee. The major provisions of the service agreements of these officers relating to compensation are as set out below.

a) Executive Directors

The names of the Executive Directors and their titles and roles are set out on pages eight and nine of the Directors' Report.

The option to extend Mr. G.W. Burke's contract with the Company as Managing Director for a further five years on substantially the same terms and conditions was exercised on 14 December 2005. In addition to base salary, superannuation and motor vehicle, CPI adjusted, an annual incentive performance bonus is payable for achieving certain market capitalisation and CFROI levels. The former contract also provided for the grant of six million options over ordinary shares (as described above) and a loan of up to $2 million on terms and conditions to be agreed by the Remuneration Committee of the Company. Other than a global twelve month non-compete clause, the contract does not provide for pre-determined compensation in the event of termination.

6. Employment Contracts continued

Mr. P.M. Harvie's contract with Austereo Pty Ltd as Executive Chairman of the Company's controlled entity, Austereo Group Limited, expires on 30 June 2009, having been extended from its previous expiry date of 2007. In addition to base salary and superannuation, CPI adjusted, an annual discretionary performance bonus is payable together with participation in the ESP and AESP. Payment for termination without cause is equal to twelve months of salary. Mr. Harvie has declined to accept his STI bonuses from Austereo for 2005 and 2006.

The Company's Finance Director Mr. P.E. Foo does not have a formal service agreement with the Company, however the Company is required to give Mr. Foo twelve months notice in writing of his termination, and vice versa.

Discussions are continuing between the Remuneration Committee and the Company's Executive Chairman, Mr. J. R. Kirby, and Executive Deputy Chairman, Mr. R.G. Kirby, for service agreements on similar terms and conditions to Mr. G.W. Burke's contract.

b) Company senior managers

The names and respective positions of the Company's five senior managers with the highest remuneration for the period ended 30 June 2006 and 30 June 2005 are set out below:

Village Roadshow Limited

Name	Position	Employer
Philip S. Leggo	Group Company Secretary	Village Roadshow Limited
Julie E. Raffe	Chief Financial Officer	Village Roadshow Limited
Gregory Basser	Director - Commercial & Legal, Group Executive in charge of Production	Village Roadshow Limited
Tony N. Pane	Chief Tax Counsel	Village Roadshow Limited
Simon T. Phillipson	General Counsel	Village Roadshow Limited

Messrs P.S. Leggo, A.N. Pane and S.T. Phillipson all have service agreements with the Company expiring respectively on 30 November 2007, 31 December 2008 and 31 January 2009. Ms Raffe's service agreement expires on 30 November 2007 and both Ms Raffe's and Mr Phillipson's contracts have an option to extend for a further two years at the Company's option. In addition to base salary and superannuation, and a Company motor vehicle provided to Mr Leggo and Ms Raffe, all above named Company executives are eligible to be paid an annual discretionary performance bonus. Payment for termination without cause under these employment contracts for Messrs. Leggo and Phillipson and Ms Raffe is equal to twelve months of salary. None of the above contracts provide for pre-determined compensation in the event of termination.

Until 30 April 2006 Mr. G. Basser had an executive employment contract with the Company in his role as Director - Commercial & Legal, Group Executive in charge of Production. In addition a separate Consultancy Agreement with Greg Basser Pty Ltd existed for legal services to the economic entity. Both contracts have now been superceded from 1 May 2006, following Mr Basser's relocation to Village Roadshow Pictures Group's Los Angeles offices, by a new employment agreement with Village Roadshow Pictures Entertainment Inc to 30 June 2011 and a new consultancy agreement with Onbass Pty Ltd for services to Village Roadshow Film Administration Management Pty Ltd. Both the former and the new employment agreements provide for base salary, CPI adjusted, and other benefits, together with an annual performance bonus. In addition Mr Basser's employment contract with Village Roadshow Pictures Entertainment Inc provides for his participation to the extent of 2.5% in Category A of the VRPG LTI shadow equity plan as outlined above.

The Consultancy Agreements provide for the payment of an annual retainer which is adjusted by CPI. None of the contracts provides for pre-determined compensation in the event of termination, however in the event that Mr Basser's US based employment ceases and Mr Basser returns to Australia, the Company will offer Mr Basser an equivalent position and annual compensation of at least $1 million, less any compensation paid by VRPG, until 30 June 2011. If the Company breaches and either contract is terminated by the other party, it may claim for monies and benefits payable until expiry of the contract, subject to an obligation to mitigate.

As outlined in the 2005 Remuneration Report, Messrs. Leggo and Basser were previously entitled under their former contracts to the issue of preference shares under the ESP. Due to the fact that the Company had embarked on buy-backs of all preference shares in prior years, this issue had been deferred. As these shares would theoretically have been in profit from the perspective of Messrs Leggo and Basser, the Company has now compensated them for the lost opportunity cost, firstly in cash to Mr Leggo and secondly to Mr Basser as outlined in the ESP allotment of 533,333 preference shares on 28 April 2006 as described above.

The Company may terminate an employment contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the senior manager is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested LTI plan shares and 'in substance options' will immediately be forfeited.

6. Employment Contracts continued

c) Consolidated entity senior managers

The names and respective positions of the five relevant senior managers of the consolidated entity with the highest remuneration for the periods ended 30 June 2006 and 30 June 2005 are set out below:

Village Roadshow Limited consolidated entity

Name	Position	Employer
Bruce Berman	Chairman & Chief Executive Officer	Village Roadshow Pictures Entertainment Inc
Steve Krone	President & Chief Operating Officer	Village Roadshow Pictures Entertainment Inc
Michael E. Anderson	Chief Executive Officer	Austereo Pty Limited
Gregory Basser	Chief Executive Officer, Village Roadshow Entertainment Group USA	Village Roadshow Limited (until 30/4/06) and Village Roadshow Pictures Entertainment Inc (from 1/5/06)
Tony N. Pane	Chief Tax Counsel	Village Roadshow Limited

The top five relevant senior managers of the consolidated entity include the Company executives Messrs G. Basser and T. Pane whose contract details are provided above.

Mr. M.E. Anderson, the CEO of Austereo, is employed under contract to Austereo Pty Ltd. The current employment contract commenced 1 July 2005 and terminates 30 June 2009. At the end of the third year of the contract Austereo and Mr. Anderson may choose to commence negotiation to enter into a new employment contract. Under the current contract, in addition to base salary and superannuation, Mr. Anderson is entitled to an annual performance bonus payable of $200,000 and $150,000 respectively, on the achievement of Austereo Board approved budgeted EBIT. In the event that Austereo over achieves the budgeted EBIT result by 10%, an additional incentive of $200,000 is payable. Although the higher target was not met, the Austereo Board considered that the strong performance of Austereo warranted the payment of this incentive in 2006. In addition Mr. Anderson participates in the AESP.

Both Messrs B. Berman and S. Krone are employed by Village Roadshow Pictures Entertainment Inc with contracts expiring on 30 June 2011 and 31 December 2008 respectively. In addition to base salary and ancillary benefits, both Messrs Berman and Krone are eligible to be paid an annual bonus linked to the performance of the Company's film production division, Village Roadshow Pictures Group ('VRPG'). There are no provisions for pre-determined compensation in the event of termination for either executive as the contracts are subject to mitigation obligations. Mr. Krone also participates in the ESP. In addition, both Messrs Berman and Krone participate to the extent of 2.5% and 0.75% respectively in Category B and Category A of the VRPG LTI shadow equity plan as outlined above. The Category B Performance Units replace Mr Berman's previous entitlement to 2.5% of the equity at no cost, or the sales proceeds thereof, if the majority of the Company's equity in Village Roadshow Pictures is floated or sold during his employment.

Attached are the following tables:

- Remuneration of Directors of the Company for the periods ended 30 June 2006 and 30 June 2005
- Remuneration of five highest remunerated executives of the Company and of the consolidated entity for the periods ended 30 June 2006 and 30 June 2005

Note that as long service leave accruals and additional share-based payment amounts are now included in total compensation, the 2005 comparatives will differ from those stated in the Company's 2005 annual report.

Compensation of Directors of the Company for the periods ended 30 June 2006 and 30 June 2005

Name of Director	Position * from / to	Year	Note	Short term Benefits: Salary & Fees	Short term Benefits: Cash Bonus S.T.I.	Short term Benefits: Non-cash Benefits	Short term Benefits: Other	Post Employment: Super-annuation	Post Employment: Retirement Benefits	Long Term Benefits: Incentive Plans	Long Term Benefits: Long Service Leave accrual	Termin-ation Benefits	L.T.I. Share-based Payment	Total	Total % Performance Related Pay
John R. Kirby	Executive Deputy Chairman	2006		1,781,173	-	35,747	2,654	100,587	-	-	29,706	-	-	1,949,867	-
	from 02/05/2002 then	%		91.35	-	1.83	0.14	5.16	-	-	1.52	-	-	100.00	
	Executive Chairman	*2005*	1, 5	*1,608,125*	*402,031*	*160,000*	-	*95,980*	-	-	*325,578*	-	-	*2,591,714*	*15.51%*
	from 28/06/06	%		*62.05*	*15.51*	*6.17*	-	*3.70*	-	-	*12.56*	-	-	*100.00*	
Robert G Kirby	Executive Chairman	2006		1,774,583	-	123,244	10,602	100,587	-	-	-	-	-	2,009,016	-
	from 02/05/2002 then	%		88.33	-	6.13	0.53	5.01	-	-	-	-	-	100.00	
	Executive Deputy Chairman	*2005*	1, 5	*1,608,125*	*402,031*	*160,000*	-	*95,980*	-	-	-	-	-	*2,266,136*	*17.74%*
	from 28/06/06	%		*70.96*	*17.74*	*7.06*	-	*4.24*	-	-	-	-	-	*100.00*	
Graham W. Burke	Managing Director	2006	3, 7	1,780,880	1,000,000	162,995	3,239	100,587	-	-	29,706	-	38,558	3,115,965	33.33%
	since 09/09/1988	%		57.15	32.09	5.23	0.10	3.23	-	-	0.95	-	1.24	100.00	
		2005	1, 3, 5	*1,608,125*	*402,031*	*160,000*	-	*95,980*	-	-	*88,825*	-	*111,234*	*2,466,195*	*20.81%*
		%		*65.21*	*16.30*	*6.49*	-	*3.89*	-	-	*3.60*	-	*4.51*	*100.00*	
Peter E. Foo	Finance Director	2006	8	1,147,282	625,000	46,998	3,598	100,587	-	-	30,877	-	346,816	2,301,158	42.23%
	since 12/02/1998	%		49.86	27.16	2.04	0.16	4.37	-	-	1.34	-	15.07	100.00	
		2005		*1,021,808*	*625,000*	*56,301*	-	*87,982*	-	-	*69,323*	-	-	*1,860,414*	*33.59%*
		%		*54.92*	*33.59*	*3.03*	-	*4.73*	-	-	*3.73*	-	-	*100.00*	
Peter M. Harvie	Executive Director	2006	2, 4	741,315	-	3,098	5,000	100,587	-	78,647	56,189	-	-	984,836	7.99%
	since 20/06/2000	%		75.27	-	0.31	0.51	10.21	-	7.99	5.71	-	-	100.00	
		2005	2, 4	*585,792*	-	*3,098*	*5,000*	*25,000*	-	*75,421*	*10,017*	-	-	*704,328*	*10.71%*
		%		*83.17*	-	*0.44*	*0.71*	*3.55*	-	*10.71*	*1.42*	-	-	*100.00*	
William J. Conn	Independent Director	2006		105,504	-	-	-	9,496	-	-	-	-	-	115,000	-
	since 12/03/1992	%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
		2005	6	*92,430*	-	-	-	*8,320*	-	-	-	-	-	*100,750*	-
		%		*91.74*	-	-	-	*8.26*	-	-	-	-	-	*100.00*	
Peter D. Jonson	Independent Director	2006		77,980	-	-	-	7,020	-	-	-	-	-	85,000	-
	since 21/01/2001	%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
		2005	6	*69,037*	-	*15,990*	-	*6,213*	-	-	-	-	-	*91,240*	-
		%		*75.67*	-	*17.53*	-	*6.81*	-	-	-	-	-	*100.00*	
D. Barry Reardon	Independent Director	2006		145,000	-	-	-	-	-	-	-	-	-	145,000	
	since 24/03/1999	%		100.00	-	-	-	-	-	-	-	-	-	100.00	
		2005	6	*130,750*	-	-	-	-	-	-	-	-	-	*130,750*	
		%		*100.00*	-	-	-	-	-	-	-	-	-	*100.00*	

* The start dates shown above for Positions held do not necessarily coincide with commencement dates - the dates of appointment of Directors are set out on pages eight and nine.

1. Bonus amounts represent 2004/05 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with a formula to reward superior weighted average share price and market capitalisation growth.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position. Mr. Harvie declined to accept his bonuses from Austereo for 2005 and 2006.
3. Includes amortised value of share based payment from grant of six million options over ordinary shares on 15 May 2001.
4. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.
5. With effect from 1 April 2005, the Remuneration Committee of the Board of Directors approved a 15% increase in Base Salary for each of Messrs R.G. Kirby, J.R. Kirby and G. W. Burke to $1,782,500 per annum.
6. With effect from 1 April 2005, the non-executive directors' fees were increased from $60,000 to $70,000 per annum, and the Committee fees were increased from $12,000 to $15,000 per annum.
7. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
8. Includes amortised value of share based payment from grant of one million ordinary shares and one million preference shares under the Senior Executive Share Plan on 14 December 2005.

Compensation of the 5 Highest Remunerated Executives of the Company and of the consolidated entity for the periods ended 30 June 2006 and 30 June 2005

Name of Executive	Position * from / to	Year	Note	Short Term Benefits: Salary & Fees	Short Term Benefits: Cash Bonus S.T.I.	Short Term Benefits: Non-cash Benefits	Short Term Benefits: Other	Post Employment: Super-annuation	Post Employment: Retirement Benefits	Long Term Benefits: Incentive Plans	Long Term Benefits: Long Service Leave accrual	Termination Benefits	L.T.I. Share-based Payment	Total	Total % Performance Related Pay
Company															
Gregory Basser	Director, Commercial & Legal	2006	1, 4, 6, 7	978,382	1,250,000	315	54,022	33,800	-	-	15,647	-	512,918	2,845,084	61.96%
	from 01/02/1999 to 28/04/06	%		34.39	43.94	0.01	1.90	1.19	-	-	0.55	-	18.03	100.00	
		2005	1, 2	1,196,908	250,000	759	-	38,702	-	11,697	2,567	-	-	1,500,633	17.44%
		%		79.76	16.66	0.05	-	2.58	-	0.78	0.17	-	-	100.00	
Tony N. Pane	Chief Tax Counsel	2006		1,036,826	250,000	141	2,049	12,139	-	-	43,061	-	-	1,344,216	18.60%
	since 17/01/2000	%		77.13	18.60	0.01	0.15	0.90	-	-	3.20	-	-	100.00	
		2005		1,001,854	250,000	579	-	11,585	-	-	94,316	-	-	1,358,334	18.40%
		%		73.76	18.40	0.04	-	0.85	-	-	6.94	-	-	100.00	
Philip S. Leggo	Group Company Secretary	2006	5	345,886	240,750	63,683	1,768	86,742	-	-	10,849	-	19,676	769,354	33.85%
	since 23/02/1993	%		44.96	31.29	8.28	0.23	11.27	-	-	1.41	-	2.56	100.00	
		2005		333,039	150,000	63,304	-	80,040	-	-	10,011	-	6,689	643,083	24.37%
		%		51.79	23.33	9.84	-	12.45	-	-	1.56	-	1.04	100.00	
Simon T. Phillipson	General Counsel	2006		450,408	200,000	315	1,965	40,560	-	-	9,138	-	-	702,386	28.47%
	since 13/05/1996	%		64.13	28.47	0.04	0.28	5.77	-	-	1.30	-	-	100.00	
		2005		426,607	200,000	759	-	38,175	-	-	14,161	-	-	679,702	29.42%
		%		62.76	29.42	0.11	-	5.62	-	-	2.08	-	-	100.00	
Julie E. Raffe	Chief Financial Officer	2006		302,969	150,000	50,064	23,708	29,196	-	-	11,934	-	-	567,871	26.41%
	since 28/09/1992	%		53.35	26.41	8.82	4.17	5.14	-	-	2.10	-	-	100.00	
		2005		297,540	150,000	37,293	-	26,758	-	-	12,288	-	-	523,879	28.63%
		%		56.80	28.63	7.12	-	5.11	-	-	2.35	-	-	100.00	
Consolidated entity #															
Gregory Basser	Director, Commercial & Legal	2006	1, 4, 6, 7, 8	1,245,956	1,250,000	315	56,880	33,800	-	-	15,647	-	512,918	3,115,516	56.59%
	from 01/02/1999 to 28/04/06	%		43.79	43.94	0.01	2.00	1.19	-	-	0.55	-	18.03	100.00	
	then CEO Village Roadshow	2005	1, 2	1,196,908	250,000	759	-	38,702	-	11,697	2,567	-	-	1,500,633	17.44%
	Entertainment Group USA Inc	%		79.76	16.66	0.05	-	2.58	-	0.78	0.17	-	-	100.00	
Bruce Berman	Chairman & CEO	2006	4, 7	1,495,157	1,138,952	-	54,938	36,836	-	-	-	-	364,727	3,090,610	48.65%
	Village Roadshow	%		48.38	36.85	-	1.78	1.19	-	-	-	-	11.80	100.00	
	Pictures Entertainment Inc.	2005		1,787,943	662,690	54,341	-	36,448	-	-	-	-	-	2,541,422	26.08%
	since 01/01/2000	%		70.35	26.08	2.14	-	1.43	-	-	-	-	-	100.00	
Steve Krone	President & COO	2006	2, 4, 7	870,963	401,983	-	62,682	36,836	-	3,220	-	-	80,438	1,456,122	33.35%
	Village Roadshow	%		59.81	27.61	-	4.30	2.53	-	0.22	-	-	5.52	100.00	
	Pictures Entertainment Inc.	2005	2	801,755	265,076	57,603	-	36,448	-	2,878	-	-	-	1,163,760	23.02%
	since 31/03/2003	%		68.89	22.78	4.95	-	3.13	-	0.25	-	-	-	100.00	
Michael E. Anderson	Chief Executive Officer	2006	3	904,516	400,000	2,354	3,564	40,560	-	60,459	41,551	-	-	1,453,004	31.69%
	Austereo Group Limited	%		62.25	27.53	0.16	0.25	2.79	-	4.16	2.86	-	-	100.00	
	since 11/08/2003	2005	3	806,566	150,000	4,732	-	38,702	-	58,629	16,335	-	-	1,074,964	19.41%
		%		75.03	13.95	0.44	-	3.60	-	5.45	1.52	-	-	100.00	
Tony N. Pane	Chief Tax Counsel	2006		1,036,826	250,000	141	2,049	12,139	-	-	43,061	-	-	1,344,216	18.60%
	since 17/01/2000	%		77.13	18.60	0.01	0.15	0.90	-	-	3.20	-	-	100.00	
		2005		1,001,854	250,000	579	-	11,585	-	-	94,316	-	-	1,358,334	18.40%
		%		73.76	18.40	0.04	-	0.85	-	-	6.94	-	-	100.00	

* The start dates shown above for Positions held do not necessarily coincide with employment commencement dates.

Top 5 Executives of the consolidated entity [as per *Corporations Act* section 300A (1)(c)(iii)] includes Company executives Messrs Basser and Pane whose details are provided above.

1. Fees include amounts paid pursuant to contractual consultancy agreements for legal services.
2. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's Executive Share Plan.
3. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans.
4. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
5. Includes amortised value of share based payment from grant of 150,000 preference shares under the Executive Share Plan on 17 March 2005.
6. Includes amortised value of share based payment from grant of 533,333 preference shares under the Executive Share Plan on 28 April 2006.
7. Includes amortised value of share based payment from grants for Performance Units under the Village Roadshow Pictures Group's Long Term Incentive Plan on 1 November 2005.
8. As Mr Basser transferred his employment from the Company to the consolidated entity effective 1 May 2006, his compensation as a group executive during the period includes amounts paid by Village Roadshow Pictures Entertainment Inc.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Income Statement
FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	Notes	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Continuing operations					
Income					
Revenues	(2(b))	1,510,714	1,406,425	258,883	89,543
Other income	(2(c))	30,833	49,694	43,862	27,231
Expenses excluding finance costs	(2(e))	(1,476,207)	(1,329,429)	(125,112)	(312,818)
Finance costs	(2(f))	(84,351)	(76,714)	(3,810)	(7,676)
Share of net profits of associates and jointly controlled entities accounted for using the equity method	(2(d))	25,505	33,840	-	-
Profit (loss) from continuing operations before income tax expense		6,494	83,816	173,823	(203,720)
Income tax revenue (expense)	(4)	(9,640)	(36,979)	(1,022)	11,131
Profit (loss) after tax from continuing operations		(3,146)	46,837	172,801	(192,589)
Discontinued operations					
Profit (loss) after tax from discontinued operations	(31)	(17,800)	18,107	-	-
Net profit (loss) for the period		(20,946)	64,944	172,801	(192,589)
Profit attributable to minority interest		14,163	15,623	-	-
Profit (loss) attributable to members of Village Roadshow Limited		(35,109)	49,321	172,801	(192,589)
Earnings per share (cents per share)					
Basic and Diluted for profit for the year attributable to ordinary equity holders of Village Roadshow Limited	(3)	(21.96)	26.48		
Basic and Diluted for profit from continuing operations for the year attributable to ordinary equity holders of Village Roadshow Limited		(10.82)	16.76		

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Balance Sheet
AS AT 30 JUNE 2006

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	(6)	176,205	95,303	25	8
Trade and other receivables	(7)	231,720	274,347	1,001	484
Inventories	(8)	3,236	2,543	230	231
Intangible assets - Film library	(9)	235,314	287,368	-	-
Current tax assets		5,239	11,905	2,969	9,446
Derivatives	(32)	221	-	-	-
Other	(10)	37,018	19,054	433	460
		688,953	690,520	4,658	10,629
Assets classified as held for sale	(31)	4,045	60,450	-	-
Total current assets		692,998	750,970	4,658	10,629
NON-CURRENT ASSETS					
Receivables	(7)	64,213	65,857	369,934	510,166
Intangible assets:					
Radio licences	(9)	459,403	458,862	-	-
Film library	(9)	482,968	423,144	-	-
Goodwill	(9)	47,493	48,206	-	-
Other intangible assets	(9)	1,386	1,710	-	-
Investments in associates and joint ventures accounted for using the equity method	(11)	97,571	96,291	-	-
Available-for-sale investments	(12)	24,821	6,340	16	16
Other financial assets	(13)	-	-	837,872	826,468
Property, plant & equipment	(14)	265,573	201,642	9,600	10,046
Deferred tax assets	(4(c))	30,950	38,528	17,441	1,979
Derivatives	(32)	44,939	-	-	-
Other	(10)	24,065	97,558	-	-
Total non-current assets		1,543,382	1,438,138	1,234,863	1,348,675
Total assets		2,236,380	2,189,108	1,239,521	1,359,304
LIABILITIES					
CURRENT LIABILITIES					
Trade and other payables	(15)	170,019	191,897	3,653	3,348
Interest bearing loans and borrowings	(16)	296,811	299,550	1,025	1,676
Income tax payable		5,378	9,325	-	-
Provisions	(17)	28,549	22,693	5,699	5,808
Other	(18)	1,698	1,736	-	-
		502,455	525,201	10,377	10,832
Liabilities directly associated with assets classified as held for sale	(31)	19,543	42,499	-	-
Total current liabilities		521,998	567,700	10,377	10,832
NON-CURRENT LIABILITIES					
Payables	(15)	54,305	34,397	22,599	11,761
Interest bearing loans and borrowings	(16)	922,027	763,482	220	1,065
Convertible notes	(16)	26,430	14,102	26,430	14,102
Deferred & other income tax liabilities	(4(c))	109,127	129,660	-	-
Provisions	(17)	5,915	6,474	676	188
Derivatives	(32)	39	-	-	-
Other	(18)	6,213	877	347	525
Total non-current liabilities		1,124,056	948,992	50,272	27,641
Total liabilities		1,646,054	1,516,692	60,649	38,473
Net assets		590,326	672,416	1,178,872	1,320,831
EQUITY					
Equity attributable to equity holders of the parent					
Contributed equity	(19)	552,802	598,229	552,802	598,229
Convertible notes	(19)	-	14,866	-	14,866
Reserves	(20)	187,571	150,070	618	-
Retained earnings	(20)	(242,232)	(191,136)	625,452	707,736
Parent interests		498,141	572,029	1,178,872	1,320,831
Minority interests	(21)	92,185	100,387	-	-
Total equity		590,326	672,416	1,178,872	1,320,831

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Cash Flow Statement
FOR THE YEAR ENDED 30 JUNE 2006

	NOTES	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		1,693,532	1,541,791	-	-
Payments to suppliers and employees [1]		(1,509,006)	(1,405,968)	(26,112)	(25,251)
Dividends and distributions received		25,508	19,142	258,748	89,542
Interest and other items of similar nature received		14,718	8,819	135	1
Finance costs		(81,647)	(76,683)	(3,578)	(7,677)
Income taxes (paid) received		(11,787)	(56,451)	12,820	(32,323)
Partnership profits received		425	9,765	-	-
Net cash flows from operating activities	(6(b))	131,743	40,415	242,013	24,292
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of property, plant & equipment		(92,560)	(33,885)	(2,654)	(2,279)
Proceeds from (payment for) sale of property, plant & equipment [2]		(32,108)	17,420	147	1
Purchase of investments in associates and other entities		(24,412)	(6,651)	(2,845)	8
Proceeds on sale of investments in associates and other entities		8,463	27,143	-	-
Loans from (to) controlled entities		-	-	(122,369)	119,510
Inter-company capital contribution expenses		-	-	(44,323)	-
Loans to other entities		(54,996)	(51,844)	-	-
Loans repaid by other entities		81,209	84,219	78	-
Security deposits		92,740	-	-	-
Other		(2,633)	(1,698)	-	-
Net cash flows from (used in) investing activities		(24,297)	34,704	(171,966)	117,240
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from borrowings		836,399	760,660	-	-
Repayment of borrowings		(769,731)	(647,892)	(1,495)	(1,456)
Dividends paid		(32,598)	(11,669)	(23,114)	-
Other (incl. payment for buy-back of shares)		(64,088)	(185,164)	(45,421)	(140,100)
Net cash flows (used in) financing activities		(30,018)	(84,065)	(70,030)	(141,556)
Net increase (decrease) in cash and cash equivalents		77,428	(8,946)	17	(24)
Cash and cash equivalents at beginning of year		99,654	110,076	8	32
Effects of exchange rate changes on cash		1,078	(1,476)	-	-
Cash and cash equivalents at end of year	(6(a))	178,160	99,654	25	8
Total cash classified as:					
Continuing operations		176,205	95,303	25	8
Discontinued operations		1,955	4,351	-	-
		178,160	99,654	25	8

1 Payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2006, $260.3 million was expended on copyright assets (year ended 30 June 2005: $289.7 million.)

2 In the year ended 30 June 2006, proceeds from (payment for) sale of property, plant & equipment were negative, being the previously-announced payment made in relation to the disposal of the remaining cinema operations in the United Kingdom.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Changes in Equity
FOR THE YEAR ENDED 30 JUNE 2006

	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED					MINORITY INTEREST	TOTAL EQUITY
CONSOLIDATED	ISSUED CAPITAL $ '000	CONVERTIBLE NOTES $ '000	RETAINED EARNINGS $ '000	OTHER RESERVES (NOTE 20) $ '000	TOTAL $ '000	$ '000	$ '000
Balances at 1 July 2004	738,138	14,866	(242,926)	183,789	693,867	126,915	820,782
Currency translation differences	-	-	-	(16,702)	(16,702)	-	(16,702)
Profit (loss) for the year	-	-	49,321	-	49,321	15,623	64,944
Sub-total	-	-	**49,321**	**(16,702)**	**32,619**	**15,623**	**48,242**
Buyback of shares - ordinary	(140,101)	-	-	-	(140,101)	(45,063)	(185,164)
Share-based payment movements	569	-	-	-	569	9	578
Dividend paid to minority interest	-	-	-	-	-	(11,669)	(11,669)
Transfers between reserves	-	-	2,479	(2,479)	-	-	-
Other changes in equity	(377)	-	(10)	(14,538)	(14,925)	14,572	(353)
At 30 June 2005	**598,229**	**14,866**	**(191,136)**	**150,070**	**572,029**	**100,387**	**672,416**
Balances at 1 July 2005	**598,229**	**14,866**	**(191,136)**	**150,070**	**572,029**	**100,387**	**672,416**
Currency translation differences	-	-	-	9,951	9,951	-	9,951
Profit (loss) for the year	-	-	(35,109)	-	(35,109)	14,163	(20,946)
Gains (losses) on effective cash flow hedges	-	-	-	53,142	53,142	-	53,142
Gains (losses) on fair value on available for sale assets	-	-	-	252	252	-	252
Transitional adjustments resulting from initial adoption of AASB 132 & AASB 139	-	(14,866)	8,435	(21,940)	(28,371)	-	(28,371)
Sub-total	-	**(14,866)**	**(26,674)**	**41,405**	**(135)**	**14,163**	**14,028**
Buyback of shares - ordinary	(45,421)				(45,421)	(18,484)	(63,905)
Share-based payment movements	(6)	-	-	1,528	1,522	-	1,522
Equity dividends	-	-	(23,114)	-	(23,114)	-	(23,114)
Dividend paid to minority interest	-	-	-	-	-	(9,484)	(9,484)
Transfers between reserves	-	-	(1,308)	1,308	-	-	-
Other changes in equity	-	-	-	(6,740)	(6,740)	5,603	(1,137)
At 30 June 2006	**552,802**	**-**	**(242,232)**	**187,571**	**498,141**	**92,185**	**590,326**

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Statement of Changes in Equity continued
FOR THE YEAR ENDED 30 JUNE 2006

	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED				TOTAL EQUITY
	ISSUED CAPITAL	CONVERTIBLE NOTES	RETAINED EARNINGS	OTHER RESERVES (NOTE 20)	
PARENT	$ '000	$ '000	$ '000	$ '000	$ '000
Balances at 1 July 2004	738,138	14,866	900,325	-	1,653,329
Profit (loss) for the year	-	-	(192,589)	-	(192,589)
Sub-total	-	-	**(192,589)**	-	**(192,589)**
Buyback of shares - ordinary	(140,100)	-	-	-	(140,100)
Other changes in equity	191	-	-	-	191
At 30 June 2005	**598,229**	**14,866**	**707,736**	-	**1,320,831**
Balances at 1 July 2005	**598,229**	**14,866**	**707,736**	-	1,320,831
Profit (loss) for the year	-	-	172,801	-	172,801
Transitional adjustments resulting from initial adoption of AASB 132 & AASB 139	-	(14,866)	(231,971)	-	(246,837)
Sub-total	-	**(14,866)**	**(59,170)**	-	**(74,036)**
Buyback of shares - ordinary	(45,421)	-	-	-	(45,421)
Share-based payment movements	(6)	-	-	618	612
Equity dividends	-	-	(23,114)	-	(23,114)
At 30 June 2006	**552,802**	-	**625,452**	**618**	**1,178,872**

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report of Village Roadshow Limited ("the Company") for the year ended 30 June 2006 was authorised for issue on 13 September 2006, in accordance with a resolution of the Directors.

Village Roadshow Limited is incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange.

The principal activities of the Company and its controlled entities are described in Note 30.

(a) Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001* and Australian Accounting Standards.

The financial report has also been prepared on a historical cost basis, except for derivatives that are measured at fair value, assets and associated liabilities held for sale that are measured at fair value less costs to sell, and available for sale investments that are measured at fair value.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000), unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ("IFRS").

This is the first annual financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly, except for the adoption of AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement.* The Company has adopted the exemption under AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* from having to apply AASB 132 and AASB 139 to the comparative period. Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in the 30 June 2005 financial report and at transition to AIFRS are detailed in Note 35.

Australian Accounting Standards and Interpretations thereof that have recently been amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2006.

Except for the revised AASB 119 Employee Benefits (issued in December 2004) and the consequential amendments contained in AASB 2004-3, the adoption of which had no impact on the Group's financial report, Australian Accounting Standards that have recently been amended but are not yet effective and have not been adopted by the Group are outlined in the table below.

AASB Amendment	Affected Standard(s)	Application date of standard *	Application date for Group
2005 – 1	AASB 139: *Financial Instruments: Recognition and Measurement*	1 January 2006	1 July 2006
2005 – 4	AASB 139: *Financial Instruments: Recognition and Measurement,* AASB 132: *Financial Instruments: Disclosure and Presentation,* AASB 1: *First-time adoption of AIFRS,* AASB 1023: *General Insurance Contracts* and AASB 1028: *Life Insurance Contracts*	1 January 2006	1 July 2006
2005 – 5	AASB 1: *First-time adoption of AIFRS,* AASB 139: *Financial Instruments: Recognition and Measurement*	1 January 2006	1 July 2006
2005 – 6	AASB 3: *Business Combinations*	1 January 2006	1 July 2006
2005 – 9	AASB 4: *Insurance Contracts.* AASB 1023: *General Insurance Contracts,* AASB 139: *Financial Instruments: Recognition and Measurement* and AASB 132: *Financial Instruments: Disclosure and Presentation*	1 January 2006	1 July 2006
2005 – 10	AASB 132: *Financial Instruments: Disclosure and Presentation,* AASB 101: *Presentation of Financial Statements,* AASB 114: *Segment Reporting,* AASB 117: *Leases,* AASB 133: *Earnings per Share,* AASB 139: *Financial Instruments: Recognition and Measurement,* AASB 1: *First-time adoption of AIFRS,* AASB 4: *Insurance Contracts,* AASB 1023: *General Insurance Contracts* and AASB 1038: *Life Insurance Contracts*	1 January 2007	1 July 2007
2006 – 1	AASB 121 *The Effects of Change in Foreign Currency Rates*	1 January 2006	1 July 2006
New standard	AASB 7: *Financial Instruments: Disclosures*	1 January 2007	1 July 2007

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

The impacts of these amendments on the Group's future financial reports have not been fully determined as at the reporting date.

(c) Summary of significant accounting policies

(i) Basis of consolidation

The consolidated financial statements comprise the financial statements of Village Roadshow Limited and its controlled entities ("the Group") as at 30 June each year. The financial statements of the controlled entities are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial report, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Minority interests represent the portion of profit or loss and net assets in Austereo Group Limited not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet.

(ii) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(a) Sale and Exploitation of film productions

Refer to Note 1(c)(xxviii).

(b) Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customer.

(c) Rendering of services

Revenue from the rendering of services is recognised when control of a right to be compensated for the services has been attained by reference to the stage of completion. Where contracts span more than one reporting period, the stage of completion is based on an assessment of the value of work performed at that date. Income derived from airtime sales is recognised based on when services to the customers are rendered, that is, when the advertising is aired. Where services are yet to be rendered, amounts are recorded as unearned revenue.

(d) Interest income

The Group has elected to apply the option available under AASB 1 of adopting the financial instruments standards AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest income applicable for the years ended 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ended 30 June 2006

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Accounting policies applicable for the year ended 30 June 2005

Revenue is recognised when control of a right to receive consideration for the provision of, or investment in, assets has been attained.

(e) Dividends

Revenue is recognised when the Group's right to receive the payment is established.

(iii) Borrowing costs

Borrowing costs are recognised as an expense when incurred. Costs attributable to borrowings used to finance capital works are not included in the cost of those works while those works are being completed.

(iv) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

(v) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(vi) Trade and other receivables
The Group has elected to apply the option available under AASB 1 of adopting the financial instruments standards AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the years ended 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ended 30 June 2006

Trade receivables are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Accounting policies applicable for the year ended 30 June 2005

Trade receivables were recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when collection of the full amount was no longer probable. Bad debts were written off as incurred.

(vii) Inventories
Inventories are valued at the lower of cost and net realisable value and are accounted for on a first in first out basis. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(viii) Derivative financial instruments and hedging

The Group has elected to apply the option available under AASB 1 of adopting the financial instruments standards AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for derivative financial instruments and hedging applicable for the years ended 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ended 30 June 2006
The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as effective cash flow hedges, are taken directly to net profit or loss for the year.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction. A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges are hedges of the Group's exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and that could affect profit or loss. Where a hedge meets the strict criteria for hedge accounting, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the income statement.

Accounting policies applicable for the year ended 30 June 2005
(i) Forward exchange contracts
The Group enters into forward exchange contracts whereby it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies to protect the Group against the possibility of loss from future exchange rate fluctuations. The forward exchange contracts are usually for no longer than 12 months.

Forward exchange contracts were recognised at the date the contract was entered into. Exchange gains or losses on forward exchange contracts were recognised in net profit except those relating to hedges of specific commitments, which were deferred and included in the measurement of the sale or purchase.

(ii) Interest rate swaps
The Group enters into interest rate swap agreements that are used to convert the variable interest rate of its short-term borrowings to medium-term fixed interest rates. The swaps are entered into with the objective of reducing the risk of rising interest rates.

It was the company's policy not to recognise interest rate swaps in the financial statements. Net receipts and payments were recognised as an adjustment to interest expense.

(iii) Specific hedges
When a purchase or sale was specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction were deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date were taken to net profit.

(ix) Impairment of financial assets
The Group has elected to apply the option available under AASB 1 of adopting the financial instruments standards AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable for the years ended 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ended 30 June 2006
The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

(i) Financial assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit or loss.

(ix) Impairment of financial assets cont'd

Accounting policies applicable for the year ended 30 June 2006 cont'd

(i) Financial assets carried at amortised cost cont'd

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

(ii) Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

(iii) Available-for-sale investments

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses for debt instruments are reversed through profit or loss if the increase in an instrument's fair value can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Accounting policies applicable for the year ended 30 June 2005

For current financial assets, refer to Note 1(c)(vi) for the impairment accounting policy.

For non-current financial assets, refer to Note 1(c)(xvi) for the impairment accounting policy.

(x) Foreign currency translation

Both the functional and presentation currency of the Company and the majority of its Australian subsidiaries is Australian dollars ($). Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the consolidated financial report are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As at the reporting date the assets and liabilities of subsidiaries with functional currencies other than Australian dollars are translated into the presentation currency of the Company at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rate for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(xi) Investments in associates

The Group's investments in associates are accounted for using the equity method of accounting in the consolidated financial statements. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, an investment in an associate is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any additional impairment loss with respect to the Group's net investment in the associate. The consolidated income statement reflects the Group's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this in the consolidated statement of changes in equity. Adjustments are made to bring into line any dissimilar reporting dates or accounting policies that may exist.

(xii) Interests in joint venture entities and jointly controlled operations

The Group has interests in joint ventures in the form of both jointly controlled operations and joint venture entities. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. A jointly controlled operation involves the use of assets and other resources of the venturers rather than establishment of a separate entity. The Group recognises its interests in joint venture entities by using the equity method of accounting (refer Note 1(c)(xi)). The Group recognises its interest in jointly controlled operations by recognising the assets that the operations control and the liabilities incurred. The Group also recognises the expenses and its share of the income that the operations earn from the sale of goods or services.

(xiii) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(xiii) Income tax (Cont'd.)

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Tax Consolidation

For Australian income tax purposes, various entities in the Group have formed Tax Consolidated groups, and have executed combined Tax Sharing and Funding agreements ("TSA's") in order to allocate income tax expense to the relevant wholly-owned entities predominantly on a stand-alone basis. In addition, the TSA's provide for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office.

Tax effect accounting by members of the tax consolidated groups

Under the terms of the TSA's, wholly owned entities compensate the head entity for any current tax payable assumed and are compensated for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the parent entity under tax consolidation legislation. The funding amounts are determined at the end of each six month reporting period by reference to the amounts recognised in the wholly-owned entities financial statements determined predominantly on a stand alone basis.

Amounts receivable or payable under the TSA's are included with other amounts receivable or payable between entities in the Group.

(xiv) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(xv) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment in value. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalisation.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

- Buildings and improvements are depreciated over forty years using the straight line method.
- Plant, equipment and vehicles are depreciated over periods of between three and 20 years using the straight line or reducing balance method.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

De-recognition and disposal

An item of property, plant and equipment is de-recognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is de-recognised.

(xvi) Investments and other financial assets
The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for investments and other financial assets applicable for the years ended 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ended 30 June 2006

Financial assets in the scope of AASB 139 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the marketplace.

(i) Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognised in profit or loss. The Group does not currently have any held-for-trading financial assets at fair value through profit and loss.

(ii) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in profit or loss when the investments are de-recognised or impaired, as well as through the amortisation process. The Group does not currently have held-to-maturity investments.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the loans and receivables are de-recognised or impaired, as well as through the amortisation process.

(iv) Available-for-sale investments

Available-for-sale investments are those derivative financial assets that are designated as available-for-sale or not classified as any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investments is de-recognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

Accounting policies applicable for the year ended 30 June 2005

All non-current investments were carried at the lower of cost and recoverable amount.

Recoverable amount
Non-current financial assets measured using the cost basis were not carried at an amount above their recoverable amount, and when a carrying value exceeded this recoverable amount, the financial asset was written down to its recoverable amount. In determining recoverable amount, the expected net cash flows were discounted to their present value using a market determined risk adjusted discount rate relevant to local territories.

(xvii) Goodwill
Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with AASB 114: *Segment Reporting*.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

(xviii) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the income statement in the expense category consistent with the nature of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.

A summary of the policies applied to the Group's intangible assets is as follows:

Radio Licences

Useful lives: Indefinite (2005: Indefinite)

Amortisation method used: No amortisation (2005: no amortisation)

Internally generated or acquired: Acquired

Impairment testing: Annually and more frequently when an indication of impairment exists (2005: Annually and more frequently when an indication of impairment exists).

Film Library

Useful lives: Finite (2005: Finite)

Amortisation method used: Refer to Note 1(c)(xxviii)

Internally generated or acquired: Acquired

Impairment testing: When an indication of impairment exists. The amortisation method is reviewed at each financial year-end (2005: When an indication of impairment exists. The amortisation method is reviewed at each financial year-end).

Other Intangibles

Useful lives: Finite (2005: Finite)

Amortisation method used: Amortised over estimated useful lives

Internally generated or acquired: Acquired

Impairment testing: When an indication of impairment exists. The amortisation method is reviewed at each financial year-end (2005: When an indication of impairment exists. The amortisation method is reviewed at each financial year-end).

The radio licences of Austereo Group Limited and its subsidiaries ("Austereo") are carried at original cost less any impairment losses. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology a discounted cash flow analysis ("DCF") of the future projected cash flows of Austereo provided by management for six years adjusted for a termination value based on current market estimates. These are then discounted at rates which reflect Austereo's pre-tax asset specific discount rate as at the most recent balance date. The independent valuer also cross references its DCF-based valuation with a number of secondary valuation methodologies which are intended to determine the fair market value of the licences of Austereo's radio stations.

(xix) Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the nature of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(xx) Trade and other payables

The Group has elected to apply the option available under AASB 1 of adopting the financial instruments standards AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ended 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ended 30 June 2006

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Accounting policies applicable for the year ended 30 June 2005

Trade payables and other payables are carried at the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

(xxi) Interest-bearing loans and borrowings

The Group has elected to apply the option available under AASB 1 of adopting the financial instruments standards AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest-bearing loans and borrowings applicable for the years ended 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ended 30 June 2006

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the liabilities are de-recognised.

Accounting policies applicable for the year ended 30 June 2005

All loans were measured at the principal amount. Interest was recognised as an expense as it accrued.

(xxii) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(xxiii) Employee leave benefits

Wages, salaries, annual leave and sick leave

Provision is made for wages and salaries, including non-monetary benefits, and annual leave in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Liabilities arising in respect of wages and salaries, annual leave and any other employee entitlements expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. The value of the employee share incentive scheme is being charged as an employee benefits expense. Refer to Note 1(c)(xxiv) for the share-based payment transactions policy.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(xxiv) Share-based payment transactions

The Group provides benefits to employees (including senior executives) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions). The plans currently in place to provide these benefits are the Company's Executive Share Plan and Loan Facility, the Senior Executive Share Plan and Loan Facility, the Company's Option Plan, the Village Roadshow Pictures Group Long-Term Incentive Plan, and Austereo Group Ltd's Executive Share Plan and Loan Facility, which provide benefits to directors and senior executives. The grant of rights under these plans are treated as "in substance options", even where the equity instrument is not an option.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a binomial model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Village Roadshow Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ended on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see Note 3).

Shares in the Group relating to the various employee share plans and which are subject to non-recourse loans are deducted from equity. Refer Note 26 for share-based payment disclosures relating to "in substance options".

(xxv) Convertible notes

The Group has elected to apply the option available under AASB 1 of adopting the financial instruments standards AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for convertible notes applicable for the years ended 30 June 2006 and 20 June 2005.

Accounting policies applicable for the year ended 30 June 2006

Due to the potential ability to settle the convertible notes wholly in cash, the entire amount of the convertible notes is recognised as a liability in the balance sheet, on the basis of amortised cost. Transaction costs are included in the effective interest rate calculations, in order to arrive at amortised cost at each balance date.

Accounting policies applicable for the year ended 30 June 2005

The component of the convertible notes that exhibits characteristics of a liability was recognised as a liability in the balance sheet, net of transaction costs.

On issuance of the convertible notes, the fair value of the liability component was determined using a market rate for an equivalent convertible note and this amount was carried as a long-term liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time, is recognised as a finance cost.

The remainder of the proceeds was allocated to the conversion option that was recognised and included in shareholders' equity, net of transaction costs. The carrying amount of the conversion option was not remeasured in subsequent years.

Transaction costs were apportioned between the liability and equity components of the convertible notes based on the allocation of proceeds to the liability and equity components when the instruments were first recognised.

(xxvi) Contributed equity

Ordinary and Preference shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(xxvii) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(xxviii) Film production

Producer & overhead fees receivable

Only producer & overhead fees receivable from parties other than Village Roadshow Films (BVI) Limited ("VRF") have been recognised as income, and producer & overhead fees receivable by the Village Roadshow Limited Group from VRF have been eliminated against the Film Cost asset shown in the Balance Sheet.

Recognition of film production revenue and expenses

Revenue and expenses - general

All revenue and expenses (except Film production costs) are recognised in the Income Statement as they are incurred. Revenue includes producer & overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations, divisional overheads and financing costs.

Film production costs

Film production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of film production costs

Film production costs are capitalised in the Balance Sheet and amortised in accordance with the measurement requirements of AASB 111: *Construction Contracts*. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be written-off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

(d) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in note 9.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a binomial option pricing model or a Monte Carlo simulation technique, as appropriate, using the assumptions detailed in Note 26.

Film production

Refer Note 1(c)(xxviii) for details of the estimates relating to the future performance of films.

Deferred and other income tax liabilities

Refer Note 22(a)(x) for details of the estimates relating to deferred and other income tax liabilities.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

		Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
(2)	**REVENUE AND EXPENSES**					
(a)	**Reconciliation of Operating Profit**					
	Profit (loss) before income tax expense		(24,503)	101,923	173,823	(203,720)
	Less: Discontinued Operations profit (loss) before tax	(31)	(30,997)	18,107	-	-
	Less: Material Items of income and expense profit (loss) before tax	(2(g))	(49,717)	(10,198)	(50,341)	(254,821)
	Profit (loss) before tax excluding Discontinued Operations & Material items of income and expense		56,211	94,014	224,164	51,101
	Income tax revenue (expense) excluding Discontinued Operations & Material items of income and expense		(21,947)	(43,323)	(1,022)	11,131
	Profit attributable to Minority Interests excluding Discontinued Operations & Material items of income and expense		(14,163)	(15,623)	-	-
	Net profit (loss) attributable to members excluding Discontinued Operations & Material Items of income and expense		20,101	35,068	223,142	62,232
(b)	**Revenue from Continuing Operations**					
	Revenue from sale and exploitation of film productions		903,065	792,496	-	-
	Revenue from sale of goods		63,411	55,848	-	-
	Rendering of other services		528,939	548,777	-	-
	Dividends from -					
	Controlled entities		-	-	249,748	89,542
	Other entities		432	2	9,000	-
	Finance revenue		14,867	9,294	135	1
	Royalties from -					
	Other entities		-	8	-	-
	Total revenues from Continuing Operations		1,510,714	1,406,425	258,883	89,543
	Breakdown of finance revenue:					
	Interest from -					
	Other entities		12,734	7,107	135	1
	Associated entities (cinema interests)		2,133	2,187	-	-
	Total finance revenue (on an historical cost basis)		14,867	9,294	135	1
(c)	**Other Income from Continuing Operations**					
	Commission from -					
	Other entities		-	308	-	-
	Associated entities		11	26	-	-
	Management Fees from -					
	Other entities		4,718	5,056	18	158
	Associated entities		6,377	6,549	5,751	5,486
	Controlled entities [1]		-	-	38,015	21,558
	Rental Income		2,300	2,489	-	-
	Net gains on disposal of property, plant and equipment		-	2,334	-	-
	Net gains on disposal of investments in associates and other entities		647	6,879	-	-
	Net gains on disposal of intangibles		-	3,491	-	-
	Other		16,780	22,562	78	29
			30,833	49,694	43,862	27,231

[1] The Parent Entity disclosure includes $27.7 million in 2006 (2005: $10.6 million) for recharging of legal settlements and legal expenses in relation to the Film Production division (refer Note 2(g)).

		Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
(d)	**Share of net profits (losses) of associates and joint venture entities/partnerships accounted for using the equity method**					
	Share of associates' net profits	(11(a))	22,559	30,883	-	-
	Share of joint venture entities'/ partnerships' net profits	(11(b))	2,946	2,957	-	-
			25,505	33,840	-	-

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
		2006 $'000	2005 $'000	2006 $'000	2005 $'000
(2)	**REVENUE AND EXPENSES** CONTINUED				
(e)	**Expenses excluding finance costs from continuing operations**				
	Employee expenses -				
	Employee benefits	15,222	14,729	1,445	2,060
	Remuneration and other employee expenses	173,220	162,680	26,717	23,897
	Total employee expenses	188,442	177,409	28,162	25,957
	Cost of goods sold	18,696	16,030	-	-
	Occupancy expenses -				
	Operating lease rental - minimum lease payments	60,277	51,065	1,056	889
	Operating lease rental - contingent rental payments	1,485	1,430	-	-
	Other occupancy expenses	33,194	29,179	678	599
	Total occupancy expenses	94,956	81,674	1,734	1,488
	Film hire and other film expenses	669,393	570,788	-	-
	Depreciation of -				
	Buildings & improvements	1,183	1,069	-	-
	Plant, equipment & vehicles	21,796	21,946	1,574	1,362
	Amortisation of -				
	Leasehold improvements	7,591	5,971	77	58
	Finance lease assets	2,176	2,970	661	900
	Deferred expenditure	1,446	1,611	697	1,069
	Other intangibles	1,079	681	-	-
	Film library	271,938	272,576	-	-
	Total depreciation and amortisation	307,209	306,824	3,009	3,389
	Impairment of -				
	Capital Work in Progress	373	-	-	-
	Plant, equipment & vehicles	6	39	-	-
	Goodwill	1,221	-	-	-
	Leasehold improvements	417	-	-	-
	Finance lease assets	595	-	-	-
	Investments	-	-	240,757	324,000
	Other	-	310	-	-
	Reversal of impairment of -				
	Investments	-	-	-	(69,179)
	Receivables - group	-	-	(234,739)	-
	Total impairment charges	2,612	349	6,018	254,821
	Net Loss on disposal of property, plant and equipment	321	-	70	8
	Net loss on disposal of investments in associates and other entities	-	-	684	-
	Net realised foreign currency (gains) losses	6,796	5,772	-	-
	Inter-company capital contribution expenses (refer Note 2(g))	-	-	44,323	-
	Provision for dimunition in value of investments (refer Note 2(g))	4,912	-	-	-
	Restructuring costs - Film Production division (included in Note 2(g))	15,303			
	Legal settlement - Film Production division (refer Note 2(g))	-	10,621	-	-
	Legal expenses in relation to outstanding matters - Film Production division (refer Note 2(g))	23,722	14,278	27,739	10,576
	Management and services fees paid	2,467	7,176	-	732
	Advertising and promotions	31,208	32,445	-	-
	Regulatory and licencing fees	15,283	16,256	1	298
	Settlement and other discounts	16,890	18,667	-	-
	Telecommunications	6,056	6,558	659	677
	General and administration expenses -				
	Provision for doubtful debts	315	774	-	-
	Bad debts written off - other	319	252	9	10
	Other general and administration expenses	71,307	63,556	12,704	14,862
	Total general and administration expenses	71,941	64,582	12,713	14,872
	Total expenses excluding finance costs	1,476,207	1,329,429	125,112	312,818
(f)	**Finance Costs**				
	Bank loans and overdrafts	91,692	75,427	3,566	7,416
	Finance charges payable under finance leases and hire purchase contracts	274	593	128	228
	Make good provision discount adjustment	53	56	-	-
	Other	222	638	116	32
	Total finance costs (on a historical cost basis)	92,241	76,714	3,810	7,676
	Fair value change on derivatives [1]	(7,890)	-	-	-
	Total finance costs	84,351	76,714	3,810	7,676

[1] The unrealised gain on the fair value change on derivatives during the year mainly relates to the Film Production division's USD 1.4 billion financing facility. These unrealised AIFRS mark to market profits or losses are likely to continue to be significant in the future, and can fluctuate materially both during and between balance dates as a result of relatively minor changes in key variables, such as interest rate yield curves. As these unrealised gains and losses will fluctuate, and by the end of the hedging period will net to zero on a cumulative basis, focus should be on the Film Production division's results excluding these gains and losses.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
		2006	2005	2006	2005
		$'000	$'000	$'000	$'000
(2)	**REVENUES AND EXPENSES** CONTINUED				
(g)	**Material items of income and expense from continuing operations**				
	The following material items of income and expense, which are included in the results shown in the Income Statement, are relevant in explaining the financial performance of the Group.				
	Legal settlement and legal expenses - Film Production division (refer Notes 22(a)(viii) & 22(a)(xi))	(23,722)	(24,899)	(27,739)	(10,576)
	Restructuring costs - Film Production division	(21,083)	-	-	-
	Immediate write off of investment	(4,912)	-	-	-
	Gain on disposal of property, plant and equipment	-	14,701	-	-
	Management fees received - recharge of amounts to controlled entities in relation to legal matters - Film Production division	-	-	27,739	10,576
	Impairment of investments in controlled entities	-	-	(240,757)	(324,000)
	Reversal of impairment of loan to controlled entity	-	-	234,739	-
	Reversal of impairment of investment in controlled entities	-	-	-	69,179
	Inter-company capital contribution expenses	-	-	(44,323)	-
	Total profit (loss) from material items of income and expense before tax	(49,717)	(10,198)	(50,341)	(254,821)
	Income tax revenue	12,307	6,344	-	-
	Total (loss) from material items of income and expense after tax	(37,410)	(3,854)	(50,341)	(254,821)
	Profit (loss) attributable to Minority Interest	-	-	-	-
	Total attributable (loss) from material items of income and expense after tax	(37,410)	(3,854)	(50,341)	(254,821)

(3) EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

		CONSOLIDATED	
		2006	2005
(a)	**Earnings Per Share:**		
	Net profit (loss) attributable to ordinary equity holders of Village Roadshow Ltd.		
	Basic EPS	(21.96) cents	26.48 cents
	Net profit (loss) from continuing operations attributable to ordinary equity holders of Village Roadshow Limited		
	Basic EPS	(10.82) cents	16.76 cents
(b)	Earnings Per Share adjusted to eliminate Discontinued Operations and Material items of income and expense from the calculations [1]		
	Basic EPS	12.57 cents	18.83 cents

[1] Alternative disclosure based on attributable net profit of $20.101 million (2005 $35.068 million) - refer Note 2(a).

The following reflects the income and share data used in the basic, diluted and total earnings per share computations:

	CONSOLIDATED	
	2006	2005
	$'000	$'000
Net profit (loss) attributable to ordinary equity holders of Village Roadshow Limited from continuing operations	(17,309)	31,214
Profit (loss) attributable to ordinary equity holders of Village Roadshow Limited from discontinued operations	(17,800)	18,107
Net profit (loss) attributable to ordinary equity holders of Village Roadshow Limited	(35,109)	49,321
Less: Net profit attributable to Discontinued operations and Material items of income and expense	(55,210)	14,253
Net profit (loss) attributable to ordinary equity holders of Village Roadshow Limited excluding Discontinued operations and Material items of income and expense	20,101	35,068

	2006	2005
	No. of Shares	No. of Shares
Weighted average number of ordinary shares for basic and diluted earnings per share [2]	159,904,681	186,229,622

[2] There are no potential ordinary shares that are dilutive. The 6,000,000 issued options were reviewed and determined not to be potential ordinary shares as at 30 June 2006 or 30 June 2005.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

Under Accounting Standard AASB 2 *Share Based Payment*, shares issued under the company's various share plans are treated as 'in-substance' options. Shares issued under these plans that are treated as 'in-substance' options are included in Ordinary Shares and Total Shares for the purposes of the EPS calculation.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Village Roadshow Limited 2006 $'000	Village Roadshow Limited 2005 $'000
(4) INCOME TAX				
(a) Major components of income tax expense for the years ended 30 June 2006 and 2005 are:				
Income Statement				
Current income tax				
Current income tax expense (revenue)	29,026	44,821	16,484	(10,981)
Adjustments in respect of current income tax of previous years	(6,431)	(2,610)	-	-
Deferred income tax				
Relating to origination and reversal of temporary differences	(11,574)	(9,692)	(15,462)	(150)
Other non-current tax liabilities				
Other	(1,381)	4,460	-	-
Income tax expense (revenue) reported in income statement	9,640	36,979	1,022	(11,131)

(b) A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Group's effective income tax rate for the years ended 30 June 2006 and 30 June 2005 is as follows:

	Consolidated 2006 $'000	Consolidated 2005 $'000	Village Roadshow Limited 2006 $'000	Village Roadshow Limited 2005 $'000
Accounting profit (loss) before tax from continuing operations	6,494	83,816	173,823	(203,720)
Profit (loss) before tax from discontinued operations	(30,997)	18,107	-	-
Accounting profit (loss) before income tax	(24,503)	101,923	173,823	(203,720)
At the statutory income tax rate of 30% (2005:30%)	(7,351)	30,577	52,147	(61,116)
Adjustments in respect of current income tax of previous years	(6,431)	(2,610)	-	-
Unrecognised tax losses	9,044	4,030	-	-
Unrecognised deferred tax assets	-	-	23,524	76,446
Non-deductible expenditure	714	2,393	503	518
Other deductible expenditure	-	(2,723)	-	-
Rebateable and other non-assessable dividends	-	-	(77,624)	(26,863)
Non-assessable income	(4,036)	(9,944)	-	-
After-tax equity (profits) losses included in pre-tax profit	(3,916)	(4,647)	-	-
After-tax partnership (profits) losses included in pre-tax profit	(884)	(776)	-	-
Adjustments relating to overseas subsidiaries	6,830	18,384	-	-
Other	2,473	2,295	2,472	(116)
At effective income tax rate of 14.5% (Village Roadshow Limited 0.6%) (2005: 36.3%, Village Roadshow Limited: 5.5%)	(3,557)	36,979	1,022	(11,131)
Income tax expense (revenue) attributable to continuing operations	9,640	36,979	1,022	(11,131)
Income tax expense (revenue) attributable to discontinued operations	(13,197)	-	-	-
Total income tax expense (revenue)	(3,557)	36,979	1,022	(11,131)

	Balance Sheet 2006 $'000	Balance Sheet 2005 $'000	Income Statement 2006 $'000	Income Statement 2005 $'000
(4) INCOME TAX Continued				
(c) Deferred tax				
Deferred income tax at 30 June relates to the following:				
CONSOLIDATED				
Deferred tax liabilities				
Other (including impact of net-down with deferred tax assets)	988	20,140	(19,152)	(9,670)
Total deferred income tax liabilities	988	20,140		
Other non-current tax liabilities				
Other	108,139	109,520	(1,381)	4,460
Deferred tax assets				
Post-employment benefits	4,969	5,065	96	(401)
Investments	5,648	4,951	(697)	-
Sundry creditors & accruals	2,691	1,599	(1,092)	-
Provision for doubtful debts	1,167	1,038	(129)	188
Expenses deductible over 5 year period	15,841	585	(15,256)	(569)
Functional currency adjustments	-	6,606	6,606	-
Other (including impact of net-down with deferred tax liabilities)	634	18,684	18,050	760
Total deferred income tax assets	30,950	38,528		
Deferred income tax charge			(12,955)	(5,232)
VILLAGE ROADSHOW LIMITED				
Deferred tax assets				
Post-employment benefits	1,912	1,799	(113)	(282)
Expenses deductible over 5 year period	15,841	-	(15,841)	(569)
Other	(312)	180	492	701
Total deferred income tax assets	17,441	1,979		
Deferred income tax charge			(15,462)	(150)
(d) The following future income tax benefits arising from tax losses of the Village Roadshow Limited ("VRL") Tax Consolidated Group have not been brought to account as realisation of those benefits is not probable -				
Benefits for revenue losses[1]	-	-	-	-
Benefits for capital losses[2]	23,367	19,147	23,367	19,147

[1] The amounts of revenue losses for the VRL Tax Consolidated Group for the years ended 30 June 2006 and 30 June 2005 are still being finalised.

[2] An additional amount of capital losses for the VRL Tax Consolidated Group for the year ended 30 June 2006 is still being finalised.

These benefits will only be obtained if:

(a) the VRL Tax Consolidated Group derives future assessable income of a nature and amount sufficient to enable the benefits of deductions for the losses to be realised;

(b) there is continuity of compliance with the conditions for deductibility, imposed by law; and

(c) no changes in tax legislation adversely affect the VRL Tax Consolidated Group from realising the benefits of deductions for the losses.

Austereo Group Limited - Tax Consolidation
Effective from 1 July 2002, Austereo Group Limited ("AGL") and its relevant wholly-owned entities have formed a Tax Consolidated group. Members of the group have entered into a combined Tax Sharing and Tax Funding agreement ("TSA") in order to allocate income tax expense to the wholly-owned entities on a stand-alone basis. In addition, the TSA provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group is AGL. AGL has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

Village Roadshow Limited - Tax Consolidation
Effective from 1 July 2003, Village Roadshow Limited ("VRL") and its relevant wholly-owned entities have formed a Tax Consolidated group. Members of the Tax Consolidated group have entered into a TSA in order to allocate income tax expense to the wholly-owned entities predominantly on a stand-alone basis. In addition, the TSA provides for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations to the Australian Taxation Office. At balance date, the possibility of default is remote. The head entity of the Tax Consolidated group is VRL. VRL has formally notified the Australian Taxation Office of its adoption of the tax consolidation regime.
The VRL group has reset the tax values of some of the assets of its wholly-owned entities, which has not resulted in any material impact on the financial statements of VRL or the VRL group for the year ended 30 June 2005.

The Group has determined that it will not transfer any revenue or capital losses into the VRL Tax Consolidation group. These losses, subject to various restrictions, remain available to offset any additional assessable income in relation to tax years ended on or before 30 June 2003.

		CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
(5)	**DIVIDENDS PAID AND PROPOSED**				
(a)	**Declared and paid during the year**				
	Dividends on A Class preference Shares:				
	Fully franked special dividend on preference shares of 10.175 cents per share (2005: nil)	11,052	-	11,052	-
	Dividends on Ordinary Shares:				
	Fully franked special dividend on ordinary shares of 7.175 cents per share (2005: nil)	12,062	-	12,062	-
		23,114	-	23,114	-
	Franking credit balance				
	The amount of franking credits available for the subsequent financial year are:				
	- franking account balance as at the end of the financial year at 30%			36,509	47,217
	The amount of franking credits available for future reporting periods:			36,509	47,217
	- impact on the franking account of dividends proposed or declared before the financial report was authorised for issue but not recognised as a distribution to equity holders during the period			-	-
				36,509	47,217

The tax rate at which paid dividends have been franked is 30% (2005: n/a)

		CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
(6)	**CASH AND CASH EQUIVALENTS**				
(a)	**Reconciliation of cash**				
	For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following at 30 June:				
	Cash on hand and at bank	28,516	65,397	25	8
	Deposits at call	147,689	29,906	-	-
	Total cash on hand and at bank - continuing operations	176,205	95,303	25	8
	Cash on hand and at bank attributable to discontinued operations	1,955	4,351	-	-
	Cash on hand and at bank	178,160	99,654	25	8
(b)	**Reconciliation of operating profit after tax to net operating cash flows**				
	Net operating profit (loss)	(20,946)	64,944	172,801	(192,589)
	Adjustments for:				
	Depreciation	25,790	25,635	1,574	1,362
	Amortisation	285,495	285,101	1,435	2,027
	Impairment of non-current assets and held-for-sale assets (net)	2,590	349	6,018	254,821
	Provisions	8,572	2,289	378	940
	Net (gains) losses on disposal of assets	(15,746)	(15,445)	754	8
	Unrealised foreign currency (profit)/loss	512	7,577	-	-
	Unrealised derivative gain	(7,890)	-	-	-
	Share of equity accounted profits not received as dividends or distributions	1,071	(26,591)	-	-
	Impact of tax consolidation regime on tax balances	-	-	22,828	(12,263)
	Inter-company capital contribution expenses classified as investing activities	-	-	44,323	-
	Changes in assets & liabilities:				
	(Increase) decrease trade and other receivables	100,299	13,370	(509)	(424)
	Increase (decrease) trade and other payables	12,750	235	640	715
	(Increase) decrease net current tax assets	2,719	(16,975)	6,477	(9,447)
	Increase (decrease) unearned income	(1,295)	305	-	-
	Increase (decrease) other payables and provisions	48,697	(8,543)	1,780	262
	(Increase) decrease film library (refer Note 1 to Note 6(b))	(260,323)	(289,700)	-	-
	(Increase) decrease inventories	(16,606)	3,230	-	(22)
	(Increase) decrease capitalised borrowing costs	(300)	-	-	-
	Increase (decrease) deferred and other income tax liabilities	(18,063)	(2,498)	(15,463)	(21,461)
	(Increase) decrease prepayments and other assets	(15,583)	(2,868)	(1,023)	363
	Net operating cash flows	131,743	40,415	242,013	24,292

Note 1. Payments to suppliers showing in the Statement of Cash Flows include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. During the year ended 30 June 2006, $260.3 million was expended on copyright assets (year ended 30 June 2005: $289.7 million).

		CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
(c)	**Financing facilities available**				
	At reporting date, the following financing facilities were available :				
	Total facilities	2,669,881	1,638,908	200,000	100,000
	Facilities used at reporting date	1,214,463	1,055,222	-	-
	Facilities unused at reporting date [1]	1,455,418	583,686	200,000	100,000

[1] Unused facilities (consolidated) includes $1,140.8 million (2005: $392.2 million) relating to Village Roadshow Films (BVI) Limited.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Village Roadshow Limited 2006 $'000	Village Roadshow Limited 2005 $'000
(7) TRADE AND OTHER RECEIVABLES				
Current:				
Trade and other receivables	240,698	285,517	1,071	554
Provision for doubtful debts	(12,787)	(12,456)	(70)	(70)
	227,911	273,061	1,001	484
Due from associated entities	3,754	365	-	-
Other advances	55	921	-	-
	231,720	274,347	1,001	484
Non-current:				
Unsecured advances - other	6,994	6,756	-	78
Provision for non recovery	(1,137)	(3,009)	-	-
	5,857	3,747	-	78
Owing by -				
Associated entities [1]	63,045	90,549	283	179
Provision for non recovery	(4,689)	(28,439)	-	-
	58,356	62,110	283	179
Controlled entities - secured	-	-	369,651	509,909
	58,356	62,110	369,934	510,088
	64,213	65,857	369,934	510,166

[1] Amounts owing by associated entities at 30 June 2005 included a loan to Village Cinemas SA, the group's associated company in Argentina, of A$21.6 million, based on 30 June 2005 exchange rates. The carrying value of this loan was susceptible to further changes in the Peso/AUD exchange rate. At 30 June 2005, the loan had been provided against in full. The investment in, and loan to, Village Cinemas SA were disposed of in the year ended 30 June 2006 and the associated provision against the loan was reversed.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Village Roadshow Limited 2006 $'000	Village Roadshow Limited 2005 $'000
(8) INVENTORIES				
Current:				
Merchandise held for resale - at cost	3,236	2,543	230	231

(9) INTANGIBLE ASSETS AND GOODWILL

FOR THE YEAR ENDED 30 JUNE 2006	Consolidated: Radio Licences $'000	Film Library [1] $'000	Goodwill [2] $'000	Other $'000	Total $'000	Village Roadshow Limited Total $'000
At 1 July 2005						
Cost (gross carrying amount)	458,862	1,569,688	48,206	3,812	2,080,568	-
Accumulated amortisation and impairment	-	(859,176)	-	(2,102)	(861,278)	-
Net carrying amount	458,862	710,512	48,206	1,710	1,219,290	-
Year ended 30 June 2006						
At 1 July 2005, net of accumulated amortisation and impairment	458,862	710,512	48,206	1,710	1,219,290	-
Additions	-	260,323	-	1,200	261,523	-
Disposals	-	-	-	(466)	(466)	-
Net foreign currency movements arising from investments in foreign operations	541	19,385	508	21	20,455	-
Impairment	-	-	(1,221)	-	(1,221)	-
Amortisation	-	(271,938)	-	(1,079)	(273,017)	-
Net carrying amount	459,403	718,282	47,493	1,386	1,226,564	-
At 30 June 2006						
Cost (gross carrying amount)	459,403	1,883,879	47,493	4,937	2,395,712	-
Accumulated amortisation and impairment	-	(1,165,597)	-	(3,551)	(1,169,148)	-
Net carrying amount	459,403	718,282	47,493	1,386	1,226,564	-
Current	-	235,314	-	-	235,314	-
Non-current	459,403	482,968	47,493	1,386	991,250	-
Net carrying amount	459,403	718,282	47,493	1,386	1,226,564	-

[1] Refer Note 22(a)(ix) for details of the security provided by the film library.

[2] Purchased as part of business combinations. As from 1 July 2004, goodwill is no longer amortised but is now subject to annual impairment testing (refer Note 9(a)).

As at 30 June 2006, Austereo Group Limited reflect the value of Radio Licences at cost of $871.5 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently below the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Limited group has continued to record these Radio Licences at original cost of $459.4 million. Both the $871.5 million and $459.4 million amounts referred to above represent 100% of the Radio Licences.

(9) **INTANGIBLE ASSETS AND GOODWILL** Continued

FOR THE YEAR ENDED 30 JUNE 2005	Radio Licences $'000	Film Library [1] $'000	Goodwill [2] $'000	Other $'000	CONSOLIDATED Total $'000	VILLAGE ROADSHOW LIMITED Total $'000
At 1 July 2004						
Cost (gross carrying amount)	459,616	1,427,334	64,266	2,075	1,953,291	-
Accumulated amortisation and impairment	-	(653,409)	-	(139)	(653,548)	-
Net carrying amount	459,616	773,925	64,266	1,936	1,299,743	-
Year ended 30 June 2005						
At 1 July 2005, net of accumulated amortisation and impairment	459,616	773,925	64,266	1,936	1,299,743	-
Additions	-	289,700	-	427	290,127	-
Disposals	-	-	(2,140)	-	(2,140)	-
Assets included in discontinued operation held for sale	-	-	(13,920)	-	(13,920)	-
Net foreign currency movements arising from investments in foreign operations	(754)	(80,537)	-	28	(81,263)	-
Amortisation	-	(272,576)	-	(681)	(273,257)	-
Net carrying amount	458,862	710,512	48,206	1,710	1,219,290	-
At 30 June 2005						
Cost (gross carrying amount)	458,862	1,569,688	48,206	3,812	2,080,568	-
Accumulated amortisation and impairment	-	(859,176)	-	(2,102)	(861,278)	-
Net carrying amount	458,862	710,512	48,206	1,710	1,219,290	-
Current	-	287,368	-	-	287,368	-
Non-current	458,862	423,144	48,206	1,710	931,922	-
Net carrying amount	458,862	710,512	48,206	1,710	1,219,290	-

1 Refer Note 22(a)(ix) for details of the security provided by the film library.

2 Purchased as part of business combinations. As from 1 July 2004, goodwill is no longer amortised but is now subject to annual impairment testing.

(a) **Impairment testing of goodwill and radio licences**

Goodwill and indefinite life intangible assets are tested at least annually for impairment based upon the recoverable amount of the appropriate cash generating units ("CGU's") to which the goodwill has been allocated. Details of the Group's main goodwill and indefinite life intangible assets are provided below.

Goodwill assessed on the basis of value-in-use:

The recoverable amount of part of the Group's goodwill has been determined based on a value-in-use calculation, using cash flow projections covering a five-year period. The key assumptions on which the Company has based cash flow projections when determining value-in-use were that projected future performance was based on past performance and expections for the future, and that no significant events were identified which would cause the Company to conclude that past performance was not an appropriate indicator of future performance. The pre-tax discount rate applied to the cash flow projections was in the range of 13.8% to 15.2% (2005 - 13.8% to 15.2%). Cash flows beyond five years have been extrapolated using a terminal growth rate of 3% (2005 - 3%). The growth rate does not exceed the long-term average growth rate for the business in which the CGU's operate. Goodwill allocated to cash generating units for impairment testing include material groupings and 2006 balances as follows:

- Village Cinemas Australia Pty. Ltd. - $29.8 million (2005: $29.8 million) (re: Australian Theatres Joint Venture cinema circuit)
- Entertainment of the Future Pty. Ltd. - $4.1 million (2005: $4.1 million) (re: Jam Factory and Geelong cinemas)
- Village Roadshow Theatres Pty. Ltd. - $3.9 million (2005: $3.9 million) (re: various Victorian cinemas)

Goodwill assessed on the basis of fair value less costs to sell:

The recoverable amount of goodwill that relates to the Group's investment in its controlled entities in Greece ($7.8 million) has been assessed on the basis of fair value less costs to sell. The amount used for fair value less costs to sell was derived from the most recent independent valuation of the relevant entity's underlying property, being 30 June 2005.

Radio Licences :

Radio licences are classified as indefinite life intangible assets and are therefore subject to annual impairment testing. For the purposes of impairment testing the licences have been allocated to individual cash generating units, the most significant being Australian metropolitan radio (2006: $449.9 million, 2005: $449.9 million).

The recoverable amount of the radio licences has been determined using an independent valuation which is commissioned annually and updated six monthly. The independent valuation employs as its primary valuation methodology, a discounted cash flow ("DCF") analysis of Austereo's future projected cash flows for six years adjusted for a termination value based on current market estimates. Six years has been used as the projection period to ensure consistency with the DCF valuation approach adopted since the listing of Austereo Group Limited in 2001. Key assumptions underpinning the DCF analysis relate to:

- Growth in the radio market ;
- The revenue shares achieved by each CGU in their relevant market and;
- Cost inflation.

The growth in the radio market is determined by reference to the long term historical growth rate and nominal GDP estimates published by leading long term economic forecasters. The growth rate used in the DCF beyond the most recent budgets/forecasts averages 6.0%. Cost inflation is determined by reference to CPI estimates published by leading long term economic forecasters and the Reserve Bank of Australia's CPI target band. Revenue share forecasts for each CGU are determined via reference to actual results achieved and trends identified in relevant statistics made available to the radio industry. The discount rates applied to cash flow projections range from 9.8% to 11.7% (2005: 9.8% to 12.0%). Various secondary valuation techniques were also applied to assess the fair market value of the licences, as a cross reference analysis in confirmation of the DCF valuation.

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
(10) OTHER ASSETS					
Current:					
Film projects, production advances and other work in progress (net)		2,711	185	-	-
Other prepayments		7,020	8,215	433	460
Prepaid royalties (net) and other assets		27,287	10,654	-	-
		37,018	19,054	433	460
Non-current:					
Security deposits		2,777	93,304	-	-
Other prepayments		15,397	-	-	-
Other assets		5,891	4,254	-	-
		24,065	97,558	-	-
(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD					
Non-current:					
Investments in associates - unlisted shares	11 (a)(iv)	92,560	95,063	-	-
Investments - jointly controlled entities/partnerships	11 (b)(iv)	5,011	1,228	-	-
		97,571	96,291	-	-

There were no impairment losses relating to investments accounted for using the equity method in the year ended 30 June 2006 (2005: nil). Refer to Note 23(c) for other expenditure commitments relating to these investments.

(a) Investments in associates

	Notes	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000
(i) Share of associates' balance sheet			
Current assets		164,425	141,558
Non-current assets		181,290	158,073
		345,715	299,631
Current liabilities		(110,138)	(80,237)
Non-current liabilities		(159,857)	(142,283)
		(269,995)	(222,520)
Net assets		75,720	77,111
(ii) Share of associates' revenue and profits (losses)			
Revenue		325,534	307,618
Profit (loss) before income tax		36,926	42,151
Income tax expense		(14,174)	(10,798)
Profit (loss) after income tax		22,752	31,353
Other adjustments		(193)	(470)
Share of associates' profit or loss recognised in Income Statement		22,559	30,883
Cumulative unrecognised share of associate's profit (loss) after income tax due to discontinuation of equity method		(844)	(971)

Contingent liabilities of associates
Share of contingent liabilities incurred jointly with other investors - refer Note 22.

(iii) Summarised contribution by entity:

Entity	EQUITY SHARE OF PROFIT (LOSS) AFTER TAX 2006 $'000	2005 $'000
Ballarat Cinemas Pty. Limited	(5)	(4)
Dartina Developments Limited	4,008	570
Radio Newcastle Pty. Limited	2,100	1,894
Roadshow Distributors Pty. Limited	16,884	17,346
Sea World Property Trust	981	10,969
Warner Village Cinemas SPA	(588)	(223)
Warner Village Exhibition Limited	52	316
Warner Village (Design & Build) Limited	(513)	(6)
Other	(360)	21
	22,559	30,883

(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED

(a) Investments in associates continued

(iv) Equity accounted carrying amount of investments in associates represented by:

NAME	COUNTRY OF INCORP.	PRINCIPAL ACTIVITY	% OWNED	CONSOLIDATED CARRYING VALUES 2006 $'000	2005 $'000
All Asia Radio Technologies Sdn Bhd	Malaysia	Music media	50.00%	71	56
Ballarat Cinemas Pty. Limited	Australia	Cinema owner	50.00%	3,993	3,998
Cinematografica Junin SA [1]	Argentina	Cinema investor	-	-	-
Dartina Development Limited	Singapore	Multiplex investor	50.00%	3,685	-
Five Hundred Chapel Street Pty. Limited	Australia	Nominee company	50.00%	158	158
Perth FM Facilities Pty. Limited [1]	Australia	Radio transmitter	66.70%	459	473
Radio Newcastle Pty. Limited	Australia	Radio broadcaster	50.00%	4,900	4,707
Roadshow Distributors Pty. Limited	Australia	Film distributors	50.00%	58,024	54,121
Sea World Property Trust	Australia	Theme park lessor	50.00%	15,754	24,221
Subiaco Cinemas Unit Trust	Australia	Cinema operator	24.90%	142	191
Sydney FM Facilities Pty. Limited	Australia	Radio transmitter	50.00%	492	492
Village Cinemas SA [1]	Argentina	Cinema operator	-	-	-
Village Sky City Cinemas Limited	New Zealand	Cinema manager	-	-	800
Warner Village (Design & Build) Limited [2]	United Kingdom	Cinema design & building	-	-	14
Warner Village (D&B) Limited	United Kingdom	Cinema design & building	49.99%	-	16
Warner Village Cinemas SPA	Italy	Cinema owner/operator	50.00%	4,746	5,191
Warner Village Exhibition Limited	United Kingdom	Cinema operator	49.99%	44	231
Other equity accounted entities in aggregate	N/A	N/A	N/A	92	394
				92,560	95,063

[1] Although the Group has ownership interests of more than 50% in the issued share capital of Village Cinemas SA (and its subsidiary, Cinematografica Junin SA) and Perth FM Facilities Pty. Limited, it does not control the voting rights as all shareholders are required to agree on significant matters. Consequently, it has been determined with reference to AASB 128: *Accounting for Investments in Associates, that the Group has joint control over these entities as opposed to control.* The equity method of accounting has therefore been applied. In the year ended 30 June 2006, the investment in, and loan to, Village Cinemas SA were disposed of.

[2] Warner Village (Design & Build) Ltd was struck off in November 2005.

(11) INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

(a) Investments in associates continued

(v) *Events Subsequent to Reporting Date:*

No event has occurred after reporting date in relation to any associated entity which could materially affect their financial position or operating performance.

(vi) *The annual balance date of associated entities is 30 June except for the following:*

Sea World Property Trust	31 December
Warner Village Cinemas Company Limited	30 November
Warner Village Cinemas SPA	30 November
Warner Village (D&B) Limited	30 November
Warner Village (Design & Build) Limited	30 November
Warner Village Exhibition Limited	30 November
Warner Village Investments Limited	30 November
Warner Village Trustees Limited	30 November

(b) Interests in jointly controlled entities/partnerships

			CONSOLIDATED	
			2006	2005
		Notes	$'000	$'000
(i)	*Share of jointly controlled entities'/partnerships' balance sheet*			
	Current assets		20,815	11,400
	Non-current assets		3,407	3,548
			24,222	14,948
	Current liabilities		(17,074)	(11,536)
	Non-current liabilities		(1,763)	(1,815)
			(18,837)	(13,351)
	Net assets		5,385	1,597
(ii)	*Share of jointly controlled entities'/partnerships' income and profits (losses)*			
	Income		73,091	68,806
	Expenses		(68,883)	(64,729)
	Profit (loss) before income tax		4,208	4,077
	Income tax expense		(1,262)	(1,120)
	Share of partnerships' profit or loss recognised in Income Statement		2,946	2,957

Contingent liabilities of jointly controlled entities/partnerships

Share of contingent liabilities incurred jointly with other investors - refer Note 22.

(iii) *Summarised contribution to profit (loss) by entity:*

	EQUITY SHARE OF PROFIT (LOSS) AFTER TAX	
	2006	2005
Entity	$'000	$'000
Albury Regent Cinemas Partnership	213	151
Sea World Aviation Partnership	(2)	19
Sea World Enterprises Partnership [1]	-	(30)
Tasmanian Cinemas Partnership	117	216
Warner Village Exhibition Management Partnership	-	(7)
Warner Village Cinema Management Partnership [1]	-	-
Warner Village Theme Parks Partnership	2,618	2,608
	2,946	2,957

(iv) *Equity accounted carrying amount of investments in jointly controlled entities/partnerships' represented by:*

				CONSOLIDATED CARRYING VALUES	
	COUNTRY OF	PRINCIPAL	%	2006	2005
NAME	INCORPORATION	ACTIVITY	OWNED	$'000	$'000
Albury Regent Cinemas Partnership	Australia	Cinema operator	50.00%	156	277
Sea World Aviation Partnership	Australia	Helicopter ride operator	50.00%	647	650
Tasmanian Cinemas Partnership	Australia	Cinema operator	50.00%	804	636
Warner Village Cinema Management Partnership [1]	United Kingdom	Non-operating	-	-	-
Warner Village Exhibition Management Partnership	United Kingdom	Non-operating	50.00%	-	-
Warner Village Investments Limited	United Kingdom	Investor in cinema operator	49.99%	-	-
Warner Village Theme Parks Partnership	Australia	Theme park operator	50.00%	3,404	(335)
				5,011	1,228

[1] The Warner Village Cinema Management Partnership and Sea World Enterprises Partnership were terminated in the year ended 30 June 2005.

(v) *Events Subsequent to Reporting Date:*

No event has occurred after reporting date in relation to any joint venture entity/partnership which could materially affect their financial position or operating performance.

(vi) *The annual balance date of jointly controlled entities/partnership interests is 30 June except for the following:*

Sea World Aviation Partnership	30 November
Warner Village Exhibition Management Partnership	30 November
Warner Village Investments Limited	30 November
Warner Village Theme Parks Partnership	30 November

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
(12) AVAILABLE-FOR-SALE INVESTMENTS				
Non-current:				
Investments at fair value:				
Shares in Unlisted entities	4,341	4,340	-	-
Shares in Listed entities	20,480	2,000	16	16
	24,821	6,340	16	16

Available-for-sale investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.

The fair value of the unlisted available-for-sale investments has been estimated using valuation techniques based on assumptions that are not supported by observable market prices or rates. Management believes the estimated fair values resulting from the valuation techniques and recorded in the balance sheet and the related changes in fair values recorded in equity are reasonable and the most appropriate at the balance sheet date.

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
(13) OTHER FINANCIAL ASSETS				
Non-current:				
Shares in Associated entities	-	-	95,204	95,204
Shares in controlled entities at cost	-	-	1,339,857	1,087,696
Provision for impairment - shares in controlled entities	-	-	(597,189)	(356,432)
Shares in controlled entities	-	-	742,668	731,264
	-	-	837,872	826,468

(a) Investments in controlled entities:

NAME	COUNTRY OF INCORPORATION	% OWNED 2006	% OWNED 2005	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2005 $'000
2 Day FM Australia Pty. Limited	Australia	100.00%	100.00%	-	-
AEO Co Pty. Limited	Australia	66.74%	64.42%	-	-
Allehondro Pty. Limited	Australia	100.00%	100.00%	-	-
Animus No. 2 Pty. Limited	Australia	100.00%	100.00%	-	-
Ants at Work AE	Greece	100.00%	100.00%	-	-
Aqua Del Rey International Pty. Limited	Australia	100.00%	100.00%	1	1
Aras Park Pty. Limited	Australia	100.00%	100.00%	-	-
Austereo Broadcast Data Pty. Limited	Australia	66.74%	64.42%	-	-
Austereo Capital FM Pty. Limited	Australia	66.74%	64.42%	-	-
Austereo Direct Marketing Pty. Limited	Australia	66.74%	64.42%	-	-
Austereo Entertainment Pty. Limited	Australia	66.74%	64.42%	-	-
Austereo ESP Finance Pty. Limited	Australia	66.74%	64.42%	-	-
Austereo Group Limited (Listed) [1]	Australia	66.74%	64.42%	430,772	433,945
Austereo International Pty. Limited	Australia	66.74%	64.42%	-	-
Austereo Investments Pty. Limited	Australia	66.74%	64.42%	-	-
A-Live Worldwide Pty. Limited	Australia	66.74%	64.42%	-	-
Austereo Mall Advertising Pty. Limited	Australia	66.74%	64.42%	-	-
Austereo Pty. Limited	Australia	66.74%	64.42%	-	-
Austereo Television Productions Pty. Limited	Australia	66.74%	64.42%	-	-
B105 FM Pty. Limited	Australia	100.00%	100.00%	-	-
Baltimore House Pty. Limited	Australia	100.00%	100.00%	-	-
Belfast Odyssey Cinemas Limited	United Kingdom	100.00%	100.00%	-	-
Blouseman Productions Inc.	United States	-	100.00%	-	-
Broadcast FM Pty. Limited	Australia	66.74%	64.42%	-	-
Cinema Investments Italia SPA	Italy	100.00%	100.00%	-	-
Cinemax SA	Greece	100.00%	100.00%	-	-
Colorado Bay Pty. Limited	Australia	100.00%	100.00%	-	-
Consolidated Broadcasting System (WA) Pty. Limited	Australia	66.74%	64.42%	-	-
Daydream Finance Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Daydream Finance Pty. Limited	Australia	100.00%	100.00%	-	-
Daydream Investments Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Daydream Operations Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
DEG Holdings Pty. Limited	Australia	100.00%	100.00%	70	70
DIIR Pty. Limited	Australia	100.00%	100.00%	-	-
Emperion Pty. Limited	Australia	100.00%	100.00%	-	-
Entertainment of The Future Pty. Limited	Australia	100.00%	100.00%	-	-
Entertainment Research Pty. Limited	Australia	66.74%	64.42%	-	-
Feature Productions Pty. Limited	Australia	100.00%	100.00%	-	-
			c/fwd	430,843	434,016

(13) OTHER FINANCIAL ASSETS CONTINUED

(a) Investments in controlled entities: continued

NAME	COUNTRY OF INCORPORATION	% OWNED 2006	% OWNED 2005	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2005 $'000
			b/fwd	430,843	434,016
Film Services (Australia) Pty. Limited	Australia	100.00%	100.00%	-	-
FM 104 Pty. Limited	Australia	100.00%	100.00%	-	-
FM Broadcasting Pty. Limited	Australia	100.00%	100.00%	-	-
FM Media (ACT) Pty. Limited	Australia	100.00%	100.00%	-	-
FM Media Finance Pty. Limited	Australia	-	100.00%	-	-
FM Media Overseas Pty. Limited	Australia	100.00%	100.00%	-	-
FM Operations Pty. Limited	Australia	100.00%	100.00%	-	-
Fortress Films Pty. Limited	Australia	100.00%	100.00%	-	-
Fortress Films II Pty. Limited	Australia	100.00%	100.00%	-	-
Fox FM Pty. Limited	Australia	100.00%	100.00%	-	-
Grand Prix FM Pty. Limited	Australia	100.00%	100.00%	-	-
Hale Equipment Leasing Limited	Cyprus	100.00%	100.00%	-	-
Intencity Pty. Limited	Australia	100.00%	100.00%	-	-
International Equipment Supplying Limited	Hungary	100.00%	100.00%	-	-
International Theatre Equipment Leasing Pty. Limited	Australia	100.00%	100.00%	-	-
Intertasman Entertainments Limited	New Zealand	100.00%	100.00%	-	-
Jantar PLC SA	BVI	100.00%	100.00%	-	-
Jaran Bay Pty. Limited	Australia	100.00%	100.00%	-	-
Jimbolla Pty. Limited	Australia	100.00%	100.00%	-	-
Madison Hall Pty. Limited	Australia	100.00%	100.00%	-	-
Maiden NZ Productions Limited	New Zealand	-	99.00%	-	-
Marketing Austereo Village Integrated Solutions Pty. Limited	Australia	66.74%	64.42%	-	-
Medborne Proprietary Limited	Australia	100.00%	100.00%	-	-
Melbourne FM Radio Pty. Limited	Australia	100.00%	100.00%	-	-
Mount Gambier Broadcasters Pty. Limited	Australia	-	100.00%	-	-
Multiplex Cinemas Munchen GMBH	Germany	100.00%	100.00%	-	-
MX Promotions Pty. Limited	Australia	100.00%	100.00%	-	-
MX Services Pty. Limited	Australia	100.00%	100.00%	-	-
New Broadcasting Pty. Limited	Australia	100.00%	100.00%	-	-
Nu-Pay View Entertainment Pty. Limited	BVI	100.00%	100.00%	-	-
NW Productions Inc.	United States	100.00%	100.00%	-	-
Pacific Drive Productions Pty. Limited	Australia	100.00%	100.00%	-	-
Paradise Beach Productions Pty. Limited	Australia	100.00%	100.00%	-	-
Paradise Road Films Pty. Limited	Australia	-	100.00%	-	-
Perth FM Radio Pty. Limited	Australia	66.74%	64.42%	-	-
Pietman Pty. Limited	Australia	100.00%	100.00%	-	-
PLB Entertainment Inc.	United States	-	100.00%	-	-
Radio & Research Pty. Limited	Australia	66.74%	64.42%	-	-
Reidhaven Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Roadshow, Coote & Carroll Pty. Limited	Australia	-	100.00%	-	684
Sincled Investments Pty. Limited	Australia	100.00%	100.00%	-	-
TAJ Walker Pty. Limited	BVI	100.00%	100.00%	-	-
Tarzan Films Pty. Limited	Australia	100.00%	100.00%	-	-
The Triple-M Broadcasting Company Pty. Limited	Australia	100.00%	100.00%	-	-
Today FM Brisbane Pty. Limited	Australia	66.74%	64.42%	-	-
Today FM Sydney Pty. Limited	Australia	66.74%	64.42%	-	-
Today Radio Network Pty. Limited	Australia	66.74%	64.42%	-	-
			c/fwd	430,843	434,700

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2006

(13) OTHER FINANCIAL ASSETS CONTINUED
(a) Investments in controlled entities: continued

NAME	COUNTRY OF INCORPORATION	% OWNED 2006	% OWNED 2005	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2005 $'000
			b/fwd	430,843	434,700
Triple M Adelaide Pty. Limited	Australia	66.74%	64.42%	-	-
Triple M Brisbane Pty. Limited	Australia	66.74%	64.42%	-	-
Triple M Melbourne Pty. Limited	Australia	66.74%	64.42%	-	-
Triple M Network Pty. Limited	Australia	66.74%	64.42%	-	-
Triple M Sydney Pty. Limited	Australia	66.74%	64.42%	-	-
Triple M Radio Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
VEESS Pty. Limited	Australia	100.00%	100.00%	-	-
Village 88 FM SA	Greece	66.74%	64.42%	-	-
Village Cinemas Australia Pty. Limited	Australia	100.00%	100.00%	33,062	33,062
Village Cinemas Czech Republic SRO	Czech Republic	100.00%	100.00%	-	-
Village Cinemas GmbH	Austria	100.00%	100.00%	-	-
Village Cinemas International Pty. Limited	Australia	100.00%	100.00%	225,000	225,000
Village Cinemas (NZ) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Leisure Company Pty. Limited	Australia	100.00%	100.00%	-	-
Village Online Investments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow (D & B) Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow (Fiji) Limited	Fiji	100.00%	100.00%	-	-
Village Roadshow (Hong Kong) Limited	Hong Kong	100.00%	100.00%	-	-
Village Roadshow (Hungary) Distribution KFT	Hungary	100.00%	100.00%	-	-
Village Roadshow (Singapore) Pte. Limited	Singapore	100.00%	100.00%	-	-
Village Roadshow (Thailand) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Australian Films Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Car Park Management Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Cinemas UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Coburg Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Custodians Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Developments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Distribution (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Distribution (M) Sdn Bhd	Malaysia	100.00%	100.00%	-	-
Village Roadshow Distribution Netherlands BV	Netherlands	100.00%	100.00%	-	-
Village Roadshow Distribution Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Distribution UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Distribution USA Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Dynasty Productions Pty. Limited	Australia	-	99.00%	-	-
Village Roadshow Equipment Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Exhibition Beteiligungs GmbH	Germany	100.00%	100.00%	-	-
Village Roadshow Exhibition (BVI) Limited	BVI	-	100.00%	-	-
Village Roadshow Exhibition GmbH & Co. KG Partnership	Germany	100.00%	100.00%	-	-
Village Roadshow Exhibition Properties Limited	Guernsey	100.00%	100.00%	-	-
Village Roadshow Exhibition Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Exhibition UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Film Administration Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Administration Management Pty Ltd	Australia	100.00%	100.00%	-	-
Village Roadshow Film Distributor Pty. Limited	Australia	-	100.00%	-	-
Village Roadshow Film Distributors SA	Greece	100.00%	100.00%	-	-
Village Roadshow Film Finance Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Operator Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Services Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Film Treasury Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Films BVI Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Films (UK) Limited	United Kingdom	-	100.00%	-	-
Village Roadshow Finance Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Finance & Investments Pty. Limited	Australia	100.00%	100.00%	12,499	12,499
Village Roadshow FM Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Germany GmbH	Germany	100.00%	100.00%	-	-
Village Roadshow GJ Productions Pty. Limited	Australia	99.00%	99.00%	-	-
Village Roadshow Greece SA	Greece	100.00%	100.00%	-	-
			c/fwd	701,404	705,261

(13) OTHER FINANCIAL ASSETS CONTINUED

(a) Investments in controlled entities: continued

NAME	COUNTRY OF INCORPORATION	% OWNED 2006	% OWNED 2005	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2005 $'000
			b/fwd	701,404	705,261
Village Roadshow Grundstucksentwicklungs GmbH	Germany	100.00%	100.00%	-	-
Village Roadshow Holdings Britain Limited	United Kingdom	-	100.00%	-	-
Village Roadshow Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Holdings USA Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Hungary RT	Hungary	100.00%	100.00%	-	-
Village Roadshow Intencity Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow International BV	Netherlands	100.00%	100.00%	-	-
Village Roadshow Investments UK Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Investments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow IP Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Italy Holdings SRL	Italy	100.00%	100.00%	-	-
Village Roadshow J2 Productions Pty Limited	Australia	99.00%	99.00%	-	-
Village Roadshow Jam Factory Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow KP Productions Limited	New Zealand	-	100.00%	-	-
Village Roadshow Leisure Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Licensing & Finance Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Lily Productions Pty. Limited	Australia	-	99.00%	-	-
Village Roadshow Luxembourg SA	Luxembourg	100.00%	100.00%	-	-
Village Roadshow Manakau Cinemas Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Mauritius Limited	Mauritius	100.00%	100.00%	-	-
Village Roadshow Motion Pictures (BVI) Limited	BVI	-	100.00%	-	-
Village Roadshow Motion Pictures Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow New Distribution USA Inc.	United States	100.00%	100.00%	-	-
Village Roadshow New Productions (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow NW Productions Pty. Limited	Australia	-	99.00%	-	-
Village Roadshow Operations (BVI) Limited	BVI	-	100.00%	-	-
Village Roadshow Operations Greece SA	Greece	100.00%	100.00%	-	-
Village Roadshow Pictures (Australia) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures (BVI) Limited	BVI	100.00%	100.00%	-	-
Village Roadshow Pictures (U.S.A.) Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Pictures Entertainment Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Pictures International Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures Television Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Pictures Worldwide Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow PP Productions Pty. Limited	Australia	99.00%	99.00%	-	-
Village Roadshow Production Services Pty. Limited	Australia	99.00%	99.00%	-	-
Village Roadshow Productions (BVI) Ltd.	BVI	100.00%	100.00%	-	-
Village Roadshow Productions Hellas SA	Greece	100.00%	100.00%	-	-
Village Roadshow Productions Inc.	United States	100.00%	100.00%	-	-
Village Roadshow Production Management Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Properties Limited	Guernsey	100.00%	100.00%	-	-
Village Roadshow Property Development Pty. Limited	Australia	100.00%	100.00%	1	1
Village Roadshow Property Finance Pty. Limited	Australia	100.00%	100.00%	2	2
Village Roadshow Resorts Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Retail Stores Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow SW Productions Pty. Limited	Australia	99.00%	99.00%	-	-
Village Roadshow Theatres Europe Limited	United Kingdom	100.00%	100.00%	-	-
Village Roadshow Theatres Guernsey Limited	Guernsey	100.00%	100.00%	-	-
Village Roadshow Theatres Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Ticketing Pty. Limited	Australia	100.00%	100.00%	-	-
Village Roadshow Treasury Pty. Limited [2]	Australia	100.00%	100.00%	41,261	26,000
Village Roadshow UK Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
Village Sea World Aviation Pty. Limited	Australia	100.00%	100.00%	-	-
Village Sea World Investments Pty. Limited	Australia	100.00%	100.00%	-	-
Village Sea World Operations Pty. Limited	Australia	100.00%	100.00%	-	-
Village Theatres 3 Limited	United Kingdom	100.00%	100.00%	-	-
Village Theatres (Brisbane) Pty. Limited	Australia	100.00%	100.00%	-	-
Village Theatres (Paddington) Pty. Limited	Australia	100.00%	100.00%	-	-
			c/fwd.	742,668	731,264

(13) OTHER FINANCIAL ASSETS CONTINUED

(a) Investments in controlled entities: continued

NAME	COUNTRY OF INCORPORATION	% OWNED 2006	% OWNED 2005	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2005 $'000
			b/fwd	742,668	731,264
Village Theatres Morwell Pty. Limited	Australia	75.00%	75.00%	-	-
Village Theatres UK 3 Limited	United Kingdom	100.00%	100.00%	-	-
Village Themepark Management Pty. Limited	Australia	100.00%	100.00%	-	-
Village Twin Cinemas (Morwell) Pty. Limited	Australia	100.00%	100.00%	-	-
VRB Pty. Limited	Australia	66.74%	64.42%	-	-
VR DTE Distribution USA Inc	United States	100.00%	100.00%	-	-
VR DTE Productions Limited	BVI	100.00%	100.00%	-	-
VR International Pictures Pty. Limited	Australia	100.00%	100.00%	-	-
VREW Distribution USA Inc	United States	100.00%	100.00%	-	-
VREW Productions (BVI) Limited	BVI	100.00%	100.00%	-	-
VRFP Pty. Limited	Australia	100.00%	100.00%	-	-
VRL Aluminium Pty. Limited	Australia	100.00%	100.00%	-	-
VRP Film Entertainment Inc.	United States	-	100.00%	-	-
VRP International Distribution Pty. Limited	Australia	-	100.00%	-	-
VRPPL Pty. Limited	Australia	100.00%	100.00%	-	-
VRP Treasury BVI Ltd	BVI	-	100.00%	-	-
VRPTV Financing Inc.	United States	-	100.00%	-	-
VRS Holdings Pty. Limited	Australia	100.00%	100.00%	-	-
VR Zoo Distribution USA Inc	United States	100.00%	100.00%	-	-
VR Zoo Productions Limited	BVI	100.00%	100.00%	-	-
Worldwide Films Pty. Limited	Australia	100.00%	100.00%	-	-
				742,668	731,264

[1] The investment in Austereo Group Limited was increased by $2.8 million in the year ended 30 June 2006, and investment impairment provisions (reversals) of $6.0 million and ($69.2) million were taken up in the years ended 30 June 2006 and 30 June 2005 respectively.

[2] The investment in Village Roadshow Treasury Pty. Ltd. was increased by $250.0 million and $350.0 million in the years ended 30 June 2006 and 30 June 2005 respectively, and investment impairment provisions of $234.7 million and $324.0 million were taken up in the years ended 30 June 2006 and 30 June 2005 respectively.

Foreign controlled entities carry out their business activities in the country of incorporation. Material overseas entities are audited by Ernst & Young International affiliates.

(b) Investments in associated entities held by Parent Entity:

NAME	COUNTRY OF INCORPORATION	PRINCIPAL ACTIVITY	% OWNED	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2006 $'000	VILLAGE ROADSHOW LIMITED CARRYING VALUES 2005 $'000
Roadshow Distributors Pty. Limited	Australia	Film distributors	50.00%	95,000	95,000
Other		N/A	N/A	204	204
				95,204	95,204

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
		2006	2005	2006	2005
		$'000	$'000	$'000	$'000
(14)	**PROPERTY, PLANT & EQUIPMENT**				
	Land:				
	At cost	20,533	20,239	-	-
	Buildings & improvements:				
	At cost (completed)	44,363	43,582	-	-
	Less depreciation and impairment	(14,269)	(15,913)	-	-
		30,094	27,669	-	-
	Capital work in progress	19,811	11,099	630	1,200
	Leasehold improvements:				
	At cost	158,795	116,466	1,618	1,246
	Less amortisation and impairment	(57,847)	(51,416)	(210)	(133)
		100,948	65,050	1,408	1,113
	Equipment & vehicles (owned):				
	At cost	260,622	234,036	13,243	11,181
	Less depreciation and impairment	(170,424)	(164,183)	(7,556)	(6,004)
		90,198	69,853	5,687	5,177
	Equipment & vehicles (leased):				
	At cost	16,240	21,382	5,117	5,367
	Less amortisation and impairment	(12,251)	(13,650)	(3,242)	(2,811)
		3,989	7,732	1,875	2,556
		265,573	201,642	9,600	10,046
(a)	**Reconciliations**				
	Land:				
	Carrying amount at beginning	20,239	20,634	-	-
	Net foreign currency movements arising from investments in foreign operations	294	(395)	-	-
	Carrying amount at end	20,533	20,239	-	-
	Buildings & improvements:				
	Carrying amount at beginning	27,669	26,369	-	-
	Additions/transfers	2,704	4,718	-	-
	Net foreign currency movements arising from investments in foreign operations	881	(392)	-	-
	Disposals/Transfers	23	(1,957)	-	-
	Depreciation expense	(1,183)	(1,069)	-	-
	Carrying amount at end	30,094	27,669	-	-
	Capital work in progress:				
	Carrying amount at beginning	11,099	13,778	1,200	2,483
	Additions/transfers	11,959	23,565	2,176	1,294
	Net foreign currency movements arising from investments in foreign operations	-	(134)	-	-
	Disposals/Transfers	(1,428)	(24,499)	(2,049)	(1,508)
	Depreciation expense	(1,446)	(1,611)	(697)	(1,069)
	Impairment	(373)	-	-	-
	Carrying amount at end	19,811	11,099	630	1,200
	Leasehold improvements:				
	Carrying amount at beginning	65,050	65,405	1,113	1,064
	Additions/Transfers	41,435	9,546	372	107
	Net foreign currency movements arising from investments in foreign operations	1,307	(2,449)	-	-
	Disposals/Transfers	1,164	(1,481)	-	-
	Amortisation expense	(7,591)	(5,971)	(77)	(58)
	Impairment	(417)	-	-	-
	Carrying amount at end	100,948	65,050	1,408	1,113
	Equipment & vehicles (owned):				
	Carrying amount at beginning	69,853	78,131	5,177	4,297
	Additions/Transfers	41,854	21,557	2,103	2,386
	Net foreign currency movements arising from investments in foreign operations	1,368	(169)	-	-
	Disposals/Transfers	(1,075)	(7,681)	(19)	(144)
	Depreciation expense	(21,796)	(21,946)	(1,574)	(1,362)
	Impairment	(6)	(39)	-	-
	Carrying amount at end	90,198	69,853	5,687	5,177
	Equipment & vehicles (leased):				
	Carrying amount at beginning	7,732	10,187	2,556	2,658
	Additions	243	1,615	179	950
	Net foreign currency movements arising from investments in foreign operations	139	(263)	-	-
	Disposals/Transfers	(1,354)	(837)	(199)	(152)
	Amortisation expense	(2,176)	(2,970)	(661)	(900)
	Impairment	(595)	-	-	-
	Carrying amount at end	3,989	7,732	1,875	2,556

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
(15) TRADE AND OTHER PAYABLES				
Current:				
Trade and sundry payables	166,827	189,729	2,924	2,609
Owing to -				
Associated entities	179	676	-	-
Other	3,013	1,492	729	739
	170,019	191,897	3,653	3,348
Non-current:				
Owing to -				
Associated entities	37,214	29,798	22,599	11,761
Other	17,091	4,599	-	-
	54,305	34,397	22,599	11,761
For terms and conditions refer to Note 32(b)(ii).				
(16) INTEREST BEARING LOANS AND BORROWINGS				
Current:				
Secured borrowings	257,132	295,659	-	-
Unsecured borrowings	36,797	-	-	-
Finance lease liabilities (refer Note 23(a))	2,882	3,891	1,025	1,676
	296,811	299,550	1,025	1,676
Non-current:				
Secured borrowings	579,767	711,855	-	-
Unsecured borrowings	340,767	47,708	-	-
Finance lease liabilities (refer Note 23(a))	1,493	3,919	220	1,065
	922,027	763,482	220	1,065
Convertible notes	26,430	14,102	26,430	14,102

Terms and conditions relating to the above financial instruments:
The parent entity has a $200,000,000 (2005: $100,000,000) long term finance facility. These borrowings are secured by a specific share mortgage against the parent entity's shareholding in Austereo Group Limited and by guarantees from various wholly-owned subsidiaries.

Other secured borrowings are separately secured by a fixed and floating charge over the economic entity's share of the assets of the Australian Theatres Joint Venture. There are also pledges (or similar) over certain assets in Greece, in relation to the secured borrowings of the economic entity's subsidiaries in Greece. The security for these borrowings is limited to the assets and undertakings of each particular operation or groups of operations. The lease liabilities are secured by a charge over the leased assets.

Village Roadshow Pictures International Pty Ltd had a US$20,000,000 long term finance facility as at 30 June 2005. These borrowings were secured by a floating charge over the parent entity assets, subordinated to ANZ. These borrowings were repaid subsequent to 30 June 2005.

Refer Note 22(a)(ix) for details of the security relating to the Film Production financing facility.

Refer Note 32(b)(ii) for additional information concerning finance lease terms and conditions.

(16) INTEREST BEARING LOANS AND BORROWINGS CONTINUED

On 30 April 1998 the Company issued 2,400,000 convertible debt securities of US$50.00 each which in the 30 June 2005 accounts were disclosed partly as liabilities and partly as equity. In the 30 June 2006 accounts, as a result of the adoption of AASB 132 & 139 effective from 1 July 2005, the total amount has been shown as liabilities. These Perpetual Redeemable Income Debt Exchangeable for Stock^{SM} ("PRIDES^{SM}") are unsecured, subordinated perpetual debt securities, convertible at the option of the holders into A Class preference shares within 10 years of issue or, at the option of the Company, may be paid out in cash at the then prevailing closing price of the A Class preference shares. At any time after 30 April 2008 the PRIDES may be redeemed, in whole or in part, at the option of the Company upon payment of the principal and accrued unpaid interest. Subject to certain adjustments, the A Class preference shares will be issuable at $3.60 per share.

At the commencement of the year, 413,300 PRIDES remained issued by the Company. During the years ended 30 June 2006 and 30 June 2005, no PRIDES were redeemed.

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
(17) PROVISIONS				
Current:				
Employee benefits	20,461	16,768	5,699	5,808
Other	8,088	5,925	-	-
	28,549	22,693	5,699	5,808
Non-current:				
Employee benefits	2,944	3,450	676	188
Make good provision	2,813	3,024	-	-
Other	158	-	-	-
	5,915	6,474	676	188
Employee benefit liabilities				
Provision for employee benefits				
Current	20,461	16,768	5,699	5,808
Non-current	2,944	3,450	676	188
Aggregate employee benefit liability	23,405	20,218	6,375	5,996
(a) Reconciliations				
Make good provision:				
Carrying amount at the beginning of the financial year	3,024	3,035	-	-
Amounts utilised during the year	(370)	-	-	-
Net foreign currency movements arising from investments in foreign operations	106	(67)	-	-
Discount rate adjustment	53	56	-	-
Carrying amount at the end of the financial year	2,813	3,024	-	-
Other provisions:				
Carrying amount at the beginning of the financial year	5,925	17,497	-	-
Additional provision	1,995	918	-	-
Amounts utilised during the year	(32)	(11,047)	-	-
Net foreign currency movements arising from investments in foreign operations	358	(1,443)	-	-
Carrying amount at the end of the financial year	8,246	5,925	-	-

Make good provision

In accordance with certain lease agreements, the Group must restore leased premises to the original condition on expiration of the relevant lease. Provisions are raised in respect of such 'make good' clauses to cover the Group's obligation to remove leasehold improvements from leased premises.

Because of the long term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a discount rate based on estimated CPI.

Other provisions

Other provisions include amounts relating to restructuring, legal issues, and various other matters.

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
(18) OTHER LIABILITIES				
Current:				
Unearned revenue	727	1,538	-	-
Other liabilities	971	198	-	-
	1,698	1,736	-	-
Non-current:				
Unearned revenue	373	217	-	-
Other liabilities	5,840	660	347	525
	6,213	877	347	525

(19) **CONTRIBUTED EQUITY**

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
Issued & fully paid up capital:				
Ordinary shares	115,905	159,459	115,905	159,459
A Class preference shares	453,605	452,016	453,605	452,016
Employee share loans deducted from equity [1]	(16,708)	(13,246)	(16,708)	(13,246)
	552,802	598,229	552,802	598,229
Convertible notes	-	14,866	-	14,866
[1] Employee Share Loans deducted from equity				
Secured advances - executive loans [a] (refer also Note 26)	18,446	15,174	18,446	15,174
Provision for non recovery [b]	(1,738)	(1,928)	(1,738)	(1,928)
	16,708	13,246	16,708	13,246

(a) Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

(b) Provision for non-recovery against secured advances - executive loans, relates to the non-declaration of dividends by Village Roadshow Limited, which impacts the recovery of accrued interest.

Effective 1 July 1998, the Corporations legislation in place abolished the concepts of authorised capital and par value shares. Accordingly, the Company does not have authorised capital nor par value in respect of its issued shares.

During the 2006 and 2005 years, movements in fully paid shares on issue were as follows:

		CONSIDERATION 2006 $'000	CONSIDERATION 2005 $'000	NO. OF SHARES 2006 Thousands	NO. OF SHARES 2005 Thousands
(a)	**Ordinary shares -**				
	Beginning of the financial year	159,459	121,058	168,413	234,419
	Share buybacks -				
	July 2004 at $1.84 to $1.95	-	(24,430)	-	(12,519)
	August 2004 at $1.89 to $2.00	-	(20,877)	-	(10,487)
	November 2004 at $2.18 to $2.20	-	(90,718)	-	(41,151)
	December 2004 at $2.20	-	(4,075)	-	(1,849)
	October 2005 at $2.63	(736)	-	(280)	-
	October 2005 at $4.13	(67)	-	(16)	-
	December 2005 at $2.68 to $2.75 (on-market)	(45,421)	-	(16,500)	-
	Share plan issue -				
	December 2005 at $2.67	2,670	-	1,000	-
	Other - ex-share premium account	-	178,501	-	-
	End of the financial year	115,905	159,459	152,617	168,413
(b)	**A Class preference shares -**				
	Beginning of the financial year	452,016	39,768	108,689	110,129
	Share plan issue -				
	March 2005 at $1.92	-	288	-	150
	December 2005 at $2.29	2,290	-	1,000	-
	April 2006 at $1.40	747	-	533	-
	Share buybacks -				
	April 2005 at $1.58 to $3.22	-	(3,685)	-	(1,590)
	October 2005 at $3.22	(81)	-	(25)	-
	May 2006 at $1.59 to $3.22	(1,367)	-	(588)	-
	Other - ex-share premium account	-	416,024	-	-
	Other movements	-	(379)	-	-
	End of the financial year	453,605	452,016	109,609	108,689

Share issue:
During the year, the Company issued 1,000,000 ordinary shares at $2.67 per share and 1,000,000 A Class preference Shares at $2.29 per share to Mr. P.E. Foo, in accordance with the Share Subscription & Loan Deed as approved at the 2005 annual general meeting. In addition, a further 533,333 preference shares were issued at $1.40 per share. These issues relate to "in substance option" grants made during the year - refer Note 26.

Share buyback:
During the year, the Company bought back on market and cancelled 16,500,000 ordinary shares (being approximately 10% of the class on issue) at prices ranging from $2.68 to $2.75 per share.

Issued Options:
In accordance with a special resolution of the Company's shareholders on 15 May 2001, 6 million options over ordinary shares were allotted to Mr. Graham W. Burke, the Managing Director. 2 million options are exercisable at an exercise price of $3.00 not earlier than 15 May 2004; 2 million options are exercisable at an exercise price of $4.00 not earlier than 15 May 2005; and 2 million options are exercisable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exercisable no later than 30 November 2007 or 2 years following cessation of Mr. Burke's employment with the Company, whichever is the earlier. The names of all persons who currently hold options are entered in the register kept by the Company, which may be inspected free of charge.

The Company has also issued various "in substance options" - refer Note 26.

(19) CONTRIBUTED EQUITY Continued

As at 30 June 2006, the details of outstanding options over ordinary shares were as follows:

Number of options	Expiry date	Exercise price per option
2,000,000	30 November 2007	$3.00
2,000,000	30 November 2007	$4.00
2,000,000	30 November 2007	$5.00

Terms and conditions of contributed equity

Preference shares

Preference shares have the right to receive dividends declared to a minimum of 10.175 cents per share or 3 cents above the ordinary dividend, whichever is higher. Preference share dividends have priority over ordinary dividends. In the event of winding up the Company, preference shares rank in priority to all other classes of shares and in addition, holders of such shares have the right to participate in the distribution of any surplus assets of the Company equally with each fully paid ordinary share in the capital of the Company.

Preference shares entitle their holder to the following voting rights:

- On a show of hands - one vote for every member present in person or by proxy
- On a poll - one vote for every share held

A preference share shall confer no right to vote at any general meeting except in one or more of the following circumstances:

(a) on a proposal that affects rights attaching to the preference share;

(b) during a period which any dividend payable on the preference share is more than 6 months in arrears;

(c) on a proposal to reduce the share capital of the Company;

(d) on a proposal to wind up the Company;

(e) on a proposal for the sale of the Company's undertaking.

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, holders of such shares have the right to participate in the distribution of any surplus assets of the Company equally with each fully paid preference share in the capital of the Company.

Ordinary shares entitle their holder to the following voting rights:

- On a show of hands - one vote for every member present in person or by proxy
- On a poll - one vote for every share held

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
(20) RESERVES AND RETAINED EARNINGS				
Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries and on equity accounting of associates.				
Balance at beginning of year	(16,606)	-	-	-
Amount relating to translation of accounts & net investments	12,082	(14,555)	-	-
Transfer to Retained profits	-	(86)	-	-
Post acquisition share of associates	(2,131)	(1,965)	-	-
Balance at end of year	(6,655)	(16,606)	-	-
Cash flow hedge reserve This reserve records the portion of the gain or loss on hedging instruments that are classified as cash flow hedges, and which are determined to be effective hedges.				
Balance at beginning of year	-	-	-	-
Transitional adjustments resulting from initial adoption of AASB 132 & 139	(21,940)			
Unrealised gains on effective hedging instruments during the year	53,142	-	-	-
Balance at end of year	31,202	-	-	-
Employee equity benefits reserve This reserve is used to record the value of equity benefits provided to directors and executives as part of their remuneration. Refer to note 26 for further details of these plans				
Balance at beginning of year	-	-	-	-
Other movements	1,528	-	618	-
Balance at end of year	1,528	-	618	-
General reserve: A number of overseas controlled entities are required by local regulations to allocate 5% of current year profits into a general reserve, up to certain maximum limits.				
Balance at beginning of year	284	358	-	-
Other movements	(21)	(74)	-	-
Balance at end of year	263	284	-	-
Capital profits reserve: The capital profits reserve is used to accumulate realised capital profits arising from investments accounted for using the equity method.				
Balance at beginning of year	8	81	-	-
Post acquisition share of associates	-	(73)	-	-
Balance at end of year	8	8	-	-
Available for sale investments revaluation reserve This reserve is used to record movements in fair value and exchange differences on translation of investments classified as available for sale financial assets.				
Balance at beginning of year	-	-	-	-
Other movements	252	-	-	-
Balance at end of year	252	-	-	-
Controlled entity share sale & buy-back reserve The controlled entity share sale & buy-back reserve is used to take up dilution gains and losses on shares in controlled entities sold to minority interests, as well as the differences in shares bought back by controlled entities in excess of the calculated minority interest share of those buybacks.				
Balance at beginning of year	166,384	183,351	-	-
Transfer to Retained profits	1,331	(2,393)	-	-
Movements from buy-backs during the year	(6,742)	(14,574)	-	-
Balance at end of year	160,973	166,384	-	-
Total reserves	187,571	150,070	618	-
Retained earnings:				
Balance at the beginning of year	(191,136)	(242,926)	707,736	900,325
Net profit (loss) attributable to members of Village Roadshow Limited	(35,109)	49,321	172,801	(192,589)
Transitional adjustments resulting from initial adoption of AASB 132 & 139	8,435	-	(231,971)	-
Transfer from Controlled entity share sale & buy-back reserve	(1,331)	2,393	-	-
Transfer from Foreign Currency Translation Reserve & other movements	23	76	-	-
Total available for appropriation	(219,118)	(191,136)	648,566	707,736
Dividends provided or paid	23,114	-	23,114	-
Balance at end of year	(242,232)	(191,136)	625,452	707,736
(21) MINORITY INTERESTS				
Minority interests in controlled entities:				
Contributed equity	68,422	80,309	-	-
Reserves	358	(159)	-	-
Retained earnings	23,405	20,237	-	-
	92,185	100,387	-	-

		CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
(22)	**CONTINGENT LIABILITIES AND ASSETS**				
(a)	**Contingent liabilities**				
	Best estimate of amounts relating to:				
(i)	Termination benefits under personal services agreements for 180 (consolidated) group executives and consultants (2005: 267 (consolidated) group executives and consultants)	45,952	50,597	11,286	17,565
(ii)	Corporate guarantees for financial obligations				
	(a) Guarantees for secured credit facilities of associated entities	-	42,126	-	42,126
(iii)	Bank guarantees for operating lease commitments				
	(a) Guarantees for controlled entities	6,851	13,440	6,481	13,070
	(b) Guarantees for associated entities	712	712	-	-
	(c) Guarantees for joint ventures	193	243	-	-
(iv)	Several corporate guarantees for operating lease commitments				
	(a) Guarantees for controlled entities	-	-	50,170	241,344
	(b) Guarantees for associated entities	116,584	89,704	-	-
	(c) Guarantees for joint ventures	-	-	21,033	25,266
(v)	Joint and several obligations for operating lease commitments of joint venture partners [1]	89,557	122,556	-	-
(vi)	Other corporate guarantee commitments				
	(a) Guarantees in respect of partnership commitments	1,458	1,458	4,125	4,125
	(b) Guarantees in respect of subsidiary financial performance	-	-	19,171	-
		261,307	320,836	112,266	343,496

[1] refer Note 22(b)(i) for corresponding amount reflecting the related contingent assets.

(vii) Claims - General:
A number of claims have been lodged against the Group in relation to various matters, totalling approximately $0.5 million. Liability is not admitted and the claims are being defended. The Directors believe that the potential losses, if any, arising from these claims are not able to be reliably measured at reporting date, and are not likely to be material.

(viii) Claims - Village Roadshow Pictures (USA) Inc.:
Contingent liabilities in relation to judgement entered into against Village Roadshow Pictures (USA) Inc. ("VRP USA") for approximately USD 32 million in January 2003 (which, including interest to 30 June 2005, had increased to USD 38.8 million), and legal proceedings commenced in 2003 against Village Roadshow Limited ("VRL") and a number of other companies in the VRL group:

As advised to Australian Stock Exchange Ltd. on 17 October 2005, these matters were settled in October 2005, and the settlement amount and related legal fees have been expensed in the year ended 30 June 2006 (refer also note 2(g) - Material items of income and expense).

(ix) Other contingent liabilities - Film Production:
The revolving USD 1.4 billion film financing facility of Village Roadshow Films (BVI) Limited ("VRF BVI") is secured against its film library and the proceeds from exploitation. The Village Roadshow Limited ("VRL") and Village Roadshow Limited group ("VRL group") exposure is limited to being liable to repay any cash film exploitation profits received by the VRL group, except for the first USD 5 million. This contingent liability as at 30 June 2006 was USD 26.5 million and will not increase. Based on the films released to 30 June 2006 and the continuation of business by Village Roadshow Pictures, being the group of companies comprising the production division of the VRL group, the Directors do not believe that any material permanent difference will result from this arrangement.

VRL continues to provide support for the potential liability for profit-sharing, predominantly to Warner Bros. Given current forecasts, it is unlikely that any such support from VRL should be required.

(x) Other contingent liabilities - Income Tax:
The Group anticipates that ATO audits may occur in future, and is also currently subject to routine tax audits in certain overseas jurisdictions. The ultimate outcome of the tax audits cannot be determined with an acceptable degree of reliability at this time. Nevertheless, the Group believes that it is making adequate provision for its taxation liabilities in its Financial Statements (including amounts shown as deferred and other income tax liabilities in the Balance Sheet) and is taking reasonable steps to address potentially contentious issues. If adjustments result in taxation liabilities significantly in excess of the Group's provisions, there could be a significant impact on the Group. Finally, it is noted that the parent entity has provided an indemnity in favour of Austereo Group Limited in relation to tax losses previously transferred under Section 80G to subsidiaries of Austereo Group Limited.

(xi) Claim received from the service company of Mr. Peter Ziegler:
In September 2003, Village Roadshow Limited ("VRL") received a Statement of Claim from the service company of a former executive, Mr. Peter Ziegler. The total Claim has been amended and is now for approximately $87 million plus a claim of a 7.5% ownership interest in the Village Roadshow Pictures division ("VRP") and the right to 7.5% of the profits of VRP. The vast majority of the Claim relates to an allegation that VRL failed to pay Mr. Ziegler's service company a termination payment. Mr. Ziegler's service company contends that this termination payment was payable upon the expiry of its contract through effluxion of time. VRL maintains that a termination payment was only payable if VRL terminated the contract early. On the basis of legal advice, VRL strongly believes that the termination payment claim will fail. The trial which commenced in March 2005 concluded in September 2005, and the judge will deliver a judgement in due course.

(b) Contingent assets
In the event that any entity in the Group is required to meet a joint venture or partnership liability in excess of its proportionate share, that entity has right of recourse against the co-joint venturers or other partners in respect of that excess. Specifically, the Group has a contingent asset for the amount of the following joint and several operating lease commitments in the event that it is called upon to meet liabilities of the other joint venturers:

		CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	VILLAGE ROADSHOW LIMITED 2006 $'000	VILLAGE ROADSHOW LIMITED 2005 $'000
(i)	Right of recourse in relation to joint and several obligations for operating lease commitments of joint venture partners [1]	89,557	122,556	-	-

[1] refer Note 22(a)(v) for corresponding amount reflecting the related contingent liabilities.

(22) CONTINGENT LIABILITIES AND ASSETS continued

(b) Contingent assets continued

(ii) Other contingent assets - Sale of UK Cinema Exhibition circuit:

As a result of the sale of the 50% owned UK Exhibition circuit in May 2003, the Village Roadshow Limited group ("VRL group") may have been entitled to further proceeds in the future, based on a formula relating to admissions of the sold circuit. The maximum amount receivable by the VRL group over time was GBP 9.9 million, however due to the uncertainty of future admissions, it was not possible to estimate what amount (if any) was likely to be received. Therefore, this amount was not considered to be a contingent asset. An amount of GBP 1.0 million was received in July 2005 in relation to the admissions performance to date, however as this amount was likely to have to be refunded to the purchaser based on admissions for the remainder of the relevant period, it was treated as unearned revenue in the year ending 30 June 2006. As a result of not meeting the conditions required to become entitled to any amount of additional proceeds under the sale agreement, the amount of GBP 1.0 million received in July 2005, together with interest on this amount, was repaid to the purchaser in May 2006.

(23) EXPENDITURE COMMITMENTS

(a) Finance leases -

The Group has finance leases and hire purchase contracts for various items of plant and equipment. These leases have no renewal options included in the contracts.

Future minimum lease payments under finance leases and hire purchase contracts together with the present value of the net minimum lease payments are as follows:

	2006		2005	
	Minimum lease payments	Present value of lease payments	Minimum lease payments	Present value of lease payments
	$'000	$'000	$'000	$'000
CONSOLIDATED				
Payable within 1 year	3,039	2,876	4,112	3,891
Payable between 1 and 5 years	1,588	1,499	4,009	3,919
	4,627	4,375	8,121	7,810
Less future finance charges	(252)	-	(311)	-
Total finance lease liabilities	4,375	4,375	7,810	7,810
PARENT ENTITY				
Payable within 1 year	1,067	1,019	1,799	1,676
Payable between 1 and 5 years	237	226	1,095	1,065
	1,304	1,245	2,894	2,741
Less future finance charges	(59)	-	(153)	-
Total finance lease liabilities	1,245	1,245	2,741	2,741

(b) Operating leases -

The Group has entered into commercial leases on cinema and office sites. The lease commitments schedule below includes cinema leases with terms of up to 21 years, however it does not include terms of renewal. In general, cinema leases do not include purchase options although on rare occasions there may be a purchase option. Renewals are at the option of the specific entity that holds that lease. In addition, the leases include the Crown leases entered into by the Sea World Property Trust which have a remaining term of 51 years.

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:

		CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
		2006	2005	2006	2005
		$'000	$'000	$'000	$'000
(b)(i)	Operating leases - Minimum lease payments				
	Payable within 1 year	77,588	65,270	428	592
	Payable between 1 and 5 years	303,234	233,371	-	1,036
	Payable after 5 years	465,233	328,954	-	-
		846,055	627,595	428	1,628
(b)(ii)	Operating leases - Percentage based lease payments [1]				
	Payable within 1 year	2,652	3,498	-	-
	Payable between 1 and 5 years	25,820	40,189	-	-
		28,472	43,687	-	-
	Total operating lease commitments	874,527	671,282	428	1,628

[1] Accounting standard AASB 117: Leases applies to the estimated contingent rental commitments of the parent entity and the Group. This standard requires the reporting of operating lease rental expense on a straight-line basis over the life of the lease, inclusive of contingent rentals. The Group is required to pay percentage rent on certain operating leases. Percentage rent is payable as either Incentive Rent or Revenue Share. Incentive Rent occurs when the operating lease creates a liability to pay the lessor a percentage of the Gross Receipts when a cinema site's earnings exceed the Base Rent. Gross receipts are generally made up of box office takings, concession sales and screen advertising, but may also include revenue from licence fees, arcade games and the sale of promotional material. It is not possible for the group to reliably determine the amount of percentage rent that will be payable under each of the operating leases, as such, percentage rent is expensed as incurred, rather than being included in the operating rent expense recognised on a straight-line basis over the life of the lease.

Refer to Note 31 for details of operating lease commitments relating to Discontinued Operations.

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
(23) EXPENDITURE COMMITMENTS Continued				
(c) Other expenditure commitments - Estimated capital expenditure contracted for at balance date but not provided for				
Payable within one year				
- joint ventures	3,330	75,802	-	-
- associates	9,363	6,698	-	-
- other	24,618	35,724	-	-
	37,311	118,224	-	-
Payable between 1 and 5 years				
- joint ventures	-	17,010	-	-
- associates	4,886	9,426	-	-
- other	-	-	-	-
	4,886	26,436	-	-
Payable later than 5 years				
- joint ventures	-	-	-	-
- associates	-	-	-	-
- other	8,820	-	-	-
	8,820	-	-	-
Total other expenditure commitments	51,017	144,660	-	-
Joint venture commitments shown above represent the total capital expenditure amounts, not the Village Roadshow Limited group share. The segment dissection of the amounts shown above, using the VRL group share of joint ventures, are as follows:				
- Theme Parks	17,482	25,625	-	-
- Cinema Exhibition	12,449	71,894	-	-
- Production	19,421	-	-	-
- Other	-	735	-	-
Total other expenditure commitments - VRL group share	49,352	98,254	-	-

Refer to Note 31 for details of other expenditure commitments relating to Discontinued Operations.

(24) SUPERANNUATION COMMITMENTS

There are established superannuation and retirement plans for the benefit of employees of the Company and its controlled and associated entities. The benefits provided are accumulation benefits. Contributions to the plans are based on varying percentages of employees' gross remuneration and are made either by the employer or by the employee and the employer. Contributions made to the plans will not exceed the permitted levels prescribed by income tax legislation from time to time. There are legally enforceable obligations for contributions to be made to the plans in respect of some employees. As the plans are accumulation type funds, no actuarial assessment is made and the level of funds is sufficient to meet applicable employee benefits which may accrue in the event of termination of the plans or on the voluntary or compulsory termination of employment of any employee.

(25) DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Key Management Personnel

Name	Position
(i) Directors	
John R. Kirby	Chairman (executive)
Robert G. Kirby	Deputy Chairman (executive)
Graham W. Burke	Managing Director (executive)
Peter E. Foo	Finance Director (executive)
Peter M. Harvie	Director (executive)
William J. Conn	Director (independent non-executive)
D. Barry Reardon	Director (independent non-executive)
Peter D. Jonson	Director (independent non-executive)
(ii) Executives	
Philip S. Leggo	Group Company Secretary
Julie E. Raffe	Chief Financial Officer
Gregory Basser	Director - Commercial & Legal, Group Executive in charge of Production (ceased as Key Management Personnel from 30 April 2006 onwards)
Tony N. Pane	Chief Tax Counsel
Simon T. Phillipson	General Counsel
Tim Carroll	Chief Marketing Director
Peter J. Davey	Managing Director, Corporate Development (included as Key Management Personnel from 1 December 2005 onwards)

All of the above persons were Key Management Personnel during the years ended 30 June 2006 and 30 June 2005, except where shown otherwise. There were no changes to the Key Management Personnel after the reporting date to the date this financial report was authorised for issue.

(b) Compensation of Key Management Personnel

(i) Compensation policy

The performance of the Company depends upon the skills and quality of its Key Management Personnel including its Directors, and its Secretaries and senior executives. To prosper the Company must attract, motivate and retain highly skilled Key Management Personnel. The compensation structure is designed to strike an appropriate balance between fixed and variable remuneration, rewarding capability and experience and providing recognition for contribution to the Company's overall goals and objectives.

To this end the Company embodies the following principles in its Key Management Personnel compensation framework:

- Provide competitive rewards to attract and retain high calibre Key Management Personnel who are dedicated to the interests of the Company;
- Link executive compensation to the achievement of the Company's financial and operational performance;
- All Key Management Personnel have a portion of their compensation 'at risk' by having the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth or other pre-determined personal performance indicators and benchmarks; and
- Establish appropriate, demanding, personalised performance hurdles in relation to variable executive compensation and bonuses.

The framework of the Company's compensation policy provides for a mix of fixed pay and variable ('at risk') pay, including short term, fixed compensation, other benefits and post-employment compensation such as superannuation; and variable compensation including short term performance Incentive Bonus ('STI'); and long term equity-linked performance Incentive ('LTI').

The Remuneration Committee of the Board of Directors of the Company is responsible for determining and reviewing compensation arrangements for the Company's Executive Directors and senior managers. The Remuneration Committee makes recommendations on the remuneration of the Executive Directors with the overall objective of motivating and appropriately rewarding performance. The recommendations are made in line with the Company's present circumstances and goals to ensure maximum shareholder benefits from the attraction and retention of a high quality Board and senior management team.

The Chairperson, Deputy Chairperson, Managing Director and Finance Director are responsible for determining the compensation arrangements for senior divisional and corporate executives (including the above executive Key Management Personnel) using similar criteria. The Remuneration Committee is kept informed of any major amendments to remuneration arrangements for senior divisional and corporate executives.

All Key Management Personnel have the opportunity to participate in the Company's bonus scheme after at least six months of service where specified criteria are met based on achievement of key executive performance criteria and Company performance in relation to profitability, cash flow, share price growth and other performance indicators.

(ii) Non-executive Director Compensation

The total cash remuneration of independent Directors (being Directors' fees paid to anyone not in an executive capacity) is distinguished from that of Executive Directors and is approved in aggregate by shareholders in general meetings from time to time. Non-executive Directors' fees do not incorporate any bonus or incentive element.

During the period Non-executive Independent Directors were paid at the rate of $70,000 per annum plus $15,000 per annum for each Board Committee on which they had served, payable quarterly in arrears.

The Company does not have and never has had a retirement benefit scheme for Non-executive Directors, other than their individual statutory superannuation benefits which are included as part of their total Director's fee remuneration.

(iii) Executive Director and other Key Management Personnel Compensation

The consolidated entity aims to reward its Key Management Personnel with a level and mix of remuneration commensurate with the seniority of their position and responsibilities within the entity, so as to reward for corporate performance against targets set by reference to appropriate benchmarks, align the interests of the Key Management Personnel with those of the entity and of its shareholders, link their rewards to the strategic goals and performance of the entity or relevant division, and to ensure that their individual total compensation is competitive by market standards. The relevant performance conditions, an explanation of why they were chosen and a summary of the methods used in assessing such performance are set out below.

The level of fixed pay of the Company's Key Management Personnel is set so as to provide a base level of compensation which is appropriate to the seniority of the position and to be competitive in the market. Fixed pay (defined as the base compensation payable to an individual and which is not dependent on the outcome of specific criteria) is reviewed annually by the Remuneration Committee. Fixed (primary) compensation may be taken in a variety of forms including cash, superannuation and taxable value of fringe benefits such as motor vehicles and other non-cash benefits.

(25) DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

(b) Compensation of Key Management Personnel continued

(iv) Short Term Incentive Bonus Program for Key Management Personnel

The objective of the STI bonus program is to link the achievement of the entity's or consolidated entity's annual operational targets with the compensation received by Key Management Personnel charged with meeting those targets. The total potential STI bonus available is set at a level so as to provide sufficient incentive to the Key Management Personnel to achieve the operational targets and such that the cost to the consolidated entity is reasonable in the circumstances.

All Key Management Personnel are eligible to participate in the entity's annual STI bonus scheme after at least six months of service. Actual STI bonus payments made to Key Management Personnel depend on the extent to which specific budgeted operating targets or other criteria set at the beginning of each financial year are met. The consolidated entity has predetermined performance benchmarks which must be met in order to trigger payments under the STI bonus scheme. These performance conditions were chosen so as to align the STI bonus payments to the operational performance of the consolidated entity.

The operational targets consist of a number of Key Performance Indicators ("KPI's") as part of the annual budget setting processes for financial measures of performance supporting the entity's annual targets. For Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, these measures include criteria relating to profitability, cash flow, and share price growth. In both 2005 and 2006 Mr. P.M. Harvie declined to accept his STI bonuses. All bonuses, including any recommended STI bonus payments for Key Management Personnel, are approved by the Remuneration Committee.

In addtion transaction based specific bonuses may be payable to one or more Key Management Personnel where specific medium term strategic challenges are encountered. In particular, the Key Management Personnel involved in the successful completion in October 2005 of the financial restructuring by the Company of its film production interests to the Crescent Entertainment parties and the effective creation of Village Roadshow Pictures Group ('VRPG') resulted in cash bonuses being paid to Messrs G.W. Burke and G. Basser and other VRPG senior executives.

(v) Long Term Incentives for Key Management Personnel

The objective of the LTI plans are to reward Key Management Personnel in a manner which assists in aligning this element of compensation with the creation of shareholder wealth.

Refer Note 26 for details on LTI Share Based Payment Plans.

The relative proportions of the fixed and the 'at risk' STI and LTI performance compensation for the Key Management Personnel are as set out in the tables on pages 69 and 70.

(vi) Compensation of Key Management Personnel for the year ended 30 June 2006 (Consolidated)

Details of the compensation of each of the Key Management Personnel, including their personally-related entities, are set out in the table on page 69.

(vii) Compensation of Key Management Personnel for the year ended 30 June 2005 (Consolidated)

Details of the compensation of each of the Key Management Personnel, including their personally-related entities, are set out in the table on page 70.

Note that as long service leave accruals and additional share-based payment amounts are now included in total compensation, the 2005 comparatives will differ from those stated in the Company's 2005 annual report.

(viii) Compensation by Category: Key Management Personnel

	Consolidated		Parent	
	2006	2005	2006	2005
	$	$	$	$
Short-Term	15,720,640	13,962,763	15,720,640	13,962,763
Post-Employment	750,807	622,300	750,807	622,300
Other Long-Term	321,996	714,204	321,996	714,204
Termination Benefits	-	-	-	-
Sub-totals	**16,793,443**	**15,299,267**	**16,793,443**	**15,299,267**
Share-based Payment	917,968	117,923	917,968	117,923
Totals	**17,711,411**	**15,417,190**	**17,711,411**	**15,417,190**

(c) Service Agreements for Key Management Personnel

Remuneration and other terms of employment for the Company's Managing Director, the Executive Chairman of Austereo Group Limited and the Company's Key Management Personnel are formalised in service agreements. The names of these officers and their respective positions held are set out above. The main terms of all major contracts and bonus payments are reviewed by the Remuneration Committee. The major provisions of the service agreements of these officers relating to remuneration are as set out below:

The option to extend Mr. G.W. Burke's five year contract with the Company as Managing Director for a further five years on substantially the same terms and conditions was exercised on 14 December 2005. In addition to base salary, superannuation and motor vehicle, CPI adjusted, an annual incentive performance bonus is payable for achieving certain market capitalisation and Cash Flow Return on Investment ("CFROI") levels. The former contract also provided for the grant of six million options over ordinary shares (as described in Note 19) and a loan of up to $2 million on terms and conditions to be agreed by the Remuneration Committee of the Company. Other than a global twelve month non-compete clause, the contract does not provide for pre-determined compensation in the event of termination.

Mr. P.M. Harvie's contract with Austereo Pty Ltd as Executive Chairman of the Company's controlled entity, Austereo Group Limited, expires on 30 June 2009, having been extended from its previous expiry date of 2007. In addition to base salary and superannuation, CPI adjusted, an annual discretionary performance bonus is payable together with participation in the ESP and AESP. Payment for termination without cause is equal to twelve months of salary.

The Company's Finance Director, Mr. P.E. Foo, does not have a formal service agreement with the Company, however the Company is required to give Mr. Foo twelve months notice in writing of his termination, and vice versa.

Discussions are continuing between the Remuneration Committee and the Company's Executive Chairman, Mr. J.R. Kirby, and Executive Deputy Chairman, Mr. R.G. Kirby, for service agreements on similar terms and conditions to Mr. G.W. Burke's contract.

Messrs P.S. Leggo, A.N. Pane and S.T. Phillipson all have service agreements with the Company expiring respectively on 30 November 2007, 31 December 2008 and 31 January 2009. Ms Raffe's service agreement expires on 30 November 2007 and both Ms Raffe's and Mr Phillipson's contracts have an option to extend for a further two years at the Company's discretion. In addition to base salary and superannuation, and a Company motor vehicle provided to Mr Leggo and Ms Raffe, all above named Company executives are eligible to be paid an annual discretionary performance bonus. Payment for termination without cause under these employment contracts for Messrs. Leggo and Phillipson and Ms Raffe is equal to twelve months of salary. None of the above contracts provide for pre-determined compensation in the event of termination.

(25) DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

(c) Service Agreements for Key Management Personnel continued

Until 30 April 2006 Mr. G. Basser had an executive employment contract with the Company in his role as Director - Commercial & Legal, Group Executive in charge of Production. In addition a separate Consultancy Agreement existed with Greg Basser Pty Ltd for legal services to the economic entity. Both contracts have now been superceded from 1 May 2006, following Mr Basser's relocation to Village Roadshow Pictures Group's Los Angeles offices, by a new employment agreement with Village Roadshow Pictures Entertainment Inc to 30 June 2011 and a new consultancy agreement with Onbass Pty Ltd for services to Village Roadshow Film Administration Management Pty Ltd. Both the former and the new employment agreements provide for base salary, CPI adjusted, and other benefits, together with an annual performance bonus. In addition, Mr Basser's employment contract with Village Roadshow Pictures Entertainment Inc provides for his participation to the extent of 2.5% in Category A of the VRPG LTI shadow equity plan as outlined in Note 26.

The Consultancy Agreements provide for the payment of an annual retainer which is adjusted by CPI. None of the contracts provide for pre-determined compensation in the event of termination, however in the event that Mr Basser's US based employment ceases and Mr Basser returns to Australia, the Company will offer Mr Basser an equivalent position and compensation of at least $1 million, less any compensation paid by VRPG, until 30 June 2011. If the Company breaches and either contract is terminated by the other party, it may claim for monies and benefits payable until expiry of the contract, subject to an obligation to mitigate.

As outlined in the 2005 Remuneration Report, Messrs. Leggo and Basser were previously entitled under their former contracts to the issue of preference shares under the ESP. Due to the fact that the Company had embarked on buy-backs of all preference shares in prior years, this issue had been deferred. As these shares would theoretically have been in profit from the perspective of Messrs Leggo and Basser, the Company has now compensated them for the lost opportunity cost, firstly in cash to Mr Leggo and secondly to Mr Basser as outlined in the ESP allotment of 533,333 preference shares on 28 April 2006 as described below.

Mr. T. Carroll has a rolling 12 month employment agreeement under which payment for termination without cause is equal to 12 months of salary. In addition to base salary and superannuation, an annual discretionary performance bonus is payable where nominated KPIs are achieved.

Mr. P.J. Davey has a 3 year service agreement that commenced on 1 November 2005 with an option to extend for a further 2 years at the Company's discretion. In addition to base salary and superannuation, an annual discretionary performance bonus may be paid, and, in the event of redundancy, a payment of not less than 6 months of salary is payable for termination without cause.

The Company may terminate an employment contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, the senior manager is only entitled to that portion of remuneration which is fixed, and only up to the date of termination. On termination with cause any unvested ESP shares will immediately be forfeited.

(d) Relationship between Remuneration Policy and Performance of the entity

The Company has predetermined performance benchmarks which must be met in order to trigger payments under the STI bonus scheme. These performance conditions were chosen so as to align the STI payments to the operational performance of the Company.

All Key Management Personnel have a portion of their compensation 'at risk' by having the opportunity to participate in the Company's bonus scheme where specified criteria are met including criteria relating to profitability, cash flow, share price growth or other pre-determined personal performance indicators and benchmarks and where appropriate, demanding, personalised performance hurdles have been achieved.

Non-executive Directors' fees do not incorporate any bonus or incentive element.

The Total Shareholder Return ("TSR") of the Company, other than for the current reporting period, has broadly increased in simple terms at approximately 16% per annum over the previous four years. It is based on the investment of $1,000 in ordinary shares on 1 July 2001 and demonstrates the impact on shareholders of investing in ordinary shares over that time frame. In addition the Company's share price over the previous 5 years since July 2001 has exceeded the S&P ASX200 over the same period.

The movement in aggregate Executive Director remuneration, excluding equity, since 2003 has broadly followed the increase in TSR and earnings per share ("EPS"). In September 2002 Messrs J.R. Kirby, R.G. Kirby, G.W. Burke and P.E. Foo took a voluntary 20% cut in base salary, which was partly reversed in April 2005.

The calculation of annual bonuses for the 3 Executive Directors, Messrs J.R. Kirby, R.G. Kirby and G.W. Burke, is divided into two components; one is driven by Cash Flow Return on Investment ("CFROI") and the other is determined by share price performance. The two components together derive the movement in the Executive Directors' overall bonuses. For the purposes of calculating bonuses for these 3 Executive Directors, the CFROI used relates to normalised EBITDA as a percentage of capital employed, and capital employed is represented by total shareholders capital plus net debt. Bonuses are calculated based on the growth in the ratio from year to year. As the relevant criteria for the payment of an annual bonus to the 3 Executive Directors were not met in the year ended 30 June 2006, no bonuses were due or payable.

Similarly, the total aggregate annual STI bonus remuneration of the other Key Management Personnel of the Company has been broadly steady over the last several years. In addition to STI bonuses, one-off 'transactional bonuses' may be payable to Key Management Personnel arising from the successful completion of specific medium term strategic initiatives. These include a transactional bonus for Mr. Basser for the successful completion of the refinancing of the Company's film production division in the June 2003 reporting period and transactional bonuses to Mr Basser and to Mr Burke for the successful financial re-engineering of the Village Roadshow Pictures Group with Crescent Entertainment Inc in October 2005.

(e) Shareholdings of Key Management Personnel (Consolidated)

Shares held in Village Roadshow Limited (number)

	Balance at the start of the year		Granted as remuneration		On exercise of options		Net change other		Balance at the end of the year	
Name	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference	Ordinary	Preference
Directors										
Robert G. Kirby	106,799,698	-	-	-	-	-	(11,550,000)	-	95,249,698	-
John R. Kirby	106,799,698	-	-	-	-	-	(11,550,000)	-	95,249,698	-
Graham W. Burke	106,799,698	-	-	-	-	-	(11,550,000)	-	95,249,698	-
Peter E. Foo	-	-	-	-	-	-	-	-	-	-
Peter M. Harvie	-	-	-	-	-	-	-	-	-	-
William J. Conn	191,563	1,153,019	-	-	-	-	-	(1,153,019)	191,563	-
Peter D. Jonson	10,000	33,236	-	-	-	-	-	-	10,000	33,236
D. Barry Reardon	10,000	8,552	-	-	-	-	-	-	10,000	8,552
Executives										
Philip S. Leggo	-	-	-	-	-	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-	-	-	-	-	-
Gregory Basser	-	-	-	-	-	-	-	-	-	-
Tony N. Pane	-	-	-	-	-	-	-	-	-	-
Simon T. Phillipson	-	-	-	-	-	-	-	-	-	-
Tim Carroll	-	-	-	-	-	-	-	-	-	-
Peter J. Davey	-	-	-	-	-	-	-	-	-	-

(25) **DIRECTOR AND EXECUTIVE DISCLOSURES** CONTINUED

(e) Shareholdings of Key Management Personnel (Consolidated) continued

Shares held in Austereo Group Limited (number)

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Directors					
Robert G. Kirby	251,562,594	-	-	1,832,844	253,395,438
John R. Kirby	251,562,594	-	-	1,832,844	253,395,438
Graham W. Burke	251,562,594	-	-	1,832,844	253,395,438
Peter E. Foo	5,000	-	-	-	5,000
Peter M. Harvie	-	-	-	-	-
William J. Conn	-	-	-	-	-
Peter D. Jonson	-	-	-	-	-
D. Barry Reardon	-	-	-	-	-
Executives					
Philip S. Leggo	-	-	-	-	-
Julie E. Raffe	-	-	-	-	-
Gregory Basser	27,026	-	-	-	27,026
Tony N. Pane	6,054	-	-	-	6,054
Simon T. Phillipson	2,702	-	-	-	2,702
Tim Carroll	-	-	-	-	-
Peter J. Davey	-	-	-	-	-

All shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan for the above Key Management Personnel have been treated as 'in substance options' and have been excluded from the above tables. Details of such 'in substance options' are set out in Note 26.

All equity transactions with Key Management Personnel, other than those which have been treated as 'in substance options', have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

(f) Loans to Key Management Personnel (Consolidated)

(i) Details of aggregates of loans to Key Management Personnel are as follows:

	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year $	Number in group at the end of the year No.
Year ended 30 June 2006						
Directors	-	66,467	-	-	2,066,467	1
Executives	-	-	-	-	-	-
Total KMP	**-**	**66,467**	**-**	**-**	**2,066,467**	**1**
Year ended 30 June 2005						
Directors	-	-	-	-	-	-
Executives	-	-	-	-	-	-
Total KMP	**-**	**-**	**-**	**-**	**-**	**-**

(ii) Details of individuals with loans above $100,000 in the reporting period are as follows:

30 June 2006

	Balance at the start of the year $	Interest charged $	Interest not charged $	Write-off $	Balance at the end of the year $	Highest owing in period $
Directors						
Robert G. Kirby	-	66,467	-	-	2,066,467	2,066,467

Terms and conditions of loans

The consolidated entity concluded an agreement with Mr R.G. Kirby in December 2005 to provide him with a $2 million fully secured revolving loan facility for a 5 year term, repayable earlier in the event that Mr Kirby's employment with the entity ceases. The interest rate applicable to the loan is the higher of the Fringe Benefits Tax rate set by the Australian Taxation Office (currently 7.3%) and the consolidated entity's cost of borrowing plus a margin of 0.50%. No compensation value has been attributed to this loan as it is on arms length terms and conditions.

All loans to purchase shares under the Company's and Austereo Group Limited's Executive Share Plans, the Senior Executive Share Plan, and the Company's Executive and Employee Option Plan for Key Management Personnel have been treated as 'in substance options' and have been excluded from the above tables. Details of such 'in substance option' loans are set out in Note 26.

No write-downs or allowances for doubtful receivables have been recognised in relation to the principal amounts of any loans made to Key Management Personnel.

(25) DIRECTOR AND EXECUTIVE DISCLOSURES CONTINUED

(g) Other transactions and balances with Key Management Personnel

Various companies associated with Mr. R. G. Kirby previously compensated the Village Roadshow Limited group in return for services provided. These transactions were carried out under arm's length terms and conditions, were trivial in nature and ceased with effect from 1 April 2005.

The economic entity purchases water from Palm Springs Limited, an entity in which Mr. W.J. Conn has a 16% economic interest. These transactions are carried out under arm's length terms and conditions and are trivial in nature.

During 2005 the Company subscribed for 4,000,000 ordinary fifty cent shares in Becton Property Group Limited of which Mr. W. J. Conn became a Director and shareholder. During 2006 the consolidated entity was allotted 3,000,000 ordinary shares in Becton Property Group Limited for a cost of $1.5 million (2005 $nil). During the period the Company sold 1,544,103 shares on market (2005 nil) and held 1,455,897 shares in Becton Property Group Limited at 30 June 2006. These transactions were carried out under arms length terms and conditions.

During the period the consolidated entity reimbursed $500,000 to the immediate parent entity, Village Roadshow Corporation Pty Limited, for the costs it had incurred to date in the designing, registering and defending the 'Village Roadshow' series of trademarks in numerous territories around the world. These 'Village Roadshow' series of trademarks have been used by the consolidated entity under a 90 year license agreement from the immediate parent entity since 1988. As part of the Deed of Assignment in July 2005, full ownership rights for all existing and future trademarks in the 'Village Roadshow' series were assigned to Village Roadshow IP Pty Ltd, a wholly owned subsidiary of the chief entity, together with the license to the chief entity. As part of the consideration for the acquisition of these trademarks, Village Roadshow IP Pty Ltd has licensed Village Roadshow Corporation Pty Limited to use the 'Village Roadshow' name without cost for so long as it continues to hold more than 50.1% of the ordinary voting shares of the chief entity, following which the license to use the name will be terminated by Village Roadshow IP Pty Ltd without compensation.

The economic entity purchased wine (both directly & indirectly) from Yabby Lake International Pty. Ltd. ("Yabby Lake"), Drummonds Lane Pty. Ltd. ("Drummonds Lane") and Escarpment Vineyard Martinborough Limited ("Escarpment", and only in 2005). Mr. R.G. Kirby has economic interests of 100% in Yabby Lake and 50% in both Drummonds Lane & Escarpment. The total purchases were $337,164 for the year ended 30 June 2006 (2005 $393,916). The wine purchased was for the Cinema Exhibition division's Gold Class and Europa cinemas, as well as for Corporate functions. These transactions are carried out under arm's length terms and conditions.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(25) (b) (vii) Compensation of Key Management Personnel of the Company for the period ended 30 June 2006

Name	Position from / to	Year	Note	Short term Benefits				Post Employment		Long Term Benefits		Termin-ation	L.T.I.		
Directors	(positions do not necessarily co-incide with employment commencement dates)			Salary & Fees	Cash Bonus S.T.I.	Non-cash Benefits	Other	Super-annuation	Retirement Benefits	Incentive Plans	Long Service Leave accrual	Benefits	Share-based Payment	Total	Total % Performance Related Pay
John R. Kirby	Executive Dep Chairman from 02/05/2002	2006		1,781,173	-	35,747	2,654	100,587	-	-	29,706	-	-	1,949,867	0.00%
	then Executive Chairman from 28/06/06	%		91.35	-	1.83	0.14	5.16	-	-	1.52	-	-	100.00	
Robert G Kirby	Executive Chairman from 02/05/2002	2006		1,774,583	-	123,244	10,602	100,587	-	-	-	-	-	2,009,016	0.00%
	Executive Dep Chairman from 28/06/06	%		88.33	-	6.13	0.53	5.01	-	-	-	-	-	100.00	
Graham W. Burke	Managing Director	2006	3, 6	1,780,880	1,000,000	162,995	3,239	100,587	-	-	29,706	-	38,558	3,115,965	33.33%
	since 09/09/1988	%		57.15	32.09	5.23	0.10	3.23	-	-	0.95	-	1.24	100.00	
Peter E. Foo	Finance Director	2006	8	1,147,282	625,000	46,998	3,598	100,587	-	-	30,877	-	346,816	2,301,158	42.23%
	since 12/02/1998	%		49.86	27.16	2.04	0.16	4.37	-	-	1.34	-	15.07	100.00	
Peter M. Harvie	Executive Director	2006	2, 4	741,315	-	3,098	5,000	100,587	-	78,647	56,189	-	-	984,836	7.99%
	since 20/06/2000	%		75.27	-	0.31	0.51	10.21	-	7.99	5.71	-	-	100.00	
William J. Conn	Independent Director	2006		105,504	-	-	-	9,496	-	-	-	-	-	115,000	0.00%
	since 12/03/1992	%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
Peter D. Jonson	Independent Director	2006		77,980	-	-	-	7,020	-	-	-	-	-	85,000	0.00%
	since 21/01/2001	%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
D. Barry Reardon	Independent Director	2006		145,000	-	-	-	-	-	-	-	-	-	145,000	0.00%
	since 24/03/1999	%		100.00	-	-	-	-	-	-	-	-	-	100.00	
	Director Subtotals			*7,553,717*	*1,625,000*	*372,082*	*25,093*	*519,451*	-	*78,647*	*146,478*	-	*385,374*	*10,705,842*	
Executives															
Philip S. Leggo	Group Company Secretary	2006	1	345,886	240,750	63,683	1,768	86,742	-	-	10,849	-	19,676	769,354	33.85%
	since 23/02/1993	%		44.96	31.29	8.28	0.23	11.27	-	-	1.41	-	2.56	100.00	
Julie E. Raffe	Chief Financial Officer	2006		302,969	150,000	50,064	23,708	29,196	-	-	11,934	-	-	567,871	26.41%
	since 28/09/1992	%		53.35	26.41	8.82	4.17	5.14	-	-	2.10	-	-	100.00	
Gregory Basser	Director, Commercial & Legal	2006	5, 6, 7, 9, 10	978,382	1,250,000	315	54,022	33,800	-	-	15,647	-	512,918	2,845,084	61.96%
	from 01/02/1999 to 30/04/06	%		34.39	43.94	0.01	1.90	1.19	-	-	0.55	-	18.03	100.00	
Tony N. Pane	Chief Tax Counsel	2006		1,036,826	250,000	141	2,049	12,139	-	-	43,061	-	-	1,344,216	18.60%
	since 17/01/2000	%		77.13	18.60	0.01	0.15	0.90	-	-	3.20	-	-	100.00	
Simon T. Phillipson	General Counsel	2006		450,408	200,000	315	1,965	40,560	-	-	9,138	-	-	702,386	28.47%
	since 13/05/1996	%		64.13	28.47	0.04	0.28	5.77	-	-	1.30	-	-	100.00	
Timothy Carroll	Chief Marketing Officer	2006		321,132	165,000	30,007	1,513	21,838	-	-	6,242	-	-	545,732	30.23%
	since 06/03/00	%		58.84	30.23	5.50	0.28	4.00	-	-	1.14	-	-	100.00	
Peter Davey	Managing Director, Corporate Development	2006	7	153,141	70,000	315	389	7,081	-	-	-	-	-	230,926	30.31%
	since 01/12/05	%		66.32	30.31	0.14	0.17	3.07	-	-	-	-	-	100.00	
	Executive Subtotals			*3,588,744*	*2,325,750*	*144,840*	*85,414*	*231,356*	-	-	*96,871*	-	*532,594*	*7,005,569*	
Total for Key Management Personnel for 2006				11,142,461	3,950,750	516,922	110,507	750,807	-	78,647	243,349	-	917,968	17,711,411	

1. Includes amortised value of share based payment from grant of 150,000 preference shares under the Executive Share Plan on 17 March 2005.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position. In 2006 Mr. Harvie declined to accept his bonus.
3. Includes amortised value of share based payment from grant of six million options over ordinary shares on 15 May 2001.
4. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.
5. Fees include amounts paid pursuant to contractual consultancy agreements for legal services.
6. Includes transaction bonus for successful completion of financial restructuring of Village Roadshow Pictures with Crescent Entertainment Inc in October 2005.
7. Key Management Personnel for only part of 2006 period.
8. Includes amortised value of share based payment from grant of one million ordinary shares and one million preference shares under the Senior Executive Share Plan on 14 December 2005.
9. Includes amortised value of share based payment from grant of 533,333 preference shares under Executive Share Plan on 28 April 2006 and for Performance Units under Village Roadshow Pictures Group's Long Term Incentive Plan on 1 November 2005.
10. As Mr Basser transferred his employment from the Company to the consolidated entity effective 1 May 2006, his compensation as Key Management Personnel during the period excludes amounts paid by Village Roadshow Pictures Entertainment Inc.

(25) (b) (viii) Compensation of Key Management Personnel of the Company for the period ended 30 June 2005

Name	Position from/to			Short term Benefits				Post Employment		Long Term Benefits			L.T.I.		Total %
Directors	(positions do not necessarily co-incide with employment commencement dates)	Year	Note	Salary & Fees	Cash Bonus S.T.I.	Non-cash Benefits	Other	Super-annuation	Retirement Benefits	Incentive Plans	Long Service Leave accrual	Termin-ation Benefits	Share-based Payment	Total	Performance Related Pay
John R. Kirby	Executive Dep Chairman from 02/05/2002	2005	1, 5	1,608,125	402,031	160,000	-	95,980	-	-	325,578	-	-	2,591,714	15.51%
		%		62.05	15.51	6.17	-	3.70	-	-	12.56	-	-	100.00	
Robert G Kirby	Executive Chairman from 02/05/2002	2005	1, 5	1,608,125	402,031	160,000	-	95,980	-	-	-	-	-	2,266,136	17.74%
		%		70.96	17.74	7.06	-	4.24	-	-	-	-	-	100.00	
Graham W. Burke	Managing Director since 09/09/1988	2005	1, 3, 5	1,608,125	402,031	160,000	-	95,980	-	-	88,825	-	111,234	2,466,195	20.81%
		%		65.21	16.30	6.49	-	3.89	-	-	3.60	-	4.51	100.00	
Peter E. Foo	Finance Director since 12/02/1998	2005		1,021,808	625,000	56,301	-	87,982	-	-	69,323	-	-	1,860,414	33.59%
		%		54.92	33.59	3.03	-	4.73	-	-	3.73	-	-	100.00	
Peter M. Harvie	Executive Director since 20/06/2000	2005	2, 4	585,792	-	3,098	5,000	25,000	-	75,421	10,017	-	-	704,328	10.71%
		%		83.17	-	0.44	0.71	3.55	-	10.71	1.42	-	-	100.00	
William J. Conn	Independent Director since 12/03/1992	2005	6	92,430	-	-	-	8,320	-	-	-	-	-	100,750	0.00%
		%		91.74	-	-	-	8.26	-	-	-	-	-	100.00	
Peter D. Jonson	Independent Director since 21/01/2001	2005	6	69,037	-	15,990	-	6,213	-	-	-	-	-	91,240	0.00%
		%		75.67	-	17.53	-	6.81	-	-	-	-	-	100.00	
D. Barry Reardon	Independent Director since 24/03/1999	2005	6	130,750	-	-	-	-	-	-	-	-	-	130,750	0.00%
		%		100.00	-	-	-	-	-	-	-	-	-	100.00	
	Director Subtotals			*6,724,192*	*1,831,093*	*555,389*	*5,000*	*415,455*	-	*75,421*	*493,743*	-	*111,234*	*10,211,527*	
Executives															
Philip S. Leggo	Group Company Secretary since 23/02/1993	2005		333,039	150,000	63,304	-	80,040	-	-	10,011	-	6,689	643,083	24.37%
		%		51.79	23.33	9.84	-	12.45	-	-	1.56	-	1.04	100.00	
Julie E. Raffe	Chief Financial Officer since 28/09/1992	2005		297,540	150,000	37,293	-	26,758	-	-	12,288	-	-	523,879	28.63%
		%		56.80	28.63	7.12	-	5.11	-	-	2.35	-	-	100.00	
Gregory Basser	Director, Commercial & Legal from 01/02/1999	2005	7, 8	1,196,908	250,000	759	-	38,702	-	11,697	2,567	-	-	1,500,633	17.44%
		%		79.76	16.66	0.05	-	2.58	-	0.78	0.17	-	-	100.00	
Tony N. Pane	Chief Tax Counsel since 17/01/2000	2005		1,001,854	250,000	579	-	11,585	-	-	94,316	-	-	1,358,334	18.40%
		%		73.76	18.40	0.04	-	0.85	-	-	6.94	-	-	100.00	
Simon T. Phillipson	General Counsel since 13/05/1996	2005		426,607	200,000	759	-	38,175	-	-	14,161	-	-	679,702	29.42%
		%		62.76	29.42	0.11	-	5.62	-	-	2.08	-	-	100.00	
Timothy Carroll	Chief Marketing Officer since 06/03/00	2005		314,700	165,000	8,747	-	11,585	-	-	-	-	-	500,032	33.00%
		%		62.94	33.00	1.75	-	2.32	-	-	-	-	-	100.00	
	Executive Subtotals			*3,570,648*	*1,165,000*	*111,441*	-	*206,845*	-	*11,697*	*133,343*	-	*6,689*	*5,205,663*	
Total for Key Management Personnel for 2005				10,294,840	2,996,093	666,830	5,000	622,300	-	87,118	627,086	-	117,923	15,417,190	

1. Bonus amounts represent 2004/05 bonus due and payable. Director bonuses are calculated by reference to a cash flow return on investment measure together with a formula to reward superior weighted average share price and market capitalisation growth.
2. Includes amounts paid by Austereo Group Limited in relation to Executive Chairman position. In 2005 Mr. Harvie declined to accept his bonus.
3. Includes amortised value of share based payment from grant of six million options over ordinary shares on 15 May 2001.
4. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's and Austereo Group Limited's Executive Share Plans and the Company's Executive and Employee Option Plan.
5. With effect from 1 April 2005, the Remuneration Committee of the Board of Directors approved a 15% increase in Base Salary for each of Messrs J.R. Kirby, R.G. Kirby and G. W. Burke to $1,782,500 per annum.
6. With effect from 1 April 2005, the non-executive directors' fees were increased from $60,000 to $70,000 per annum, and the Committee fees were increased from $12,000 to $15,000 per annum.
7. Fees include amounts paid pursuant to contractual consultancy agreements for legal services.
8. Includes non-monetary incentive plan benefits for the value of interest between deemed market rate and actual interest rate charged on loans for shares held under the Company's Executive Share Plan.

(26) SHARE BASED PAYMENT PLANS

a) Long Term Incentive Executive Share and Loan Plans

The Company has used the fair value measurement provisions of AASB 2 *Share-based Payment* for all options or equity instruments granted to Directors and relevant senior executives after 7 November 2002 which have not vested as at 1 January 2005. Under AASB 2 *Share-based Payment* these LTI executive share plan shares and loans are all deemed to be 'in substance options' even where the equity instrument itself is not a share option.

The fair value of such 'in substance option' grants is amortised and disclosed as part of Director and senior manager compensation on a straight-line basis over the vesting period. No adjustments have been or will be made to reverse amounts previously disclosed in relation to options that never vest (i.e. forfeitures).

During the period the consolidated entity had six different LTI plans in which Key Management Personnel participated to varying extents. These included:

1. A 2001 Share Option Plan over ordinary shares to the entity's Managing Director;
2. The entity's Executive Share Plan and Loan Facility ('ESP');
3. The entity's 2005 Senior Executive Share Plan and Loan Facility ('SESP');
4. The consolidated entity's Austereo Group Limited Executive Share Plan and Loan Facility ('AESP');
5. The consolidated entity's 2005 Village Roadshow Pictures Group's Long Term Incentive shadow equity plan ('VRPG LTI'); and
6. The entity's legacy Executive and Employee Option Plan ('EOP').

The LTI plans are not designed specifically to remunerate Key Management Personnel, unlike their fixed compensation or their STI bonus arrangements, and, other than the VRPG LTI, have no specific performance conditions for the vesting of such benefits other than tenure and share price performance. Instead the LTI's are primarily intended to encourage a sense of ownership with those Key Management Personnel to whom the LTI's are granted and to assist in aligning their long term interests with those of shareholders, and may be regarded as a partial retention mechanism by the Company.

Other than the VRPG LTI, the benefits, if any, under the LTI's are linked to the performance of the Company via its share price. The Company considers that the five year period over which the ESP and SESP shares (or four year period for the AESP as applicable) are 'earned' and the long term horizon of the loans from the consolidated entity for the ESP, SESP, AESP and EOP for the duration of the Key Management Personnel's employment are appropriate given the shorter term annual performance hurdles to which each employee is subject. Similarly, the three, four and five year vesting periods of the ordinary options granted to the entity's Managing Director and the significant uplift of the exercise price thresholds of each tranche of options are designed to encourage performance and to closely align Mr. Burke's interests with those of shareholders.

The VRPG LTI performance condition that must be met is for the capital value of VRPG to have increased by 8% compound per annum from 1 November 2005 to when one of the Trigger Events occurs. The Performance Units vest over five years at the rate of 20% per annum commencing from 31 December 2006. If a Trigger Event occurs, the holder of vested Performance Units will be paid an amount in cash or, in the case of an IPO only, granted an option, subject to meeting a performance condition at the time of the Trigger Event, to purchase a specified percentage of equity in VRPG at a specified price. A Trigger Event is defined as when substantially all of the equity in VRPG is sold or when a Liquidity Event occurs. A Liquidity Event is when the shareholders of VRPG receive a substantial amount of cash or when there is a sale of significant assets of VRPG, including should an initial public offering of VRPG occur. Other than Mr. Basser, who ceased to be Key Management Personnel on 30 April 2006, no Key Management Personnel participated in the VRPG LTI during the period.

From 1 January 2005, 'in substance options' granted as part of Key Management Personnel compensation have been valued using the Black Scholes or binomial option-pricing model or the Monte Carlo simulation technique, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk-free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the 'in substance option'.

(b) Share based Long Term Incentive grants during the year for Key Management Personnel

The terms and conditions of each share based LTI performance payment affecting compensation during the period or future periods are as follows:

Name of relevant Key Management Personnel		Number of Options	Underlying Type of Shares	Grant Date	Vesting Date	Fair Value per Option	Fair Value attributable during the Period - $	Fair Value attributable in Future Periods - $
G. W. Burke	*Note (i)*	2,000,000	Ordinary	15-May-01	15-May-04	$0.17	38,558	-
		2,000,000	Ordinary	15-May-01	15-May-05	$0.15		
		2,000,000	Ordinary	15-May-01	15-May-06	$0.11		
P.S. Leggo	*Note (ii)*	30,000	Preference	17-Mar-05	17-Mar-06	$0.33	19,675	23,136
		30,000	Preference	17-Mar-05	17-Mar-07	$0.33		
		30,000	Preference	17-Mar-05	17-Mar-08	$0.33		
		30,000	Preference	17-Mar-05	17-Mar-09	$0.33		
		30,000	Preference	17-Mar-05	17-Mar-10	$0.33		
G. Basser	*Note (ii)*	426,666	Preference	28-Apr-06	28-Apr-06	$0.55	244,782	48,541
		106,667	Preference	28-Apr-06	28-Apr-07	$0.55		
	Note (v)	20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-06	$177,230.00	268,126	618,024
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-07	$177,230.00		
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-08	$177,230.00		
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-09	$177,230.00		
		20% of 2.5% of VRPG	n/a	01-Nov-05	31-Dec-10	$177,230.00		
P.E. Foo	*Note (iii)*	200,000	Preference	14-Dec-05	14-Dec-06	$0.50	123,863	376,137
		200,000	Preference	14-Dec-05	14-Dec-07	$0.50		
		200,000	Preference	14-Dec-05	14-Dec-08	$0.50		
		200,000	Preference	14-Dec-05	14-Dec-09	$0.50		
		200,000	Preference	14-Dec-05	14-Dec-10	$0.50		
		200,000	Ordinary	14-Dec-05	14-Dec-06	$0.90	222,953	677,048
		200,000	Ordinary	14-Dec-05	14-Dec-07	$0.90		
		200,000	Ordinary	14-Dec-05	14-Dec-08	$0.90		
		200,000	Ordinary	14-Dec-05	14-Dec-09	$0.90		
		200,000	Ordinary	14-Dec-05	14-Dec-10	$0.90		

No options over ordinary shares in the Company were provided as remuneration to any Key Management Personnel of the Village Roadshow Limited consolidated group during the financial year, other than the grants described above.

No options to acquire shares were exercised during the financial year. The vesting periods for the various 'in substance options' are outlined above.

The expense recognised in the income statement in relation to share based payments is disclosed in Note 25.

(26) SHARE BASED PAYMENT PLANS continued

(b) Share based Long Term Incentive grants during the year for Key Management Personnel continued

(i) Option Plan for Managing Director

The LTI grant to Mr. G.W. Burke was delivered in the form of six million options over ordinary shares in the Company, approved by special resolution of the Company's shareholders on 15 May 2001.

Two million options are exerciseable at an exercise price of $3.00 not earlier than 15 May 2004; two million options are exerciseable at an exercise price of $4.00 not earlier than 15 May 2005 and two million options are exerciseable at an exercise price of $5.00 not earlier than 15 May 2006. All the options are exerciseable no later than 30 November 2007 or two years following the cessation of Mr. Burke's employment with the Company, whichever is the earlier.

The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions used for grants made on 15 May 2001:

- Expected volatility: 30%;
- Historical volatility: 30%;
- Risk-free interest rate: 5.53% (options vesting 15 May 2004) and 5.66% for the remainder;
- Expected life of options: 5 years (options vesting 15 May 2004) and 6 years for the remainder.

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. The resulting fair values per option are shown in the table above.

Currently, these fair values are not recognised as expenses in the financial statements, in accordance with AASB 2, as they were issued prior to 7 November 2002. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $38,558 for the 2006 financial year (2005: $111,234). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest). The notional adjusted equity value of Mr. Burke's options and the percentage of his total remuneration is detailed in Note 25.

(ii) Executive Share Plan and Loan Facility ('ESP')

The Company's ESP was approved by shareholders on 19 November 1996 and allows for the issue of up to 5% of the Company's issued A Class Preference shares to executives and employees of the consolidated entity and significant associated entities. Directors of the Company are not eligible to participate in the ESP. All grants to Mr. P.M. Harvie under the ESP were in his capacity as an executive of the consolidated entity and were prior to him becoming a Director of the Company.

Offers are at the discretion of the Directors and preference shares are issued at the 5-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the executive who pays for the allotment by obtaining a loan from the consolidated entity which holds the ESP shares as security.

The shares are 'earned' at the rate of 20% per year over five years from date of issue. The loan bears interest at ten cents per share per annum and the first ten cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining ESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. This is the basis on which they have been classified as 'in substance options'.

On 17 March 2005 150,000 preference shares were allotted to Mr P.S. Leggo according to his employment contract. Under AASB 2 *Share-based Payment* this allotment is deemed to be of 'in substance options' even though the equity instrument itself is not a share option.

The fair value of each 'in substance option' for Mr Leggo was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 17 March 2005:

- Value per loan per share: $1.92;
- Expected volatility: 22% - based on historical volatility;
- Risk-free interest rate: 5.62% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Leggo are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $19,676 for the 2006 financial year (2005: $6,689). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Leggo's 'in substance options' and the percentage of his total remuneration is detailed in Note 25.

On 28 April 2006 533,333 preference shares were allotted to Mr G. Basser at $1.40 in accordance with previous commitments between the executive and the Company in May 2002. The intention of the parties was to put Mr Basser in the same position as though the allotment had gone ahead in May 2002. Under AASB 2 *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

This allotment replaced 533,333 preference shares held under the ESP by Mr Basser since 2002 which were bought back and cancelled for their issue price by the Company. The carried forward accrued interest of approximately $0.25 per share was transferred to the new ESP loans for Mr Basser resulting in a starting loan balance in April 2006 of approximately $1.65 per share.

The 2002 notional allotment had a performance hurdle of 10% per annum compound share price growth with vesting set at the standard ESP vesting rate of 20% per annum. By April 2006 80% of these notional ESP shares would have vested, as the performance for the first four tranches would have been achieved based on the then market price ($2.05) having exceeding the target share price, with the remaining 20% expected to vest in April 2007 based on a market price of approximately $2.24 per share at the date of grant.

The fair value of each 'in substance options' for Mr Basser was estimated on the date of grant using the binomial option-pricing model with the following assumptions used for grants made on 28 April 2006:

- Value per loan per share: $1.65;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.68% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Basser are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $244,792.08 for the 2006 financial year (2005: $nil). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest). The notional adjusted equity value of Mr. Basser's 'in substance options' and the percentage of his total remuneration is detailed in Note 25.

(26) SHARE BASED PAYMENT PLANS continued

(b) Share based Long Term Incentive grants during the year for Key Management Personnel continued

(iii) Senior Executive Share Plan and Loan Facility ('SESP')

As foreshadowed in the 2005 Remuneration Report, the Company's SESP was approved by shareholders on 25 November 2005 and allows for the issue of 1,000,000 ordinary shares and 1,000,000 preference shares in the capital of the Company to the Company's Finance Director, Mr. P.E. Foo under a Share Subscription and Loan Deed.

The SESP shares are issued at the 5-day weighted average price on the market prior to allotment, which was on 14 December 2005, rounded up to the next whole cent. The shares are held directly by the Mr Foo who pays for the allotment by obtaining a loan from the consolidated entity which holds the SESP shares as security.

As with the ESP, the SESP shares are 'earned' at the rate of 20% per year over five years from date of issue. The loans bear interest at ten cents per preference share and seven cents per ordinary share per annum with the first ten cents per preference share and seven cents per ordinary share of every dividend used to repay the interest accrued. 50% of any remaining dividends per share are used to repay the capital amount of the loans, which loans must be repaid within 8 years (by December 2013).

If Mr Foo resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Directors. In circumstances where the market value of the remaining SESP shares at the end of the six month period is less than the amount owing on the loan, then the Company will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive. Under AASB 2 *Share-based Payment* this allotment is also deemed to be of 'in substance options' even though the equity instrument itself is not a option.

The fair value of each 'in substance option' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for preference share grants made on 14 December 2005:

- Value per loan per share: $2.29;
- Expected volatility: 25% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Foo are shown in the table above.

The fair value of each 'in substance options' is estimated on the date of grant using the binomial option-pricing model with the following assumptions used for ordinary share grants made on 14 December 2005:

- Value per loan per share: $2.67;
- Expected volatility: 30% - based on historical volatility;
- Risk-free interest rate: 5.41% - the risk free rate was converted to a continuously compounded rate;
- Expected life of options: 8 years.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The resulting fair values per option for those 'in substance options' for Mr Foo are shown in the table above.

These grants have been amortised over the vesting periods resulting in an increase in employee benefits expense of $123,863.02 for the 2006 financial year (2005: $nil) for the preference share 'in substance options' and of $222,953.42 for the 2006 financial year (2005: $nil) for the ordinary share 'in substance options'. Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. 'in substance options' that do not vest).

The notional adjusted equity value of Mr. Foo's 'in substance options' and the percentage of his total remuneration is detailed in Note 25.

(iv) Austereo Group Limited's Executive Share Plan and Loan Facility ('AESP')

The AESP, and the specific grant of shares to Mr. P.M. Harvie, was approved by shareholders of Austereo on 19 January 2001 and allows for the issue of up to 5% of Austereo's issued ordinary shares to executives and employees of the Austereo consolidated entity. Executive Directors of Austereo are eligible to participate in the AESP.

Offers are at the discretion of the Austereo Directors and ordinary shares are issued at the five-day weighted average price on the market prior to allotment, rounded up to the next whole cent. The shares are held directly by the Austereo executive who pays for the allotment by obtaining a loan from the Austereo consolidated entity which holds the AESP shares as security.

The shares are 'earned' at the rate of 25% per year over four years from date of grant. The loan bears interest at six cents per share per annum and the first six cents of every dividend per share is used to repay the interest accrued and 50% of the remaining dividend per share is used to repay the capital amount of the loan.

If the executive resigns or is dismissed, the restricted and 'unearned' shares are forfeited and the loan on the remaining unrestricted shares must be repaid within six months or such other time as approved by Austereo's Directors. In circumstances where the market value of the remaining AESP shares at the end of the six month period are less than the amount owing on the loan, then Austereo will buy-back the shares and cancel them in repayment of the loan without further recourse to the executive.

Under AASB 2 *Share-based Payment* any allotments under the AESP are also deemed to be of 'in substance options' even though the equity instrument itself is not an option.

(v) Village Roadshow Pictures Group Long Term Incentive shadow equity plan ('VRPG LTI')

Village Roadshow Pictures Group ('VRPG'), the Company's motion picture production division, issued certain rights (called 'Performance Units') in relation to VRPG to certain senior executives of VRPG with effect from 1 November 2005, being the date of the financial restructuring by the Company of its film production interests with the Crescent Entertainment parties and the effective establishment of VRPG. Further details of this transaction were set out in Note 28 of the 2005 financial statements of the Company, including the underlying transaction value for 100% of the "Hollywood" film production component of the division of US$230m.

The Performance Units vest at the rate of 20% per annum commencing from 31 December 2006. If a Trigger Event occurs, the holder of vested Performance Units will be paid an amount in cash or, in the case of an IPO only, granted an option, subject to meeting a performance condition at the time of the Trigger Event, to purchase a specified percentage of equity in VRPG at a specified price.

A Trigger Event is defined as when substantially all of the equity in VRPG is sold or when a Liquidity Event occurs. A Liquidity Event is when the shareholders of VRPG receive a substantial amount of cash or when there is a sale of significant assets of VRPG, including should an initial public offering of VRPG occur. The Performance Condition that must be met is that the capital value of VRPG must have increased by 8% compound per annum from 1 November 2005 to when one of the Trigger Events occurs. If an employee of VRPG leaves before one of the events has occurred, VRPG has an option to buy back the vested Performance Units using a specified formula to determine the capital value.

There are two types of Performance Units – Category A provides for five executives in total, including Mr. G. Basser, to own Performance Rights equivalent to 5.05% of the equity of VRPG based on the capital value of VRPG at 1 November 2005 of US$230m, and Category B is a right for one VRPG executive to own Performance Rights equivalent to 2.5% of the equity of VRPG for no consideration.

(26) **SHARE BASED PAYMENT PLANS** continued

(b) Share based Long Term Incentive grants during the year for Key Management Personnel continued

(v) Village Roadshow Pictures Group Long Term Incentive shadow equity plan ('VRPG LTI') continued

The fair value of each Category A Performance Unit right, other than for those issued to Mr. G. Basser shown above, is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: US$230m;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% - zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7548 as at 1 November 2005.

The resulting fair values per option for those Category A Performance Unit rights, other than Mr. Basser's which are shown in the table above, are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 2.55% of VRPG	01-Nov-05	31-Dec-06	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-07	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-08	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-09	$180,775
20% of 2.55% of VRPG	01-Nov-05	31-Dec-10	$180,775

The fair value of each Category B Performance Unit right is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used for grants made on 1 November 2005:

- Expected volatility: 40-50%;
- Exercise Price: nil;
- Dividend Yield: 12% (expectation by the Company that the initial investment will be recouped in 8 years);
- Risk-free interest rate: 4.5% - zero coupon on US Government bond, converted to a continuously compounded rate;
- Expected life of options: 8 years (assuming when one of the Trigger Events will occur);
- Exchange Rate: 0.7548 as at 1 November 2005.

The resulting fair values per option for those Category B Performance Unit rights are:

Number of Options	Grant Date	Vesting Date	Fair Value
20% of 2.5% of VRPG	01-Nov-05	31-Dec-06	$241,083
20% of 2.5% of VRPG	01-Nov-05	31-Dec-07	$241,083
20% of 2.5% of VRPG	01-Nov-05	31-Dec-08	$241,083
20% of 2.5% of VRPG	01-Nov-05	31-Dec-09	$241,084
20% of 2.5% of VRPG	01-Nov-05	31-Dec-10	$241,084

These Performance Unit grants have been amortised over the vesting periods resulting in an increase in employee benefits expense, based of the mid-point of the ranges of values using average US$/A$ exchange rate during the fiscal year of 0.7463. This amounts to a total of $541,615 for Category A for the 2006 financial year (2005: $nil) and $364,727 for Category B for the 2006 financial year (2005: $nil). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e. options that do not vest).

The notional adjusted equity value of Mr Basser's options and the percentage of his total remuneration is detailed in Note 25.

(vi) Executive and Employee Option Plan ('EOP')

The Company's EOP was approved by shareholders in November 1993 and allows for the issue of options over the Company's issued ordinary and A Class preference shares to executives and employees of the consolidated entity. Directors of the Company were not eligible to participate in the EOP. All grants to Mr. P.M. Harvie under the EOP were in his capacity as an executive of the consolidated entity and were prior to him becoming a director of the Company. The options were exerciseable at the end of years one, two, three, four and five after the date of grant and were often exercised by obtaining a loan from the consolidated entity which held the resulting shares as security.

Dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan. The EOP is a legacy equity-linked performance plan as further allotments under the EOP were discontinued when the ESP was introduced in 1996, but existing shares and loans held by participants remain.

(vii) Holdings of Executive Directors and Senior Managers

Other than the allotments to those participants named above, there have been no allotments to Executive Directors or senior managers under any share based payment plan during the financial period.

The number of shares in the Company and in Austereo during the financial year in which the Directors and senior executives of the Company have a relevant interest, including their personally-related entities, are set out in Note 25 of the Financial Report.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2006

(26) SHARE BASED PAYMENT PLANS CONTINUED

(c) Option holdings of Key Management Personnel (Consolidated)

(i) Holdings of Options over shares in Village Roadshow Limited of Key Management Personnel during the year

Name	Balance at beginning of period	Granted as remuner-ation	Options Exercised	Net Change Other	Balance at end of period	Vested and exercisable at the end of the year
Directors						
Graham W. Burke	6,000,000	-	-	-	6,000,000	6,000,000
Executives						
Nil						

Other than the 'in substance options' described in (b) above, no options are vested and unexercisable at the end of the year.

(ii) Holdings of 'In Substance Options' of Key Management Personnel in shares in Village Roadshow Limited during the year

Name	Balance at the start of the year		Granted as remuneration		On exercise of options	Net change other		Balance at the end of the year	
	Ord.	Pref.	Ord.	Pref.	Ord./Pref.	Ord.	Pref.	Ord.	Pref.
Directors									
Peter E. Foo	-	-	1,000,000	1,000,000	-	-	-	1,000,000	1,000,000
Peter M. Harvie	257,400	242,900	-	-	-	-	-	257,400	242,900
Executives								-	-
Philip S. Leggo	64,350	514,300	-	-	-	-	-	64,350	514,300
Julie E. Raffe	-	350,000	-	-	-	-	-	-	350,000
Gregory Basser	-	800,000	-	533,333	-	-	(533,333)	-	800,000
Tony N. Pane	-	450,000	-	-	-	-	-	-	450,000
Simon T. Phillipson	-	300,000	-	-	-	-	-	-	300,000
Tim Carroll	-	200,000	-	-	-	-	-	-	200,000
Peter J. Davey	-	-	-	-	-	-	-	-	-

(iii) Holdings of 'In Substance Options' of Key Management Personnel in shares in Austereo Group Limited during the year

Name	Balance at the start of the year	Granted as remuneration	On exercise of options	Net change other	Balance at the end of the year
	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Directors					
Peter M. Harvie	1,030,001	-	-	-	1,030,001

(d) 'In Substance Option' Loans to Key Management Personnel (Consolidated)

(i) Details of aggregates of 'In Substance Option' loans to Key Management Personnel are as follows:

	Balance at the start of the year $	Interest charged $	Interest not charged * $	Write-off $	Balance at the end of the year $	Number in group at the end of the year No.
Year ended 30 June 2006						
Directors	3,482,947	211,296	138,732	-	8,541,360	2
Executives	5,454,354	269,742	9,283	-	4,966,969	6
Total KMP	**8,937,301**	**481,038**	**148,015**	**-**	**13,508,329**	**8**
Year ended 30 June 2005						
Directors	3,432,054	119,180	75,421	-	3,482,947	1
Executives	4,907,520	259,047	11,697	-	5,454,354	6
Total KMP	**8,339,574**	**378,227**	**87,118**	**-**	**8,937,301**	**7**

(26) SHARE BASED PAYMENT PLANS CONTINUED

(d) 'In Substance Option' Loans to Key Management Personnel (Consolidated) continued

(ii) Details of individuals with 'In Substance Option' loans above $100,000 in the reporting period are as follows:

30 June 2006

	Balance at the start of the year $	Interest charged $	Interest not charged [1] $	Write-off $	Balance at the end of the year $	Highest owing in period $
Directors						
Peter M. Harvie	3,482,947	119,077	78,647	-	3,489,141	3,539,642
Peter E. Foo	-	92,219	60,085	-	5,052,219	5,052,219
Executives						
Philip S. Leggo	1,172,445	59,705	-	-	1,180,491	1,199,783
Julie E. Raffe	648,392	35,000	-	-	647,779	660,186
Gregory Basser	1,875,983	80,037	9,283	-	1,382,827	1,902,978
Tony N. Pane	833,879	45,000	-	-	833,092	849,044
Simon T. Phillipson	555,911	30,000	-	-	555,386	566,021
Tim Carroll	367,444	20,000	-	-	367,394	374,484

30 June 2005

	Balance at the start of the year $	Interest charged $	Interest not charged [1] $	Write-off $	Balance at the end of the year $	Highest owing in period $
Directors						
Peter M. Harvie	3,432,054	119,180	75,421	-	3,482,947	3,522,580
Executives						
Philip S. Leggo	835,611	49,047	-	-	1,172,445	1,178,679
Julie E. Raffe	613,392	35,000	-	-	648,392	648,392
Gregory Basser	1,795,983	80,000	11,697	-	1,875,983	1,876,019
Tony N. Pane	788,879	45,000	-	-	833,879	833,879
Simon T. Phillipson	525,911	30,000	-	-	555,911	555,911
Tim Carroll	347,744	20,000	-	-	367,744	367,744

[1] Refers to aggregate net non-monetary benefit to reflect the value of the difference between the interest at the deemed arms length market interest rate and the actual interest rate charged and paid and payable on a cents per share basis on 'in substance option' loans for shares held under the Company's various executive incentive share plans. In relation to Messrs. P.E. Foo and G. Basser, the benefit thereon in effect is already included in the notional cost of the relevant share-based payments.

(iii) Summary of terms and conditions of 'In Substance Option' loans to Key Management Personnel

Under the terms of the Executive & Employee Option Plan Loan Facility, dividends are used to repay the interest accrued with any surplus dividend payment used to repay the capital amount of the loan.

Under the terms of the Executive Share Plan Loan Facility, the first 10 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Senior Executive Share Plan, the first 10 cents of every preference dividend and the first 7 cents of every ordinary dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

Under the terms of the Austereo Group Limited Executive Share Plan & Loan Facility, the first 6 cents of every dividend per share is used to repay the interest accrued and 50% of any remaining dividend per share is used to repay the capital amount of the loan.

No write-downs or allowances for doubtful receivables have been recognised in relation to the principal amounts of any loans made to Key Management Personnel.

(iv) Number and weighted average exercise prices ('WAEP') and movements of 'In Substance Options' of Key Management Personnel during the year (excluding the rights under the VRPG LTI, for which a WAEP is unable to be calculated)

	2006 Number	2006 WAEP - $	2005 Number	2005 WAEP - $
Outstanding at Beginning of Year	15,150,625	2.79	18,018,125	2.68
Granted during the Year	2,533,333	2.25	150,000	1.92
Forfeited during the Year	(1,061,958)	2.38	(2,637,500)	2.13
Exercised during the Year	(85,000)	1.82	(380,000)	1.83
Expired during the year	-	-	-	-
Outstanding at the end of the Year	16,537,000	2.74	15,150,625	2.79
Exerciseable at the end of the Year	13,731,667	2.88	10,850,092	2.63

(v) The outstanding balance as at 30 June 2006 is represented by:

Executive & Employee Option Plan: 407,550 options over ordinary shares in the Company with an exercise price of $2.63 each, and 71,500 options over preference shares in the Company with an exercise price of $1.85 each.

Executive Share Plan and Loan Facility: 5,455,000 options over preference shares in the Company with exercise prices ranging from $1.40 to $3.64.

Senior Executive Share Plan: 1,000,000 options over ordinary shares in the Company with an exercise price of $2.67 each, and 1,000,000 options over preference shares in the Company with an exercise price of $2.29 each.

Option Plan for Managing Director: 6,000,000 options over ordinary shares in the Company with exercise prices of $3.00, $4.00 and $5.00 each (2,000,000 options at each price), with an expiry date of 30 November 2007.

Austereo Group Limited's Executive Share Plan and Loan Facility: 2,602,950 options over ordinary shares in Austereo Group Limited with an exercise price of $1.84 each.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2006

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
(27) REMUNERATION OF AUDITORS				
The auditor of Village Roadshow Limited is Ernst & Young.				
Aggregate remuneration received or due and receivable by Ernst & Young, directly or indirectly from the parent entity or any related entity, in connection with -				
Ernst & Young (Australia) -				
An audit or review of the financial report of the entity and any other entity in the consolidated group	1,449	1,247	200	170
Other services in relation to the entity and any other entity in the consolidated group				
- Tax (including Tax Consolidation matters in 2005)	498	1,003	100	130
- Corporate Finance	65	431	-	-
- Assurance related (including AIFRS conversion in 2006)	594	315	200	25
- Other	-	24	-	-
	2,606	3,020	500	325
Auditors other than Ernst & Young (Australia) -				
An audit or review of the financial reports of any entity in the group	552	293	-	-
Other services in relation to the entity and any other entity in the consolidated group				
- Tax	784	208	-	-
- Assurance related	-	155	-	-
	1,336	656	-	-
	3,942	3,676	500	325

(28) EVENTS SUBSEQUENT TO REPORTING DATE

Other than the following, there have been no material transactions which significantly affect the financial or operational position of the Group since the end of the financial year.

Acquisition of Warner Bros.' Australian Theme Parks interests:

As advised to Australian Stock Exchange Ltd. on 29 May 2006, the Village Roadshow Limited group ("VRL group") has acquired all of Warner Bros. interests in the previously jointly owned Australian Theme Parks for a payment of $254 million.

The transaction, which was effective on 3 July 2006, has resulted in the VRL group acquiring the companies which hold those interests and Warner Bros.' share of associated bank debt ($64.5 million). The acquisition has been funded by a drawdown on the VRL group bank facilities and from existing cash reserves. As a result of this transaction, the VRL group now owns 100% of:

- Warner Bros. Movie World
- Sea World
- Wet 'n' Wild Water World
- Australian Outback Spectacular
- Paradise Country
- Warner Roadshow Studios

The VRL group has also moved to a 50% ultimate ownership interest in the Sea World Nara Hotel (since this transaction, the VRL group has entered into a conditional heads of agreement with Nara Australia Limited to buy the remaining 50% of shares in Sea World Nara for $20 million plus the assumption of debt of approximately $5.5 million). The VRL group will continue to partner with Warner Bros. in theme parks in Australia via a long term licensing agreement. The transaction also provides for the VRL group to explore with Warner Bros. theme park opportunities in Asia.

The allocation of the total purchase price to the additional assets and liabilities acquired is still being determined.

Finalisation of exit from two remaining cinemas in Austria:

As advised to Australian Stock Exchange Ltd. on 30 May 2006, the VRL group was in advanced discussions to exit its two remaining cinemas in Austria. Subsequent to 30 June 2006, agreements have been signed with the landlords of those two cinemas, and these exits will be effective from 25 September 2006.

(29) INTERESTS IN JOINTLY CONTROLLED OPERATIONS

Interests in jointly controlled continuing operations:

Names and principal activities of jointly controlled operations, the percentage interest held by entities in the Group and the contributions of those jointly controlled operations to results after tax -

			CONTRIBUTIONS TO OPERATING PROFIT AFTER TAX	
NAME	PRINCIPAL ACTIVITY	% INTEREST HELD 2006	2006 $'000	2005 $'000
Adelaide Nova / Palace	Cinema operator	25.00%	13	63
Austereo / Simon Richards	Direct marketing	-	-	(995)
Austereo TV	TV production	50.00%	-	-
Australian Theatres	Multiplex cinema operators	50.00%	16,111	16,798
Browns Plains Multiplex Cinemas	Multiplex cinema operators	33.33%	50	54
Canberra FM Radio	Radio broadcasting	29.96%	-	1,856
Carlton Nova / Palace	Cinema operator	25.00%	471	350
Castle Towers Multiplex Cinemas	Multiplex cinema operators	33.33%	1,011	1,267
Data Sell Teleservices	Teleservices	-	-	-
Eye Village	Mall advertising	-	-	-
Geelong Cinema	Cinema operator	50.00%	152	115
Jam Factory Cinema	Cinema operator	50.00%	(300)	398
Jam Factory Shopping Centre	Non-operating	50.00%	92	14
Luna/Palace Cinema	Cinema operator	25.00%	100	172
MCM Entertainment	Music media	-	-	364
Morwell Multiplex Cinemas	Cinema operator	75.00%	305	305
Movieline	Cinema ticket seller	33.33%	-	-
Mt. Gravatt Multiplex Cinemas	Cinema operator	33.33%	776	766
Parramatta Cinemas	Cinema operator	50.00%	61	(4,287)
Village / GUO / BCC Cinemas	Cinema operator	50.00%	1,612	1,421
Village / Sali Cinemas Bendigo	Cinema operator	50.00%	489	513
Village Anderson Cinemas	Cinema operator	50.00%	921	620
Village Palace Cinemas	Cinema operator	50.00%	(894)	(1,064)
Village Warrnambool Cinemas	Cinema operators	50.00%	172	133
Movie World Holdings	Theme park, Queensland	33.33%	3,853	4,315
Warner Village Cinema Operating Assets	Property owner/lessor	50.00%	-	-
Warner Village Cinema Properties	Property owner/lessor	-	-	582
Warner Village Exhibition Operating Assets	Property owner/lessor	49.99%	-	-
Warner Village Exhibition Properties	Property owner/lessor	-	-	-
			24,995	23,760

There were no impairment losses in the jointly controlled operations.

	CONSOLIDATED	
	2006 $'000	2005 $'000
Aggregate share of assets in jointly controlled continuing operations -		
Current assets:		
Cash	13,599	10,574
Receivables	5,980	4,689
Inventories	1,127	755
Other	404	908
Non-current assets:		
Property, plant & equipment	127,529	118,528
Radio licence	-	-
Receivables	19,205	71,491
Other	551	540
	168,395	207,485

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2006

(30) SEGMENT REPORTING
(a) Reporting by business segments[1,2] (Notes: refer page 80)

	CINEMA EXHIBITION 2006 $ '000	CINEMA EXHIBITION 2005 $ '000	THEME PARKS 2006 $ '000	THEME PARKS 2005 $ '000	RADIO 2006 $ '000	RADIO 2005 $ '000	FILM PRODUCTION 2006 $ '000	FILM PRODUCTION 2005 $ '000	FILM DISTRIBUTION 2006 $ '000	FILM DISTRIBUTION 2005 $ '000	OTHER 2006 $ '000	OTHER 2005 $ '000	TOTAL 2006 $ '000	TOTAL 2005 $ '000
Amounts including material items of income and expense & discontinued operations														
Total segment revenue - continuing	285,069	269,026	14,081	14,403	235,022	246,908	928,930	828,060	-	-	47,612	48,028	1,510,714	1,406,425
Result														
Segment results - continuing	(1,192)	18,796	(458)	6,085	68,038	66,095	36,303	50,996	(222)	260	(121,480)	(92,256)	(19,011)	49,976
Equity accounted net profit (loss) - continuing	3,555	989	3,301	13,628	2,061	1,876	-	-	16,884	17,347	(296)	-	25,505	33,840
Profit (loss) before tax - continuing													**6,494**	**83,816**
Income tax revenue (expense) - continuing													(9,640)	(36,979)
Profit (loss) after tax from continuing operations													**(3,146)**	**46,837**
Profit (loss) after tax from discontinued operations													(17,800)	18,107
Net profit (loss) for the period													**(20,946)**	**64,944**
Profit attributed to minority interest													14,163	15,623
Net profit attributable to members													**(35,109)**	**49,321**
Depreciation and amortisation expense - continuing	19,876	18,113	4,403	3,627	6,900	8,357	272,825	273,097	-	-	3,205	3,630	307,209	306,824
Non-cash expenses other than depreciation - continuing	(7,754)	1,934	4,917	6	663	898	(2)	(3)	-	-	11,141	499	8,965	3,334
Segment assets	384,851	287,293	64,044	68,942	542,836	537,408	874,906	976,808	58,024	54,121	311,719	264,536	2,236,380	2,189,108
Segment liabilities	65,151	56,054	859	579	60,878	55,089	44,735	84,603	32,279	24,796	1,442,152	1,295,571	1,646,054	1,516,692
Equity-accounted investments included in segment assets	13,771	11,688	19,828	24,713	6,196	6,017	-	-	58,024	54,121	(248)	(248)	97,571	96,291
Acquisition of property, plant & equipment and intangible assets	78,962	35,846	22,339	11,411	9,745	8,225	1,956	338	-	-	5,812	5,084	118,814	60,904

	CINEMA EXHIBITION 2006	CINEMA EXHIBITION 2005	THEME PARKS 2006	THEME PARKS 2005	RADIO 2006	RADIO 2005	FILM PRODUCTION 2006	FILM PRODUCTION 2005	FILM DISTRIBUTION 2006	FILM DISTRIBUTION 2005	OTHER 2006	OTHER 2005	TOTAL 2006	TOTAL 2005
Amounts excluding material items of income and expense & discontinued operations														
Total segment revenue	285,069	269,026	14,081	14,403	235,022	246,908	928,930	828,060	-	-	47,612	48,028	1,510,714	1,406,425
Segment result	(1,192)	18,796	4,454	6,085	68,038	66,095	75,328	75,895	(222)	260	(115,700)	(106,957)	30,706	60,174
Share of associates net profit (loss)	3,555	989	3,301	13,628	2,061	1,876	-	-	16,884	17,347	(296)	-	25,505	33,84[illegible]
Profit (loss) before tax													58,211	94,014
Income tax revenue (expense)													(21,947)	(43,32[illegible]
Net profit													34,264	50,69[illegible]
Profit attributed to minority interest													14,163	15,62[illegible]
Net profit attributable to members													20,101	35,068

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2006

(30) SEGMENT REPORTING continued

(b) Reporting by geographic segments[2]

	AUSTRALIA		USA		BRITISH VIRGIN ISLANDS		NEW ZEALAND		ASIA		SOUTH AMERICA		EUROPE		UNALLOCATED		TOTAL	
	2006 $ '000	2005 $ '000	2006 $ '000	2005 $ '000	2006 $ '000	2005 $ '000	2006 $ '000	2005 $ '000	2006 $ '000	2005 $ '000	2006 $ '000	2005 $ '000	2006 $ '000	2005 $ '000	2006 $ '000	2005 $ '000	2006 $ '000	2005 $ '000
Amounts including material items of income and expense & discontinued operations																		
Total segment revenue - continuing	389,362	358,459	-	249	992,459	931,387	-	-	2,146	3,552	-	-	111,908	103,483	14,839	9,295	1,510,714	1,406,425
Equity accounted net profit (loss)	22,682	33,174	-	-	-	-	-	-	4,034	573	-	-	(1,211)	93	-	-	25,505	33,840
Segment assets	900,711	900,955	1,629	4,412	861,081	904,978	738	906	24,121	17,734	-	-	200,927	142,822	247,173	217,301	2,236,380	2,189,108
Equity-accounted investments included in segment assets	96,248	90,742	-	-	-	-	-	-	686	56	-	-	637	5,493	-	-	97,571	96,291
Acquisition of property, plant & equipment and intangible assets	58,866	57,325	261	-	1,648	-	-	-	-	-	-	-	48,813	2,868	9,226	711	118,814	60,904
Amounts excluding material items of income and expense & discontinued operations																		
Revenue from external customers	389,362	358,459	-	249	992,459	931,387	-	-	2,146	3,552	-	-	111,908	103,483	14,839	9,295	1,510,714	1,406,425
Equity accounted net profit (loss)	22,682	33,174	-	-	-	-	-	-	4,034	573	-	-	(1,211)	93	-	-	25,505	33,840

Notes (for business and geographic segment reporting):

1 Description of Business Segments:

Cinema Exhibition:	Cinema exhibition operations.
Theme Parks:	Theme park operations.
Radio:	FM radio operations.
Film Production:	Film production operations.
Film Distribution:	Film, DVD & video distribution operations.

2 For primary segment reporting purposes, Leisure and Singapore Distribution business unit results are combined with Cinema Exhibition, the Australian and New Zealand Distribution results are separately reported as Film Distribution and the Greece Distribution business unit results are included with the unallocated amounts.

The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments or secondary geographic segments, and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of interest revenue & profit on disposal of assets (excluded from Segment Revenue), interest revenue & expense, & profit/loss on disposal of assets (excluded from Segment Result), cash, investments which are not equity accounted, loans receivable (other than loans to associates) & tax assets (excluded from Segment Assets) and borrowings, loans payable (other than loans from associates) and tax liabilities (excluded from Segment Liabilities).

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(31) DISCONTINUED OPERATIONS

During the year ended 30 June 2006, the economic entity discontinued the cinema operations in Argentina, United Kingdom, New Zealand & Fiji as a result of sales. The economic entity also continued to wind down the operations which were discontinued in prior periods, and it is noted that residual matters in relation to Germany were completed during the year, and agreements with landlords have been signed which will result in the exits of the economic entity's two remaining cinemas in Austria, effective from 25 September 2006. The cinema operations of both Germany & Austria were classified as Discontinued Operations in previous financial years. The results of discontinued cinema operations are included in the Cinema Exhibition business segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity. During the year ended 30 June 2005, the economic entity discontinued the cinema operations in Taiwan as a result of sale.

	NZ & FIJI 2006 $ '000	UK 2006 $ '000	GERMANY 2006 $ '000	AUSTRIA 2006 $ '000	ARGENTINA 2006 $ '000	TOTAL CINEMA EXHIBITION 2006 $ '000	TOTAL GROUP 2006 $ '000
(i) Income Statement Information							
Revenues	27,356	27,582	-	12,124	-	67,062	67,062
Other income	16,545	321	727	234	5,361	23,188	23,188
Share of net profits (losses) of associates	(1,075)	-	-	-	-	(1,075)	(1,075)
Finance costs	-	-	-	-	-	-	-
Expenses excluding finance costs	25,474	75,159	2,594	16,945	-	120,172	120,172
Profit (loss) from discontinued operations before tax	17,352	(47,256)	(1,867)	(4,587)	5,361	(30,997)	(30,997)
Income tax revenue (expense)	(100)	13,297	-	-	-	13,197	13,197
Profit (loss) from discontinued operations after tax	17,252	(33,959)	(1,867)	(4,587)	5,361	(17,800)	(17,800)
(ii) Cash flow Information							
The consolidated net cash flows of the discontinued operation during the reporting period were as follows:							
Net operating cash flows	2,752	(4,656)	(1,554)	(2,350)	-	(5,808)	(5,808)
Net investing cash flows	(4,771)	(32,108)	-	-	5,361	(31,518)	(31,518)
Net financing cash flows	-	(8,088)	-	-	-	(8,088)	(8,088)
Total net cash flows	(2,019)	(44,852)	(1,554)	(2,350)	5,361	(45,414)	(45,414)
(iii) Balance Sheet/Other Information							
Assets - carrying amount at balance date	-	1,686	882	1,477	-	4,045	4,045
Liabilities at balance date	-	9,023	9,301	1,219	-	19,543	19,543
Net assets (liabilities) at balance date	-	(7,337)	(8,419)	258	-	(15,498)	(15,498)
Consideration received or receivable							
Cash and cash equivalents consideration	-	(32,108)	-	-	5,361	(26,747)	(26,747)
Present value of deferred sales proceeds	41,827	-	-	-	-	41,827	41,827
Total disposal consideration	41,827	(32,108)	-	-	5,361	15,080	15,080
Net assets disposed of	28,040	11,133			-	39,173	39,173
Gain (Loss) on disposal of net assets before income tax	13,787	(43,241)	-	-	5,361	(24,093)	(24,093)
Tax expense (credit) relating to disposal of net assets	100	(13,297)	-	-	-	(13,197)	(13,197)
Gain (Loss) on disposal of net assets after income tax	13,687	(29,944)	-	-	5,361	(10,896)	(10,896)
With the exception of the United Kingdom cinema operations, the proceeds on sale exceeded the book value of the related net assets and accordingly no impairment losses were recognised on the reclassification of these operations as held for sale.							
(iv) Net cash inflow on disposal							
Cash and cash equivalents consideration	-	(32,108)	-	-	5,361	(26,747)	(26,747)
Less cash and cash equivalents balance disposed of	(1,080)	-	-	-	-	(1,080)	(1,080)
Reflected in the cash flow statement	(1,080)	(32,108)	-	-	5,361	(27,827)	(27,827)
(v) Earnings per share (cents per share)							
- Basic from discontinued operations							(11.13)
- Diluted from discontinued operations							(11.13)
(vi) Expenditure commitments:							
Operating leases - minimum lease payments							-
Other expenditure commitments							-

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2006

(31) DISCONTINUED OPERATIONS continued

	NZ & Fiji 2005 $ '000	UK 2005 $ '000	GERMANY 2005 $ '000	AUSTRIA 2005 $ '000	TAIWAN 2005 $ '000	ARGENTINA 2005 $ '000	TOTAL CINEMA EXHIBITION 2005 $ '000	TOTAL GROUP 2005 $ '000
(i) Income Statement Information								
Revenues	25,540	30,573	17	11,293	-	-	67,423	67,423
Other income	1,568	267	4	275	49,236	-	51,350	51,350
Share of net profits (losses) of associates	122	-	-	-	-	-	122	122
Finance costs	4	21	-	-	-	-	25	25
Expenses excluding finance costs	23,234	34,206	2,117	14,376	26,830	-	100,763	100,763
Profit (loss) from discontinued operations before tax	3,992	(3,387)	(2,096)	(2,808)	22,406	-	18,107	18,107
Income tax revenue (expense)	-	-	-	-	-	-	-	-
Profit (loss) from discontinued operations after tax	3,992	(3,387)	(2,096)	(2,808)	22,406	-	18,107	18,107
(ii) Cash flow Information								
The consolidated net cash flows of the discontinued operation during the reporting period were as follows:								
Net operating cash flows	4,538	1,323	(2,667)	(439)	374	-	3,129	3,129
Net investing cash flows	(407)	(254)	-	-	26,073	-	25,412	25,412
Net financing cash flows	-	-	-	-	-	-	-	-
Total net cash flows	4,131	1,069	(2,667)	(439)	26,447	-	28,541	28,541
(iii) Balance Sheet/Other Information								
Assets - carrying amount at balance date	27,189	30,306	2,318	637	-	-	60,450	60,450
Liabilities at balance date	2,714	28,860	3,977	6,948	-	-	42,499	42,499
Net assets (liabilities) at balance date	24,475	1,446	(1,659)	(6,311)	-	-	17,951	17,951
Consideration received or receivable								
Cash and cash equivalents consideration	-	-	-	-	25,923	-	25,923	25,923
Present value of deferred sales proceeds							-	-
Total disposal consideration	-	-	-	-	25,923	-	25,923	25,923
Net assets disposed of	-	-	-	-	3,890	-	3,890	3,890
Gain (Loss) on disposal of net assets before income tax	-	-	-	-	22,033	-	22,033	22,033
Tax expense (credit) relating to disposal of net assets	-	-	-	-	-	-	-	-
Gain (Loss) on disposal of net assets after income tax								
The proceeds on sale exceeded the book value of the related net assets and accordingly no impairment losses were recognised on the reclassification of these operations as held for sale.								
(iv) Net cash inflow on disposal								
Cash and cash equivalents consideration	-	-	-	-	25,923	-	25,923	25,923
Less cash and cash equivalents balance disposed of	-	-	-	-	-	-	-	-
Reflected in the cash flow statement	-	-	-	-	25,923	-	25,923	25,923
(v) Earnings per share (cents per share)								
- Basic from discontinued operations								9.72
- Diluted from discontinued operations								9.72
(vi) Expenditure commitments:								
Operating leases - minimum lease payments								
Payable within 1 year								15,591
Payable between 1 and 5 years								61,669
Payable after 5 years								194,903
								272,163
Other expenditure commitments								
Payable within 1 year								9,920

(32) FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise bank loans and overdrafts, convertible notes, finance leases and hire purchase contracts, and cash and short-term deposits.

The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group also enters into derivative transactions, including principally interest rate swaps. The purpose is to manage the interest rate risks arising from the Group's sources of finance. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, liquidity risk and credit risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

Details of significant accounting policies and methods adopted, including criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long term debt obligations with a floating interest rate.

The Group enters into interest rate swap or cap agreements ("interest rate hedges") that are used to convert the variable interest rates attached to various of its specific facilities into fixed interest rates, or to limit interest rate exposure. The interest rate hedges are entered into with the objective of ensuring that earnings are not subject to wide fluctuations caused by fluctuating interest commitments and ensuring compliance with loan covenants. Prior to 1 July 2005, interest rate hedges were not recognised in the financial statements.

At balance date, various entities within the Group had entered into interest rate hedges covering debts totalling $931.5 million (2005: $956 million). These interest rate hedges covered approximately 77% (2005: 89%) of total borrowings of the Group drawn down at balance date. The majority of the interest rate hedges mature in the medium to long term.

Foreign currency risk

As a result of the Film Production division's significant assets and liabilities denominated in USD, the Group's gross assets and liabilities can be significantly affected by movements in the USD/AUD exchange rate, however the impact on net assets is minimised due to the majority of this division's transactions and balances being denominated in USD.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's functional currency.

The Group requires all of its divisions to use forward currency contracts to eliminate the currency exposure on any individual transactions in excess of A$0.5 million, which are required to be taken out immediately when a firm commitment has occurred. The forward currency contracts must be in the same currency as the hedged item. It is the Group's policy not to enter into forward contracts until a firm commitment is in place.

It is the Group's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximise hedge effectiveness.

Commodity price risk

The Group's exposure to price risk is minimal.

Credit risk

The Group trades only with recognised, creditworthy third parties. As the Group only trades with recognised third parties, there is no requirement for collateral.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

Credit risk in trade receivables is managed in the following ways:

- payment terms are generally 30 days;
- a risk assessment process is used for customers over $50,000.

The Group's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet. The maximum credit risk exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

In relation to derivative financial instruments, whether recognised or unrecognised, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure in relation to these is as follows:

Concentrations of credit risk:

The majority of the value of the Production segment's trade debtors are with one entity, which is located in the United Kingdom. This trade accounts receivable amount is guaranteed by a substantial wholly-owned subsidiary of the United Kingdom entity's parent company. That parent entity is listed on the New York Stock Exchange, and there are a large number of underlying customers which make up this trade accounts receivable amount within the Film Production segment, which are located in a large number of countries.

In relation to the remaining segments, the Company minimises concentrations of credit risk in relation to trade accounts receivable by undertaking transactions with a large number of customers within the specified industries. The customers in the remaining segments are mainly concentrated in Australia. Refer also to Note 30 - Segment reporting. Concentrations of credit risk on trade accounts receivable arise in the following industries:

MAXIMUM CREDIT RISK EXPOSURE FOR EACH CONCENTRATION

	PERCENTAGE OF TOTAL TRADE DEBTORS		CONSOLIDATED TOTAL BALANCE	
	2006	2005	2006	2005
INDUSTRY SEGMENT:	%	%	$'000	$'000
Cinema Exhibition	36	15	80,911	40,810
Theme parks	-	2	992	6,534
Radio	20	18	46,594	50,405
Film Production	38	61	86,846	166,633
Film Distribution	-	-	-	-
Other	6	4	12,568	8,678
	100	100	227,911	273,060

Liquidity Risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans, convertible notes, preference shares, finance leases and hire purchase contracts.

(32) FINANCIAL INSTRUMENTS continued

(b) Terms, conditions and accounting policies

The Group's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument, both recognised and unrecognised at balance date, are as follows:

Recognised Financial Instruments

(i) *Financial assets*

Receivables - trade debtors:
Trade debtors are carried at nominal amounts due less any allowance for doubtful debts. An allowance for doubtful debts is recognised when there is objective evidence that the Group will not be able to collect the debt. Credit sales are normally settled on 30 - 90 day terms.

Receivables - associated entities and other advances:
Amounts (other than trade debts) receivable from associated entities and for other advances are carried at nominal amounts due. Interest, when charged, is recognised in the Income Statement on an accrual basis. There are no fixed settlement terms.

Unsecured advances:
Unsecured advances are shown at cost. Interest, when charged, is recognised in the Income Statement on an accrual basis. There are no fixed settlement terms.

Available for sale investments
Available for sale investments are shown at fair value.

(ii) *Financial liabilities*

Trade and sundry creditors:
Creditors are recognised at amounts to be paid in the future for goods and services already received, whether or not billed to the Group. They are non-interest bearing and are normally settled on 30 day terms.

Accounts payable - associated and other entities:
Amounts owing to associated and other entities are carried at the principal amount. Interest, when charged, is recognised in the Income Statement on an accruals basis. There are no fixed settlement terms.

Secured and unsecured borrowings:
All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the liabilities are de-recognised. Interest is recognised in the Income Statement on an accrual basis. Bank loans are repayable either monthly, quarterly, bi-annually, annually or at expiry with terms ranging from less than one year to greater than five years. While interest is charged either at the bank's floating rate or at a contracted rate above the Australian dollar BBSY rate, certain borrowings are subject to interest rate swaps. Refer interest rate swaps section below.

Details of security over bank loans is set out in Note 16.

Convertible Notes:
Refer Note 16 for details in relation to convertible notes issued by the parent entity.

Finance lease liabilities:
Finance lease liabilities are accounted for in accordance with AASB 117 Leases. As at balance date, the Group had finance leases with an average lease term of 3 years. The average discount rate implicit in the leases is 6.82% p.a.

Interest rate swaps:
At balance date, the Group had interest rate swap agreements in place designated as hedges of future interest expense. Such agreements are being used to hedge the cash flow interest rate risk of long-term debt obligations with a floating interest rate.

Interest rate caps:
At balance date, the Group had an interest rate cap agreement in place. This agreement is being used to assist in hedging the cash flow interest rate risk of long-term debt obligations with a floating interest rate.

The interest rate swaps have the same critical terms as the long-term debt obligations. The interest rate cap has been based on the long-term debt obligations, but exceeds the estimated drawn balances of the long-term debt.

Prior to 1 July 2005, interest rate swaps and caps were not recognised on the balance sheet. Refer to note 35(iii) for impact of adoption of AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement.*

(iii) *Equity*

Ordinary shares:
From 1 July 1998, ordinary share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, ordinary share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Note 19.

Preference shares:
From 1 July 1998, preference share capital has been increased based on the proceeds received from shares issued (less direct share issue costs), and decreased based on the buyback cost (including direct buyback costs). Prior to that date, preference share capital was recognised at the par value of the amount paid up, and any excess between the par value and the issue price was recorded in the share premium reserve. Details of shares issued and the terms and conditions of options outstanding over preference shares at balance date are set out in Note 19.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054
Notes to the Financial Statements continued
FOR THE YEAR ENDED 30 JUNE 2006

(32) FINANCIAL INSTRUMENTS CONTINUED
(c) Interest rate risk
The following table sets out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

	FLOATING INTEREST RATE		FIXED INTEREST RATE MATURING IN: 1 YEAR OR LESS		OVER 1 YEAR TO 5 YEARS		MORE THAN 5 YEARS		NON-INTEREST BEARING		TOTAL CARRYING AMOUNT AS PER BALANCE SHEET		WEIGHTED AVERAGE EFFECTIVE INTEREST RATE	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
CONSOLIDATED	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000	%	%
(i) Financial assets														
Cash	176,205	95,303	-	-	-	-	-	-	-	-	176,205	95,303	4.94%	4.01%
Receivables - trade debtors	-	-	-	-	-	-	-	-	227,966	273,982	227,966	273,982	N/A	N/A
Receivables - associated entities and other advances	-	-	-	-	-	-	-	-	62,110	62,475	62,110	62,475	N/A	N/A
Unsecured advances	-	-	-	-	-	-	-	-	5,857	3,747	5,857	3,747	N/A	N/A
Available for sale investments	-	-	-	-	-	-	-	-	24,821	6,340	24,821	6,340	N/A	N/A
Derivatives - interest rate hedges	-	-	221	-	32,047	-	12,892	-	-	-	45,160	-	5.33%	N/A
Security deposits	-	91,659	-	-	-	-	-	-	2,777	1,645	2,777	93,304	N/A	2.73%
Total financial assets	176,205	186,962	221	-	32,047	-	12,892	-	323,531	348,189	544,896	535,151		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	186,931	195,820	186,931	195,820	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	37,393	30,474	37,393	30,474	N/A	N/A
Secured and unsecured borrowings [1]	126,450	92,751	322,111	363,556	765,902	578,027	-	20,888	-	-	1,214,463	1,055,222	6.93%	6.39%
Convertible notes	-	-	-	-	26,430	14,102	-	-	-	-	26,430	14,102	6.50%	6.50%
Finance lease liabilities	-	-	2,882	3,891	1,493	3,919	-	-	-	-	4,375	7,810	6.82%	6.80%
Derivatives - interest rate hedges	-	**	-	**	39	**	-	**	-	**	39	**	5.98%	N/A
Total financial liabilities	126,450	92,751	324,993	367,447	793,864	596,048	-	20,888	224,324	226,294	1,469,631	1,303,428		
PARENT														
(i) Financial assets														
Cash	25	8	-	-	-	-	-	-	-	-	25	8	2.10%	2.00%
Receivables - trade debtors	-	-	-	-	-	-	-	-	1,001	484	1,001	484	N/A	N/A
Receivables - associated entities and other advances	-	-	-	-	-	-	-	-	369,934	510,088	369,934	510,088	N/A	N/A
Unsecured advances	-	-	-	-	-	-	-	-	-	78	-	78	N/A	N/A
Available for sale investments	-	-	-	-	-	-	-	-	16	16	16	16	N/A	N/A
Total financial assets	25	8	-	-	-	-	-	-	370,951	510,666	370,976	510,674		
(ii) Financial liabilities														
Trade and sundry creditors	-	-	-	-	-	-	-	-	3,653	3,348	3,653	3,348	N/A	N/A
Accounts payable - associated and other entities	-	-	-	-	-	-	-	-	22,599	11,761	22,599	11,761	N/A	N/A
Convertible notes	-	-	-	-	26,430	14,102	-	-	-	-	26,430	14,102	6.50%	6.50%
Finance lease liabilities	-	-	1,025	1,676	220	1,065	-	-	-	-	1,245	2,741	6.35%	6.44%
Total financial liabilities	-	-	1,025	1,676	26,650	15,167	-	-	26,252	15,109	53,927	31,952		

N/A - not applicable for non-interest bearing financial instruments.

** Prior to 1 July 2005 interest rate swaps were not recognised on the balance sheet

[1] The majority of the economic entity's debt subject to a fixed interest rate is split between an interest rate swap and an interest rate cap. The floating market rate is applied to that proportion of the debt covered by the interest rate cap where it is less than the cap rate.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

(32) **FINANCIAL INSTRUMENTS** CONTINUED

(d) ***Fair values***

Set out below is a comparison by category of carrying amounts and fair values of all of the Group's financial instruments recognised in the financial statements, excluding those classified under discontinued operations.

	TOTAL CARRYING AMOUNT AS PER BALANCE SHEET		AGGREGATE NET FAIR VALUE	
	2006	2005	2006	2005
CONSOLIDATED	$'000	$'000	$'000	$'000
Financial assets:				
Cash	176,205	95,303	176,205	95,303
Receivables - trade debtors	227,966	273,982	227,966	273,982
Receivables - associated entities and other advances	62,110	62,475	53,154	56,259
Unsecured advances	5,857	3,747	5,557	3,555
Available for sale investments	24,821	6,340	24,821	6,340
Derivatives	45,160	-	45,160	-
Security Deposits	2,777	93,304	2,777	93,304
Total financial assets	544,896	535,151	535,640	528,743
Financial liabilities:				
Trade and sundry creditors	186,931	195,820	186,931	195,820
Accounts payable - associated and other entities	37,393	30,474	37,393	30,474
Secured and unsecured borrowings	1,214,463	1,055,222	1,094,077	965,849
Convertible notes	26,430	14,102	24,817	13,672
Finance lease liabilities	4,375	7,810	4,166	7,421
Derivatives	39	**	39	15,827
Total financial liabilities	1,469,631	1,303,428	1,347,423	1,229,063
PARENT ENTITY				
Financial assets:				
Cash	25	8	25	8
Receivables - trade debtors	1,001	484	1,001	484
Receivables - associated entities and other advances	369,934	510,088	316,592	410,236
Unsecured advances	-	78	-	78
Available for sale investments	16	16	16	16
Total financial assets	370,976	510,674	317,634	410,822
Financial liabilities:				
Trade and sundry creditors	3,653	3,348	3,653	3,348
Accounts payable - associated and other entities	22,599	11,761	22,599	11,761
Convertible notes	26,430	14,102	24,817	13,672
Finance lease liabilities	1,245	2,741	1,231	2,672
Total financial liabilities	53,927	31,952	52,300	31,453

** Prior to 1 July 2005, interest rate swaps were not recognised in the balance sheet. Refer to note 35(iii) for impact of adoption of AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement.*

Receivables from associated entities and other advances, secured advances and security deposits, are carried in excess of their net fair value. The Directors have decided not to write down these amounts since they expect to recover their full face values.

The following methods and assumptions are used to determine the fair values of financial assets and liabilities:

Cash, cash equivalents and short-term deposits:
The carrying amount approximates fair value because of short-term maturity.

Receivables and accounts payable - current:

The carrying amount approximates fair value because of short-term maturity.

Receivables - non current:
The fair values of non current receivables are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of arrangements.

Borrowings - current:

The carrying amount approximates fair value because of short-term maturity.

Borrowings - non current:

The fair values of non current borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of arrangements.

Convertible notes:
The fair value of the liability portion of the convertible notes is estimated using an equivalent market interest rate for a similar convertible bond.

Interest rate swaps:
The fair values of interest rate swap contracts is determined as the difference in present value of the future interest cash flows.

(33) NON-KEY MANAGEMENT PERSONNEL RELATED PARTY TRANSACTIONS

The following related party transactions occurred during the financial year and were conducted on normal commercial terms and conditions unless otherwise stated:

(a) Immediate Parent Entity

The Company's immediate parent entity is Village Roadshow Corporation Pty. Limited which is incorporated in Australia. The Company's ultimate parent entity is Positive Investments Pty. Limited which is incorporated in Australia.

(b) Controlled entities:

The Company and Austereo Group Limited ("Austereo") entered into an intercompany agreement in 2001 for the provision of corporate services that will maintain the relationship between the Company and Austereo in a manner that is consistent in all material respects with past practices. The results of the parent entity for the period include an amount of $250,000 (2005: $250,000) received by the Company in respect of this agreement.

During the financial year, Austereo recorded sales revenue of $572,000 (2005 $727,000) from the Village Roadshow Ltd. group and a further $1,858,000 (2005: $1,177,000) from the Roadshow Distributors Pty. Ltd. group (included in Sales revenue disclosures for associated entities below).

(c) Associated entities:

Revenues and expenses

The following transactions with associated entities were included in the determination of the operating profit before tax for the year (material amounts have been separately identified):

	CONSOLIDATED	
	2006	2005
	$'000	$'000
Dividend and trust distribution revenue:		
Sea World Property Trust	13,667	1,868
Roadshow Distributors Pty. Ltd.	9,000	-
Warner Village Exhibition Limited	-	10,460
Other	506	1,682
	23,173	14,010
Management & service fee revenue		
Roadshow Distributors Pty. Ltd.	5,751	5,486
Other	607	1,063
	6,358	6,549
Interest revenue[1]	2,133	2,187
Commissions & fee revenue	11	26
Sales revenue	1,858	1,177
Borrowing costs paid	838	938

[1] Refer Note 32 for interest rate risk on loans to associated entities.

(34) EMPLOYEES

The number of full-time equivalents employed as at 30 June 2006 was 1,355 (2005: 1,249).

(35) TRANSITION TO AIFRS

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in note 1. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 July 2004, the Group's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 *First-time adoption of AIFRS*.

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

AASB 1 transitional exemptions

AASB 1 allows first-time adopters certain exemptions from the general requirements to apply AIFRS retrospectively. The Group has taken the following exemptions:

Share-based payment transactions

AASB 2 *Share-based Payments* is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Financial Instruments and Derivatives

AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 132 *Financial Instruments: Presentation and Disclosure* have been applied from 1 July 2005.

Foreign Currency Translation

AASB 121 *The Effects of Changes in Foreign Exchange Rates* has not been applied in respect of cumulative translation differences that existed at the date of transition to AIFRS. The cumulative translation differences for all foreign operations were deemed to be zero at the date of transition.

Business Combinations

AASB 3 *Business Combinations* has not been applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

Explanation of material adjustments to the cash flow statement

There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

(i) Reconciliation of total equity as presented under A-GAAP to that under AIFRS

	CONSOLIDATED		VILLAGE ROADSHOW LIMITED	
	30-Jun-05	01-Jul-04	30-Jun-05	01-Jul-04
	$ '000 **	$ '000*	$ '000 **	$ '000*
Total equity under AGAAP	**771,763**	**948,718**	**1,690,540**	**1,772,183**
Adjustments to equity:				
Write back of radio licence amortisation (A)	300	-	-	-
Write back of goodwill amortisation (A)	4,787	-	-	-
Impairment of radio licences (B)	(5,104)	(5,104)	-	-
Impairment of assets excluding radio licences (B)	(31,931)	(35,678)	(356,433)	(101,611)
Recognition of deferred tax balances under AASB 112 (C)	(6,084)	5,911	(31)	(31)
Recognition of Decommissioning Assets and Provisions (D)	(1,881)	(1,666)	-	-
Revenue Recognition adjustments (E)	(131)	(169)	-	-
Equity accounted investment net asset adjustment (F)	(31,905)	(33,300)	-	-
Equity accounted net investment adjustment (G)	(11,640)	(33,799)	-	-
Reclassification to equity reserve of loans to employees under share plan (H)	(18,301)	(24,215)	(13,245)	(17,212)
Restatement of FCTR on transition (I)	2,543	84	-	-
Total equity under AIFRS	**672,416**	**820,782**	**1,320,831**	**1,653,329**

* This column represents the adjustments as at the date of transition to AIFRS.

** This column represents the cumulative adjustments as at the date of transition to AIFRS and those for the year ended 30 June 2005

(A) Amortisation of radio licences with indefinite useful lives is not required under AASB 138 *Intangible Assets*, and amortisation of goodwill is prohibited under AASB 3 *Business Combinations*.

(B) Under AASB 136 *Impairment of Assets* the recoverable amount of an asset is determined as the higher of its fair value less costs to sell and value in use. The consolidated entity's assets were tested for impairment as part of the cash generating unit to which they belong and impairment losses were recognised under AIFRS.

(C) Under AASB 112 *Income Taxes*, the balance sheet method is used to account for deferred taxes. This has resulted in adjustments to both the deferred tax asset and deferred tax liability.

(D) AASB 116 *Property, Plant and Equipment*, requires the cost of leasehold improvements to include an estimate of the costs to remove those improvements at the end of the lease term where such an obligation exists to the lessor. These costs are then required to be depreciated. A corresponding liability is recognised in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets*.

(E) The requirements of AASB 118 *Revenue* have resulted in some immaterial changes to the revenue recognition of a few sale transactions (e.g. recognition of revenue in respect of Annual Passes to Theme Park sites).

(F) Adjustment required to the underlying balance sheet of the associates on transition to AIFRS.

(G) Under AASB 128 *Investments in Associates*, an investor's interest in an associate includes the carrying amount of the investment together with any long-term interests that, in substance, form part of the investors investment in the associate (e.g. long term loans). Losses recognised under the equity method in excess of the investor's investment in ordinary shares are applied to the other components of the investor's interest in an associate in the reverse order of their priority in liquidation.

(H) Employee share loans are accounted for as awards of options in accordance with AASB 2 *Share Based Payments*.

(I) Net impact of adjustments (A) – (H) on the foreign currency translation reserve.

(35) TRANSITION TO AIFRS continued

(ii) Reconciliation of profit after tax under A-GAAP to that under AIFRS

	CONSOLIDATED 30-Jun-05 $'000	VILLAGE ROADSHOW LIMITED 30-Jun-05 $'000
Net profit as reported under AGAAP	**40,691**	**62,233**
Write back of radio licence amortisation (A)	300	-
Write back of goodwill amortisation (A)	4,787	-
Impairment of assets excluding radio licences (B)	3,746	(254,822)
Recognition of deferred tax balances under AASB 112 (C)	(11,995)	-
Recognition of Decommissioning Assets and Provisions (D)	(215)	-
Revenue Recognition adjustments (E)	48	-
Equity accounted investment net asset adjustment (F)	760	-
Equity accounted net investment adjustment (G)	22,160	-
Recycling of foreign currency translation differences (H)	(5,849)	-
Impact of AIFRS changes on calculation of Minority Interest (I)	(5,112)	-
Net profit under AIFRS	**49,321**	**(192,589)**

(A) Amortisation of radio licences with indefinite useful lives is not required under AASB 138 *Intangible Assets,* and amortisation of goodwill is prohibited under AASB 3 *Business Combinations*.

(B) Under AASB 136 *Impairment of Assets* the recoverable amount of an asset is determined as the higher of its fair value less costs to sell and value in use. The consolidated entity's assets were tested for impairment as part of the cash generating unit to which they belong and impairment losses were recognised under AIFRS. The impairments recognised on transition to AIFRS result in reduced depreciation expense in comparison to AGAAP.

(C) Under AASB 112 *Income Taxes*, the balance sheet method is used to account for deferred taxes. The current year AIFRS adjustments have resulted in adjustments to both the deferred tax asset and deferred tax liability.

(D) AASB 116 *Property, Plant and Equipment*, requires the cost of leasehold improvements to include an estimate of the costs to remove those improvements at the end of the lease term where such an obligation exists to the lessor. These costs are then required to be depreciated. A corresponding liability is recognised in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets*. The asset recognised must be depreciated and the provision recognised must be increased each year to take into account the impact of time value of money.

(E) The requirements of AASB 118 *Revenue* have resulted in some immaterial changes to the revenue recognition of a few sale transactions (e.g. recognition of revenue in respect of Annual Passes to Theme Park sites).

(F) Adjustment required to the underlying balance sheet of the associates on transition to AIFRS.

(G) Under AASB 128 *Investments in Associates*, an investor's interest in an associate includes the carrying amount of the investment together with any long-term interests that, in substance, form part of the investors investment in the associate (e.g. long term loans). Losses recognised under the equity method in excess of the investor's investment in ordinary shares are applied to the other components of the investor's interest in an associate in the reverse order of their priority in liquidation.

(H) Under AASB 121 *The Effects of Changes in Foreign Exchange Rates*, translation differences on intra-group loans accumulated in equity must be recognised in the profit and loss upon repayment of the associated loan. Such 'recycling' was not permitted under AGAAP.

(I) Under AASB 124 *Consolidated and Separate Financial Statements*, the majority of gains or losses resulting from the Group's increase in minority interests for no cost, as a result of buybacks from minority interests, are required to be transferred directly to a reserve account within equity, instead of to operating profit or retained earnings.

(iii) Reconciliation of restated equity on adoption of AASB 132 and AASB 139

	CONSOLIDATED 01-Jul-05 $ '000	VILLAGE ROADSHOW LIMITED 01-Jul-05 $ '000
Total equity pre-adoption of AASB 132 and AASB 139	**672,416**	**1,320,831**
Adjustments to equity:		
Impact of Effective Interest Rate Method on Financial Liabilities (A)	2,154	2,768
Re-classification of equity component of convertible notes to liabilities (B)	(14,866)	(14,866)
Interest Rate Swaps (C)	(15,785)	-
Impairment of Receivables and Loans (D)	-	(234,739)
Restatement of FCTR on adoption (E)	126	-
Total equity under AIFRS	**644,045**	**1,073,994**

(A) Under AASB 139, Financial Liabilities classified as loans must be carried at amortised cost. Amortised cost is calculated using the effective interest rate method. Under AGAAP, such loans were carried at cost.

(B) Under AASB 139, all balances relating to convertible notes are classified as liabilities if cash settlement is an option available to the party that has the repayment obligation.

(C) Under AASB 139, all derivatives must be recognised on balance sheet at fair value. Interest rate swaps held at 1 July 2005 are designated as hedging instruments and hedge accounting applied where appropriate.

(D) Under AASB 139, Receivables and Loans must be assessed for impairment on an individual basis if there is objective evidence that an impairment has been incurred.

(E) Net impact of adjustments (A) & (B) on the foreign currency translation reserve.

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

(1) In the opinion of the Directors -

(a) the financial statements and notes of the Company and of the Consolidated Entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial period ended 30 June 2006.

On behalf of the Board

G.W. Burke
Director

Melbourne, 13 September 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent audit report to members of Village Roadshow Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration set out on pages 25 to 90 for Village Roadshow Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

ERNST & YOUNG

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition, to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of Village Roadshow Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Village Roadshow Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

D R McGregor
Partner
Melbourne
13 September 2006